As filed with the Securities and Exchange Commission on March 28, 2007

Registration No. 333-134466

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

SENORX, INC.

(Exact name of Registrant as specified in its charter)

Delaware	3841	33-0787406
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11 Columbia, Suite A

Aliso Viejo, California 92656

(949) 362-4800

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Lloyd H. Malchow

President and Chief Executive Officer

SenoRx, Inc.

11 Columbia, Suite A

Aliso Viejo, California 92656

(949) 362-4800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David J. Saul Elton Satusky Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	David Lopez Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities of be Registered	Proposed Maximum Aggregate Offering Price (1) (2)	Amount of Registration Fee
Common Stock $0.001 par value	$63,250,000	$6,768	(3)

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion dated March 28, 2007

Preliminary Prospectus

5,500,000 Shares

SenoRx, Inc.

Common Stock

SenoRx, Inc. is offering 5,500,000 shares of common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $9.00 and $10.00 per share. After the offering, the market price for our shares may be outside this range.

Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “SENO.”

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 8 of this prospectus.

	Per Share	Total
Offering Price	$	$
Discounts and commissions to underwriters	$	$
Offering proceeds to SenoRx, before expenses	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase up to 825,000 additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the closing of this offering.

The underwriters expect to deliver the shares of common stock to investors on or about                      , 2007.

Banc of America Securities LLC	Citigroup

Cowen and Company	Canaccord Adams

The date of this prospectus is                      , 2007

SenoRx

Innovative Minimally Invasive Breast Care Solutions

Evolution of Breast Biopsy Procedures to Vacuum-Assisted Systems

Surgical Biopsy	→	Needle Biopsy		→	Vacuum - Assisted Biopsy	→	Fully Automated Vacuum-Assisted Biopsy
		Fine Needle Aspiration	Core Needle Biopsy				

Selected Biopsy System Features:

- Single Insertion / Multiple Sample Collection
- Sample Size Options
- Multi-Modality (MRI, Ultrasound, and Stereotactic)
- "Open / Closed" Collection Chamber
- Modular Hardware Design
- Flexible / Upgradeable Software
- Automated & Programmable Tissue Collection
- Automated Anesthetic Delivery

EnCor® – Breast Biopsies Made Simpler. Again.

Radiation Balloon(*)

RADIATION SEED LUMENS (5)
BALLOON INFLATION
VACUUM CONNECTION
VACUUM PORTS
SENORX - CONFIDENTIAL

Our Radiation Balloon(*) is designed to combine radiation seed lumens, balloon inflation and vacuum assistance, for precise radiation dosing, tissue adherence, and to facilitate fluid removal.

*Note: Under development. Commercial sale will require submission for and receipt of regulatory clearance from the Food and Drug Administration.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

SenoRx, our logo and other trademarks, tradenames and service marks mentioned in this prospectus are the property of their respective owners.

i

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, before making an investment decision, you should also read the more detailed information set out in this prospectus, including “Risk Factors” and our financial statements and related notes included elsewhere in this prospectus.

SenoRx, Inc.

Our Business

We develop, manufacture and sell minimally-invasive medical devices for the diagnosis of breast cancer. Our initial product focus has been biopsy systems and breast tissue markers. We also are developing products for use in the treatment of breast cancer that we will seek to commercialize beginning in the second half of 2007, subject to receipt of required regulatory approvals, including a radiation balloon for localized radiation therapy and cutting devices for both excision of tissue and cosmetic reconstruction. With the emergence of clinicians coordinating multi-disciplinary patient care through integrated breast centers, we believe that our ability to provide a broad array of products will enhance our competitive positioning. Many of our products and products under development rely on our proprietary tissue cutting technologies, which include both mechanical and radiofrequency cutting mechanisms. Since we launched our first products in 2002, we have established over 1,000 customer accounts.

Our flagship diagnostic product, the EnCor system, is a minimally-invasive, vacuum-assisted breast biopsy system. EnCor allows users to obtain multiple biopsy samples with a quick, single probe insertion. In contrast to existing competitive systems, EnCor is the only “open/closed” tissue collection system, providing the operator with a clear view of tissue samples through a proprietary transparent collection chamber, and the ability to either open the chamber to examine and remove one or more samples or to continue uninterrupted collection of multiple samples. Our EnCor system incorporates novel programmability, and we designed the system to be compatible with the most commonly used imaging modalities, including x-ray, ultrasound, and magnetic resonance imaging, or MRI. With its ease of use and functionality, we believe that EnCor can play an important role in the paradigm shift from invasive open surgical procedures to minimally-invasive biopsy procedures.

We received clearance for the EnCor system from the U.S. Food and Drug Administration, or FDA, and conducted marketing preference testing in late 2004. We subsequently progressed with a full commercial launch in November 2005. As of December 31, 2006, we had an installed base of 317 EnCor systems and we had sold more than 50,000 EnCor disposable probes. In launching the EnCor system, we first targeted our customers using our ultrasound-guided, vacuum-assisted biopsy system launched in 2003, the SenoCor 360, because both the EnCor and SenoCor handpieces are compatible with the same modular console. More broadly, we intend to leverage our base of over 1,000 customers as potential EnCor customers. Our tissue markers, which we first introduced in 2002, are competitively differentiated given their visibility under ultrasound, bioresorbability and compatibility not only with our biopsy devices, but also with other companies’ devices.

In breast care surgery and therapeutics, we are developing minimally-invasive products for removal of lesions, treatment of the lesion site and cosmetic reconstruction following therapy. Our Radiation Balloon, for which we expect to apply for FDA 510(k) clearance in the second half of 2007, is designed as a novel radiation therapy device that uses a vacuum to remove excess fluid and to adhere often irregularly shaped lumpectomy cavities closely to the balloon, as well as multiple radiation seed lumens to deliver precise radiation dosing. We believe that our radiation balloon can play an important role in the paradigm shift from traditional whole breast radiation therapy to localized partial breast radiation therapy.

In 2005, we generated net revenues of $19.3 million with a net loss of $8.6 million. In 2006, we have generated net revenues of $25.5 million and a net loss of $15.4 million, including a $4.0 million fair value adjustment to the May 2006 convertible promissory notes. The sale of disposable products, including our breast biopsy probes and tissue markers, accounted for 86% of our net revenues in 2005 and 89% in 2006. Our direct sales team, consisting of 52 sales managers, field sales representatives and clinical specialists as of December 31, 2006, primarily targets integrated breast centers. We believe that the coordinated approach to breast cancer diagnosis and treatment found among these breast centers is emerging as the standard of care. The various skills, resources and preferences of these teams of surgeons, radiologists, oncologists and technicians involved in the patient’s care demand flexible and technically-advanced devices as solutions to their clinical needs. We are committed to developing products designed to meet the evolving needs of this community, and we work with key opinion leaders to regularly facilitate product development. As of December 31, 2006, we held 41 issued U.S. patents and had 65 pending U.S. patent applications.

Breast Care Market Opportunity

Breast cancer is the second leading cause of cancer-related death of women in the United States overall, and the leading cause of cancer-related death for women ages 20 to 59. While the disease typically does not show symptoms in early stages, statistics indicate that survival rates are dramatically improved when the disease is diagnosed and treated early. If a lesion is detected, a physician will typically recommend that the patient undergo a breast biopsy, a diagnostic procedure in which breast tissue samples are acquired to determine whether a lesion is benign or malignant.

Breast Biopsy

In the United States, there are approximately 1.7 million breast biopsies performed annually, a significant increase from the 750,000 biopsies in 1997. Traditionally, most breast biopsies were performed as open surgical procedures, but vacuum-assisted biopsy has gained acceptance due to the reduction in patient discomfort and procedure time. During the procedure, vacuum pressure is used to draw tissue into an opening located on or at the end of the biopsy probe, and a cutter is then used to sever this tissue sample. Among the minimally-invasive biopsy options, vacuum-assisted biopsy is the only method that can obtain multiple contiguous tissue samples, which makes the procedure an attractive alternative for most lesions, including those that may be indicative of early stage cancer.

Radiation Therapy

When a patient’s biopsy indicates a malignant lesion, the cancerous breast tumor is typically removed surgically, and many patients are subsequently treated with breast radiation therapy to destroy any cancer cells that may remain. The current standard of care is to treat patients with external beam radiation that is widely directed at the whole breast. Radiation balloon brachytherapy is an emerging treatment alternative that delivers localized radiation to a targeted surgical site. However, the difficulty of conforming the shape of the balloon to the walls of the often irregularly-shaped cavity, and the accumulation of fluid from the body around the balloon, have limited the efficacy of existing products. We believe that our Radiation Balloon will allow clinicians to expand their use of balloon therapy devices to a greater number of patients.

Breast Care Market Trends

The breast care market has undergone a significant evolution over recent years. Key trends in the market include:

•	advances in imaging technology for screening;

•	advances in imaging technology for biopsy;

•	paradigm shift to less invasive procedures; and

•	emergence of comprehensive breast centers.

Our Solution

We are developing a broad product line of minimally-invasive breast care devices to be used by breast care specialists. We believe that there is significant opportunity for a company that offers breast centers a full range of minimally-invasive diagnostic and therapeutic devices that are both compatible with multiple imaging modalities and flexible enough to be tailored to the diverse needs of the physicians on the breast care team. By focusing on the continuum of care from diagnostic to excision and therapeutic procedures, we believe that we will be an attractive and convenient supplier for integrated breast centers.

Our current products and products under development include:

•

Diagnostic. Vacuum-assisted breast biopsy systems, such as our flagship EnCor system, which can be used with a variety of imaging modalities and allows users to obtain multiple tissue samples with a single insertion;

•	Marking. Tissue markers, which identify the biopsy site for future diagnostic and surgical reference;

•	Excising. Cutting devices designed to facilitate the contoured removal of lesions and facilitate the use of balloons in radiation therapy;

•	Treatment. Radiation therapy balloons, for which we expect to seek regulatory clearance in the second half of 2007, designed to provide localized, precise, radiation dosing; and

•	Reconstruction. Breast reconstruction devices for use in various post-surgical cosmetic procedures.

Our Strategy

Our goal is to become the leader in providing minimally-invasive solutions across the continuum of care in the breast care market. The key elements of our business strategy to achieve this goal are to:

•	provide differentiated, tailored solutions in the breast biopsy market;

•	provide products across the continuum of care;

•	target breast care centers and key opinion leaders;

•	capitalize on cross-selling opportunities within our existing customer base; and

•	pursue strategic acquisitions and partnerships.

Risks Associated with Our Business

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. We have a limited operating history and may be unable to accurately predict our future performance. From our inception through December 31, 2006, we generated total net revenues of $74.8 million. As of December 31, 2006, we had an accumulated deficit of $65.5 million and we may never achieve profitability. Compared to some competitors, we have less brand recognition, as well as less experience and resources in manufacturing, sales and marketing, and research and development. Additionally, we depend on the continued adoption of our vacuum-assisted breast biopsy EnCor system, and the continued design, development, regulatory approval and commercialization of future products, including our Radiation Balloon for localized breast cancer radiation treatment. Our success also depends on the growth in demand for minimally-invasive products for the diagnosis and treatment of breast cancer.

Corporate Information

We were incorporated in Delaware in January 1998 as BiopSolation Medical, Inc. We changed our name to SenoRx, Inc. in April 1998. Our principal executive offices are located at 11 Columbia, Suite A, Aliso Viejo, California. Our telephone number is (949) 362-4800. Our website is located at www.SenoRx.com. This URL is an inactive textual reference only and, as such, the information contained on our website is not a part of this prospectus. All trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

Market Data

This prospectus contains market data and industry forecasts that were obtained from industry publications. We have not independently verified any of this information.

The Offering

Common stock offered	5,500,000 shares

Common stock outstanding after this offering	14,980,572 shares

Use of proceeds

We intend to use the net proceeds from this offering to repay interest owing on notes that will be converted into common stock upon the closing of this offering, for sales and marketing initiatives, research and development activities, and general corporate purposes. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	SENO

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Unless otherwise indicated, all information in this prospectus assumes:

•	a 1-for-3.5 reverse split of our common stock;

•	the conversion, in accordance with our certificate of incorporation, of all our outstanding shares of preferred stock into 7,109,570 shares of our common stock; and

•	the underwriters do not exercise their over-allotment option.

At December 31, 2006, our pro forma number of common shares issued and outstanding is 9,480,572, and excludes:

•	462,046 shares issuable upon conversion of Series C preferred stock issuable upon the exercise of warrants, at an exercise price of $6.86 per share;

•	600,168 shares issuable upon the exercise of outstanding options under our 1998 Stock Plan as of December 31, 2006 at a weighted-average exercise price of approximately $3.05 per share;

•	247 shares reserved for issuance upon the exercise of options available for grant under our 1998 Stock Plan as of December 31, 2006;

•	10,285 shares issuable upon the exercise of outstanding options pursuant to stand-alone option agreements at a weighted-average exercise price of approximately $0.88 per share;

•	2,414,285 shares reserved for issuance under our 2006 Equity Incentive Plan, which includes the rollover of the 247 shares available under our 1998 Stock Plan as of December 31, 2006;

•	550,000 shares reserved for issuance under our Employee Stock Purchase Plan; and

•

1,052,628 shares issuable on conversion of the convertible promissory notes issued in May 2006, assuming an offering price of $9.50 per share, the midpoint of the range on the front cover of this prospectus.

Summary Financial Data

The summary financial data for each of the years ended December 31, 2004, 2005 and 2006 are derived from our audited financial statements included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future periods.

You should read the following financial information together with the information under “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,
	2004	2005	2006
	(in thousands, except per share data)
Statement of Operations Data:
Net revenues	$13,751	$19,253	$25,508
Cost of goods sold(1)	6,415	10,105	13,506

Gross profit	7,336	9,148	12,002

Operating expenses:
Research and development(1)	4,790	4,903	5,323
Selling and marketing(1)	7,507	10,148	15,041
General and administrative(1)	1,709	2,116	2,050

Total operating expenses	14,006	17,167	22,414

Loss from operations	(6,670)	(8,019)	(10,412)
Interest income (expense) and other, net(2)	(148)	(594)	(5,007)

Loss before provision for income taxes	(6,818)	(8,613)	(15,419)
Provision for income taxes	6	10	—

Net loss	$(6,824)	$(8,623)	$(15,419)

Net loss per share—basic and diluted(3)	$(4.54)	$(4.19)	$(6.61)

Weighted-average shares outstanding—basic and diluted(3)	1,504	2,060	2,332

Pro forma net loss per share—basic and diluted (unaudited)(3)			$(1.63)

Pro forma weighted-average shares outstanding—basic and diluted (unaudited)(3)			9,442

(1) Includes all non-cash stock-based compensation expense as follows:
Cost of goods sold	$17	$34	$52
Research and development	184	286	395
Selling and marketing	184	438	409
General and administrative	416	563	220

Total	$801	$1,321	$1,076

(2)	For the year ended December 31, 2006, interest income (expense) and other, net includes a fair value adjustment of $4.0 million to our May 2006 convertible promissory notes. See Note 6 of the notes to our audited financial statements included elsewhere in this prospectus.
(3)	See Note 1 of the notes to our audited financial statements included elsewhere in this prospectus for an explanation of the determination of the number of shares used in computing per share data.

The following table presents a summary of our balance sheet as of December 31, 2006:

•	on an actual basis;

•

on a pro forma basis to give effect to (a) the conversion of all our outstanding preferred stock into 7,109,570 shares of common stock immediately upon closing of this offering, (b) the conversion of our May 2006 $8.0 million convertible promissory notes into 1,052,628 shares of common stock, assuming an offering price of $9.50 per share, the midpoint of the range on the front cover of this prospectus, and a fair value adjustment to $3.8 million on the May 2006 notes (see Note 6 of the notes to our audited financial statements), and (c) the payment of $1.8 million for interest owing on the May 2006 notes; and

•

on a pro forma as adjusted basis to reflect the receipt of net proceeds from the sale of 5,500,000 shares of common stock offered by us at an assumed initial public offering price of $9.50 per share, the midpoint of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

	As of December 31, 2006
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,413	$5,613	53,531
Working capital	7,386	5,586	53,784
Total assets	19,981	18,181	64,494
Long-term obligations, less current portion	12,125	12,125	12,125
Convertible promissory notes (at fair value)	11,960	—	—
Convertible preferred stock	46,817	—	—
Total stockholders’ equity (deficit)	(13,582)	(3,421)	43,171

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before participating in this offering. If any of the following risks actually occur, our business, financial condition and results of operations could be materially harmed. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment. When determining whether to buy our common stock, you should also refer to the other information in this prospectus, including our financial statements and the related notes included elsewhere in this prospectus.

Risks Related to Our Business

We have a limited history of operations and a history of net losses, and we may not be able to achieve profitability even if we are able to generate significant revenues.

We have a limited history of operations upon which you can evaluate our business. We began selling our first products in 2002 and fully launched our flagship product, the EnCor system, in November 2005. We incurred net losses of $6.8 million in 2004, $8.6 million in 2005 and $15.4 million in 2006 and, as of that date, had an accumulated deficit of approximately $65.5 million. In addition, we expect our operating expenses to increase as we expand our business to meet anticipated increased demand for our EnCor system, seek regulatory clearance and prepare for the commercialization of the Radiation Balloon and devote resources to our sales and marketing and research and development activities. In order for us to become profitable, we believe that our EnCor system must be widely adopted. We cannot assure you that we will be able to achieve or sustain profitability even if we are able to generate significant revenues. Our failure to achieve and sustain profitability would negatively impact the market price of our common stock and require us to obtain additional funding.

Our success depends upon market adoption of our EnCor system, without which our results of operations will suffer.

We have historically derived our revenue primarily from our tissue marker products. However, our EnCor system, launched in November 2005, accounted for a majority of our revenue growth in 2006, and we expect this to continue for the foreseeable future. Our ability to meet this expectation is based upon a number of assumptions, including:

•	the adequacy of third-party reimbursement for the minimally-invasive procedures in which EnCor is used;

•	the market for minimally-invasive breast biopsy procedures will continue to grow;

•	we will be able to demonstrate compelling clinical data supporting EnCor’s safety and effectiveness;

•	key features of EnCor will represent compelling technological advancements to potential users;

•	EnCor will be endorsed by key opinion leaders; and

•	physicians who specialize in breast care will rapidly adopt EnCor.

Even if we are able to present potential customers with compelling clinical data, technological advancements or influential user experiences, they may be reluctant to switch from a competing device to which they have grown accustomed. We may not be successful in our near-term strategy of marketing EnCor to our existing customer base of tissue marker users, and users of our earlier vacuum-assisted breast biopsy system, our SenoCor 360. Our commercial success also depends on the continued general market shift to less invasive biopsy procedures. Failure of EnCor to be widely adopted would significantly harm our future financial performance.

Our future success will depend in part upon our ability to develop, obtain regulatory clearance for and successfully introduce our Radiation Balloon.

We expect our Radiation Balloon, for which we expect to seek FDA 510(k) clearance in the second half of 2007, to rapidly become a significant contributor to our revenues. The Radiation Balloon is still under development and there remain significant challenges that must be overcome before it can be commercialized, including:

•	developing it as a product that meets our design specifications, which involves creating a compelling alternative to competing devices;

•	protecting it with intellectual property rights;

•	obtaining FDA regulatory clearance or approval and adequate third-party reimbursement;

•	producing compelling clinical data on safety and effectiveness;

•	partnering, as necessary, with suppliers; and

•	manufacturing it consistently within our specifications and in accordance with the FDA’s Quality System Regulations.

If we are able to overcome these challenges, we may nevertheless be unable to convince potential customers that the Radiation Balloon represents a compelling alternative to competing products. Our commercial success will also depend on a general market shift from whole to partial breast radiation. Our commercialization of the Radiation Balloon could be significantly below expectations or not achieved at all, which would have a material adverse effect on our future financial performance.

We have limited clinical data regarding the safety and efficacy of our products. If future data or clinical experience is negative, we may lose significant market share.

Our success depends on the acceptance of our products by the medical community as safe and effective. Physicians that may be interested in using our products may hesitate to do so without long-term data on safety and efficacy. The limited clinical studies on some of our products that have been published or presented as abstracts at major medical meetings typically have been based on the work of a small number of physicians examining small patient populations over relatively short periods. Accordingly, the results of these clinical studies do not necessarily predict long-term clinical results, or even short-term clinical results from the broader physician community. If future safety or efficacy data or clinical experience is negative, we may lose significant market share.

We compete against companies that have more established products and greater resources, which may prevent us from achieving significant market penetration or improved operating results.

Many of our products compete, and our future products may compete, against products that are more established and accepted within our target markets. With fewer resources and operating history than many of our competitors and potential future competitors, and a less-established reputation, it may be difficult for our products to gain significant market penetration. We may be unable to convince physicians to switch their practice away from competing devices. Competing effectively will require us to distinguish our company and our products from our competitors and their products, and turns on factors such as:

•	ease of use and performance;

•	price;

•	quality and scale of our sales and marketing efforts;

•	our ability to offer a broad portfolio of products across the continuum of breast care;

•	establishing a strong reputation through compelling clinical study publications and endorsements from influential physicians; and

•	brand and name recognition.

Competition could result in price-cutting, reduced profit margins and loss of market share, any of which could have a material adverse effect on our results of operations. In addition, our competitors with greater financial resources could acquire other companies that would enhance their name recognition and market share, and allow them to compete more effectively by bundling together related products. We also anticipate that new products and improvements to existing products could be introduced that would compete with our current and future products. If we are unable to compete effectively, we will not be able to generate expected sales and our future financial performance will suffer.

Our ability to compete depends upon our ability to innovate, develop and commercialize new products and product enhancements.

The markets in which we compete involve rapid and substantial technological development and product innovations. There are few barriers to prevent new entrants or existing competitors from developing or acquiring products or technological improvements that compete effectively against our products or technology. If we are unable to innovate successfully to anticipate or respond to competitive threats, obtain regulatory approvals, or protect such innovation with defensible intellectual property, our revenues could fail to grow or could decline. Our business strategy is in part based upon our expectation that we will continue to make frequent new product introductions and improvements to existing products that will be demanded by our target customers. If we are unable to continue to develop new products and technologies as anticipated, our ability to grow and our future financial performance could be materially harmed.

Our business strategy is heavily focused on integrated breast centers and other large institutions.

We are focusing our sales efforts on becoming a preferred provider to integrated breast centers and other large customer accounts. We cannot assure you that we will be able to secure or maintain these accounts or that this strategy will maximize our revenue growth. These targeted customers often have a rigorous and lengthy qualification process for approving new vendors and products. Additionally, breast centers are in many cases not located at one physical location, but instead involve the coordinated efforts of various geographically dispersed offices and physicians, which may complicate the qualification process and may strain our sales and support organizations. Further, these customers have not entered, and we do not expect them in the future to enter, long-term contracts to purchase our products. Therefore, obtaining approval from these potential customers to sell them our products may not result in significant or long-term sales of our products to them. Our strategy of focusing on large institutions may result in relatively few customers contributing a significant amount to our revenues. For example, Kaiser Permanente is our largest customer, and in the year ended December 31, 2006, represented approximately 7.6% of our total revenues. We cannot assure you that Kaiser or other customer accounts will continue to purchase our products. The loss of any of these customers could have a material adverse impact on our results of operations.

Our strategy of providing a broad array of products to the breast care market may be difficult to achieve, given our size and limited resources.

We aim to be an attractive and convenient supplier for integrated breast centers by offering a broad product line of minimally-invasive devices for breast care specialists. Commercializing several product lines simultaneously may be difficult because we are a relatively small company. Additionally, offering a broad product line will require us to manufacture, sell and support some products that are not as profitable or in as high demand as some of our other products, which could have a material adverse effect on our overall results of operations. To succeed in our approach, we will need to grow our organization considerably and enhance our relationships with third-party manufacturers and suppliers. If we fail to make product introductions successfully or in a timely manner because we lack resources, or if we fail to adequately manufacture, sell and support our existing products, our reputation may be negatively affected and our results of operations could be materially harmed.

We believe that demand for minimally-invasive products for the diagnosis and treatment of breast cancer must grow in order for our business to grow as anticipated.

While there have been trends in recent years that favor increased screening, diagnosis and treatment of breast cancer, these trends may not continue. For example, the incidence of breast cancer in the United States appears to have fallen from its highest level over the last few years. Additionally, while the number of breast biopsies performed annually has increased significantly since 1997 when the American Cancer Society updated its guidelines for breast cancer screening, recommending that women should begin annual screening at age 40 rather than the previously recommended age 50, new guidance could be published that could support a reversal of this trend. Some studies conclude that annual breast cancer screening by mammography for women under age 50 may be more harmful, due to increased radiation exposure, than beneficial. These factors, in addition to possible future innovations in screening technologies or in breast cancer treatment options, could result in a decline in breast biopsy procedures and radiation therapy, which could reduce our overall market.

We have limited sales and marketing experience and failure to build and manage our sales force or to market and distribute our products effectively could have a material adverse effect on our results of operations.

We rely on a direct sales force to sell our products. In order to meet our anticipated sales objectives, we expect to grow our sales organization significantly over the next several years. There are significant risks involved in building and managing our sales organization, including our ability to:

•	hire and successfully integrate qualified individuals as needed;

•	provide adequate training for the effective sale of our products; and

•	retain and motivate our sales employees.

We expect our Radiation Balloon under development to be a principal driver of future growth. However, our sales force historically has primarily sold diagnostic products and therefore has limited experience selling a therapeutic device. Our Radiation Balloon would compete with products that are well-established. Accordingly, it is difficult for us to predict how well our sales force will perform.

Our failure to adequately address these risks could have a material adverse effect on our ability to sell our products, causing our revenues to be lower than expected and harming our results of operations.

We may be subject in the future to costly claims of infringement or misappropriation of the intellectual property rights of others, which could impact our business and harm our operations.

Our industry has been characterized by frequent demands for licenses and litigation. Our competitors, potential competitors or other patent holders may, in the future, assert that our products and the methods we employ are covered by their patents or misappropriate their intellectual property. In addition, we do not know whether our competitors will apply for and obtain patents that will prevent, limit or interfere with our ability to make, use, sell or import our products. Because patent applications may take years to issue, there may be applications now pending of which we are unaware that may later result in issued patents that our products infringe. There also could be existing patents that one or more components of our systems may inadvertently infringe. Although we may seek to settle any future claims, we may not be able to do so on reasonable terms, or at all. If we lose a claim against us, we may be ordered to pay substantial damages, including compensatory damages, which may be trebled in certain circumstances, plus prejudgment interest. We also could be enjoined, temporarily, preliminarily or permanently, from making, using, selling, offering to sell or importing our products or technologies essential to our products, which could significantly harm our business and operating performance.

We may become involved in litigation not only as a result of alleged infringement of a third party’s intellectual property rights but also to protect our own intellectual property. Enforcing our patent rights against infringers, even when such litigation is resolved in our favor, could involve substantial costs and divert management’s attention from our core business and harm our reputation.

If we are unable to obtain and maintain intellectual property protection covering our products, others may be able to make, use or sell our products, which could have a material adverse effect on our business and results of operations.

We rely on patent, copyright, trade secret and trademark laws and confidentiality agreements to protect our technology, products and our competitive position in the market. Additionally, our patent applications, including those covering our EnCor system, may not result in patents being issued to us or, if they are issued, may not be in a form that is advantageous to us. Any patents we obtain may be challenged or invalidated by third parties. Competitors also may design around our protected technology or develop their own technologies that fall outside our intellectual property rights. In addition, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees or current employees, despite the existence of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we cannot be certain that the steps we have taken to protect our intellectual property will be effective or that any remedies we may have in these circumstances would be adequate. Moreover, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States.

We may not have adequate intellectual property protection for some of our products and products under development and consequently may need to obtain licenses from third parties. For example, we believe that we may need to obtain a third-party license related to our Guided Electrosurgical Dissection, or GED, device, which is currently under development. If we are unable to negotiate a license on terms acceptable to us, we may be unable to market our GED device unless we redesign it, which could have a material adverse effect on our future results of operations.

We are dependent on sole-source and single-source suppliers for certain of our products and components, thereby exposing us to supply interruptions that could have a material adverse effect on our business.

We have one product and several components of other products that we obtain from sole suppliers. We rely on one vendor for our Gamma Finder product, one vendor for our biopsy probe motors and one vendor for a biopsy probe coating. Other products and components come from single suppliers, but alternate suppliers are easier to identify. However, in many of these cases we have not yet qualified alternate suppliers and rely upon purchase orders, rather than longer-term supply agreements. We also do not carry a significant inventory of most components used in our products and generally could not replace our suppliers without significant effort and delay in production. In addition, switching components may require product redesign and new regulatory clearances by the FDA, either of which could significantly delay or prevent production and involve substantial costs.

Reliance on third-party vendors may lead to unanticipated interruptions in supply or failure to meet demand on a timely basis. Any supply interruption from our vendors or failure to obtain additional vendors for any of the components could limit our ability to manufacture our products and fulfill customer orders on a timely basis, which could harm our reputation and revenues.

We have limited experience manufacturing certain components of our products in significant quantities, which could adversely impact the rate at which we grow.

We may encounter difficulties in manufacturing relating to our products and products under development for the following reasons:

•	our limited experience in manufacturing such products in significant quantities and in compliance with the FDA’s Quality System Regulation;

•	to increase our manufacturing output significantly, we will have to attract and retain qualified employees, who are in short supply, for the manufacturing, assembly and testing operations; and

•	some of the components and materials that we use in our manufacturing operations are currently provided by sole and single sources of supply.

Our limited manufacturing experience has in the past resulted in unexpected and costly delays. For example, in 2006, as a part of our settlement of litigation with Suros Surgical Systems (now a wholly-owned subsidiary of Hologic), we implemented a redesign to the EnCor system cutter. This effort resulted in a short-term decrease in yields and a delay in implementing certain cost improvements, which had an adverse effect on our costs of goods sold. In addition, although we believe that our current manufacturing capabilities will be adequate to support our commercial manufacturing activities for the foreseeable future, we may be required to expand our manufacturing facilities if we experience faster-than-expected growth. If we are unable to provide customers with high-quality products in a timely manner, we may not be able to achieve wide market adoption for our EnCor system or other products and products under development. Our inability to successfully manufacture or commercialize our devices could have a material adverse effect on our product sales.

We rely on third-party manufacturers for certain components, and the loss of any of these manufacturers, or their inability to provide us with an adequate supply of high-quality components, could have a material adverse effect on our business.

Although we manufacture certain components and assemble some of our products at our corporate headquarters in Aliso Viejo, California, we rely on third parties to manufacture most of the components of our products and are in the process of transferring additional manufacturing and assembly to our Thailand contract manufacturer. Some of these relationships are new and we have not had experience with their large commercial-scale manufacturing capabilities. For example, since the end of 2005, we have been transferring a portion of our manufacturing operations to a third party in Thailand. Because of the distance between California and Thailand, we may have difficulty adequately supervising and supporting its operations. There are several risks inherent in relying on third-party manufacturers, including:

•	failure to meet our requirements on a timely basis as demand grows for our products;

•	errors in manufacturing components that could negatively affect the performance of our products, cause delays in shipment of our products, or lead to malfunctions or returns;

•	inability to manufacture products to our quality specifications and strictly enforced regulatory requirements;

•	inability to implement design modifications that we develop in the future;

•	unwillingness to negotiate a long-term supply contract that meets our needs or to supply components on a short-term basis on commercially reasonable terms;

•	prioritization of other customers orders over ours; and

•	inability to fulfill our orders due to unforeseen events, including foreign political events, that result in a disruption of their operations.

If a manufacturer fails to meet our needs with high-quality products on a timely basis, we may be unable to meet customer demand, which could have a material adverse effect on our reputation and customer relationships.

Changes in coverage and reimbursement for procedures using our products could affect the adoption of our products and our future revenues.

Breast biopsy procedures and markers are typically reimbursed by third-party payors, including Medicare, Medicaid and private healthcare insurance companies. These payors may adversely change their coverage amounts and reimbursement policies. Also, healthcare reform legislation or regulation may be proposed or enacted in the future that adversely affects these policies and amounts. We cannot assure you that the current scope of coverage or levels of reimbursement will continue to be available or that coverage of, or reimbursement for, our products will be available at all. If physicians, hospitals and other providers are unable to obtain adequate reimbursement for our current products or future products, or for the procedures in which such products are used, they may be less likely to purchase the products, which could have a material adverse impact on our market share.

Any acquisitions that we make could disrupt our business and have an adverse effect on our financial condition.

We expect that in the future we may identify and evaluate opportunities for strategic acquisitions of complementary product lines, technologies or companies. We may also consider joint ventures and other collaborative projects. However, we may not be able to identify appropriate acquisition candidates or strategic partners, or successfully negotiate, finance or integrate any businesses, products or technologies that we acquire. Furthermore, the integration of any acquisition and the management of any collaborative project may divert management’s time and resources from our core business and disrupt our operations. We do not have any experience with acquiring other product lines, technologies or companies. We may spend time and money on projects that do not increase our revenues. Any cash acquisition we pursue would diminish the funds available to us for other uses, and any stock acquisition would be dilutive to our stockholders.

Our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price and NASDAQ listing.

As a public company, we will require greater financial resources than we have had as a private company. We will need to hire additional employees for our finance department. We cannot provide you with assurance that our finance department has or will maintain adequate resources to ensure that we will not have any future material weakness in our system of internal controls. The effectiveness of our controls and procedures may in the future be limited by a variety of factors including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial information.

If we fail to have effective controls and procedures for financial reporting in place, we could be unable to provide timely and accurate financial information and be subject to NASDAQ delisting, SEC investigation, and civil or criminal sanctions.

Product liability claims may lead to expensive and time-consuming litigation, substantial damages, increased insurance rates, and may have a material adverse effect on our financial condition.

Our business exposes us to potential product liability claims that are inherent in the manufacturing, marketing and sale of medical devices. For example, in the past we experienced, and in the future could experience, an issue related to the tip of our Gel Mark Ultra Biopsy Site Marker shearing off in the patient’s breast during the biopsy procedure, which could lead to a claim of damages, though none has previously been made. We may be unable to avoid product liability claims, including those based on manufacturing defects or claims that the use, misuse or failure of our products resulted in a misdiagnosis or harm to a patient. Although we believe that our liability coverage is adequate for our current needs, and while we intend to expand our product liability insurance coverage to any products we intend to commercialize, insurance may be unavailable, prohibitively expensive or may not fully cover our potential liabilities. If we are unable to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to continue to market our products and to develop new products. Defending a product liability lawsuit could be costly and have a material adverse effect on our financial condition, as well as significantly divert management’s attention from conducting our business. In addition, product liability claims, even if they are unsubstantiated, may damage our reputation by raising questions about our products’ safety and efficacy, which could materially adversely affect our results of operations, interfere with our efforts to market our products and make it more difficult to obtain commercial relationships necessary to maintain our business.

We may be adversely affected by the impact of environmental and safety regulations.

We are subject to federal, state, local and foreign laws and regulations governing the protection of the environment and occupational health and safety, including laws regulating the disposal of hazardous wastes and the health and safety of our employees. We may be required to obtain permits from governmental authorities for certain operations. If we violate or fail to comply with these laws and regulations, we could incur fines, penalties or other sanctions, which could adversely affect our business and our financial condition and cause our stock price to decline. We also may incur material expenses in the future relating to compliance with future environmental laws. In addition, we could be held responsible for substantial costs and damages arising from any contamination at our present facilities or third-party waste disposal sites. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur material liability as a result of any contamination or injury.

Our success will depend on our ability to attract and retain key personnel, particularly members of management and scientific staff.

We believe our future success will depend upon our ability to attract and retain employees, including members of management, engineers and other highly skilled personnel. Our employees may terminate their employment with us at any time. Hiring qualified personnel may be difficult due to the limited number of qualified professionals and the fact that competition for these types of employees is intense. If we fail to attract and retain key personnel, we may not be able to execute our business plan.

We may be unsuccessful in our long-term goal of expanding our product offerings outside the United States and Canada.

For the year ended December 31, 2006, we derived approximately 95% of our net revenues from sales within the United States and Canada. We have entered into distribution agreements with third parties outside the United States and Canada, but do not anticipate sales of our products through these distributors becoming a significant portion of our revenues in the foreseeable future. If we do begin to offer our products more broadly outside the United States and Canada, we expect that we will remain dependent on third-party distribution relationships and will need to attract additional distributors to increase the number of territories in which we sell our products. Distributors may not commit the necessary resources to market and sell our products to the level of our expectations. If current or future distributors do not perform adequately, or we are unable to locate distributors in particular geographic areas, our ability to realize long-term international revenue growth could be materially adversely affected.

Although some of our products have regulatory clearances and approvals from jurisdictions outside the United States and Canada, many do not. These products may not be sold in these jurisdictions until the required clearances and approvals are obtained. We cannot assure you that we will be able to obtain these clearances or approvals on a timely basis, or at all. In Japan, recent changes in the laws and regulations governing the approval process for medical devices has made it unlikely that we will be able to obtain approvals for our products within the foreseeable future.

Our ability to use net operating loss carryforwards may be limited.

Section 382 of the Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in its stock ownership. We have internally reviewed the applicability of the annual limitations imposed by Section 382 caused by previous changes in our stock ownership and believe such limitations should not be significant. Future ownership changes, including changes resulting from or affected by this offering, may adversely affect our ability to use our remaining net operating loss carryforwards. If our ability to use net operating loss carryforwards is limited, we may be subject to tax on our income earlier than we would otherwise be had we been able to fully utilize our net operating loss carryforwards.

Risks Related to Regulatory Matters

The FDA may find that we do not comply with regulatory requirements and take action against us.

Our products and facilities are subject to periodic unannounced inspections by the FDA and other regulatory bodies. In particular, we are required to comply with the FDA’s Quality System Regulations, or QSRs, and other regulations, which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage, shipping and post-market surveillance of our products.

We underwent an inspection of our facilities by the FDA in April 2005, which resulted in the issuance in July 2005 of a Warning Letter from the FDA related to, among other things, our failure to adequately validate manufacturing changes we undertook to prevent the tip of the Gel Mark Ultra Biopsy Site Marker from shearing off in the patient’s breast during the biopsy procedure, which we had experienced. The letter required us to take prompt action to strengthen our Quality System and product engineering area. We responded to the FDA with a comprehensive corrective action plan in August 2005. We believe we are in compliance with the QSRs. However, during a future inspection, the FDA may determine that we have failed to adequately or completely implement the corrective action plan or may find additional material violations. Such a determination could lead the FDA to commence an enforcement action against us, which may include the following sanctions:

•	injunctions, fines, other civil penalties or additional Warning Letters;

•	the refusal of, or delay by, the FDA in granting further 510(k) clearances or approving further premarket approval applications;

•	suspension or withdrawal of our FDA clearances or approvals;

•	operating restrictions, including total or partial suspension of production, distribution, sales and marketing of our products; or

•	product recalls, product seizures or criminal prosecution of our company, our officers or our employees.

Any of these could have a material adverse effect on our reputation, results of operation and financial condition.

If we fail to obtain or maintain necessary FDA clearances or approvals for products, or if clearances or approvals are delayed, we will be unable to commercially distribute and market our products in the United States.

Our products are medical devices, and as such are subject to extensive regulation in the United States and in the foreign countries where we do business. Unless an exemption applies, each medical device that we wish to market in the United States must first receive 510(k) clearance or premarket approval from the FDA. Either process can be lengthy and expensive. The FDA’s 510(k) clearance process usually takes from three to twelve months from the date the application is complete, but it may take longer. The premarket approval process is much more costly, lengthy and uncertain. It generally takes from one to three years from the date the application is completed or even longer. Achieving a completed application is a process that may require numerous clinical trials and the filing of amendments over time. We expect that our products in the foreseeable future will be subject to 510(k) procedures and not premarket approval, or PMA, applications. We may not be able to obtain additional FDA clearances or approvals in a timely fashion, or at all. Delays in obtaining clearances or approvals could adversely affect our revenues and profitability.

Modifications to our devices may require new 510(k) clearances, which may not be obtained.

The FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new clearance; however, the FDA can review a manufacturer’s decision. Any modifications to an FDA-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use would require a 510(k) clearance or possibly a premarket approval.

We have modified aspects of some of our products since receiving FDA clearance, but we believe that new 510(k) clearances are not required. We may make additional modifications, and in appropriate circumstances, determine that new clearance or approval is unnecessary. The FDA may not agree with our decisions not to seek new clearances or approvals. If the FDA requires us to seek 510(k) clearances or approval for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain clearance or approval. Also, in these circumstances we may be subject to adverse publicity, regulatory Warning Letters and significant fines and penalties.

Government regulation imposes significant restrictions and costs on the development and commercialization of our products.

Any products cleared or approved by the FDA are subject to on-going regulation. Any discovery of previously unknown or unrecognized problems with the product or a failure of the product to comply with any applicable regulatory requirements can result in, among other things:

•	Warning Letters, injunctions, fines or other civil penalties;

•	the refusal of, or delay by, the FDA in granting further 510(k) clearances or approving further premarket approval applications;

•	suspension or withdrawal of our FDA clearances or approvals;

•	operating restrictions, including total or partial suspension of production, distribution, sales and marketing of our products; or

•	product recalls, product seizures or criminal prosecution of our company, our officers or our employees.

Any of these could have a material adverse effect on our reputation and results of operations.

Risks Related to the Securities Markets and Ownership of Our Common Stock

There has been no prior public market for our common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies, products or technologies by using our shares as consideration.

If our public guidance or our future operating performance does not meet investor expectations, our stock price could decline.

We anticipate that as a public company we will provide guidance to the investing community regarding our anticipated future operating performance, both for the then-current fiscal quarter and full fiscal year. Our business typically has a short sales cycle, so that we do not have significant backlog of orders at the start of a quarter, and our ability to sell our products successfully is subject to many uncertainties, as discussed in this prospectus. In light of these factors, it is difficult for us to estimate with accuracy our future results. Our expectations regarding these results will be subject to numerous risks and uncertainties that could make actual results differ materially from those anticipated. If our actual results do not meet our public guidance or our guidance or actual results do not meet the expectations of third-party financial analysts, our stock price could decline significantly.

We expect that the price of our common stock will fluctuate substantially and you may not be able to sell the shares you purchase in this offering at or above the offering price.

The initial public offering price for the shares of our common stock sold in this offering is determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	volume and timing of sales of our products;

•	the introduction of new products or product enhancements by us or our competitors;

•	disputes or other developments with respect to our intellectual property rights or the intellectual property rights of others;

•	our ability to develop, obtain regulatory clearance or approval for, and market, new and enhanced products on a timely basis;

•	product liability claims or other litigation;

•	quarterly variations in our or our competitors’ results of operations;

•	sales of large blocks of our common stock, including sales by our executive officers and directors;

•	announcements of technological or medical innovations for the diagnosis and treatment of breast cancer;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	changes in the availability of third-party reimbursement in the United States or other countries;

•	changes in earnings estimates or recommendations by securities analysts; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

These and other factors may make the price of our stock volatile and subject to unexpected fluctuation.

Our directors, executive officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

Our officers, directors and principal stockholders that currently hold more than 5% of our common stock together will control 52.1% of our outstanding common stock following this offering, assuming the conversion of our 2006 convertible promissory notes, or 49.6% if the underwriters’ over-allotment option is exercised in full. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, might have a material adverse effect on the market price of our common stock and may not be in the best interest of our other stockholders.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market after this offering, including shares issued upon the exercise of options or warrants, the market price of our common stock could decline. There will be approximately 9,480,572 shares of common stock eligible for sale beginning approximately 180 days after the date of this prospectus upon the expiration of lock-up arrangements with our stockholders to the extent such shares have been released from any repurchase option that we may hold. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. See “Shares Eligible for Future Sale.”

New investors in our common stock will experience immediate and substantial dilution after this offering.

The initial public offering price will be substantially higher than the book value per share of our common stock. If you purchase common stock in this offering, you will incur immediate dilution of $6.81 in net tangible book value per share of common stock, based on an assumed initial public offering price of $9.50 per share, the midpoint of the range on the front cover of this prospectus. In addition, the number of shares available for issuance under our 2006 Equity Incentive Plan will automatically increase annually without further stockholder approval. Investors will incur additional dilution upon the exercise of stock options and warrants and upon the conversion of our May 2006 convertible promissory notes into shares of common stock upon the closing of this offering. See “Dilution.”

We may become involved in securities class action litigation that could divert management’s attention and have a material adverse effect on our business.

The stock market in general, the NASDAQ Global Market and the market for medical device companies, in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may have a material adverse effect on the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation often is expensive and can divert management’s attention and resources, which could have a material adverse effect on our financial condition and results of operations.

Our Amended and Restated Certificate of Incorporation and Bylaws, and Delaware law, contain provisions that could discourage a takeover.

Our Amended and Restated Certificate of Incorporation and Bylaws, and Delaware law, contain provisions that might enable our management to resist a takeover, and might make it more difficult for an investor to acquire a substantial block of our common stock. These provisions include:

•	a classified board of directors;

•	advance notice requirements to stockholders for matters to be brought at stockholder meetings;

•	a supermajority stockholder vote requirement for amending certain provisions of our Amended and Restated Certificate of Incorporation and Bylaws;

•	limitations on stockholder actions by written consent; and

•	the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer.

These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of our common stock and limit the price that investors might be willing to pay in the future for shares of the common stock.

We do not intend to pay cash dividends.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, we anticipate that capital appreciation of our common stock, if any, will be your sole source of potential gain for the foreseeable future.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements regarding future events, our future financial performance and results of operations, our business strategy and our financing plans are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “can,” “might,” “will,” “could,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology.

These statements are only predictions. Our actual results may differ materially from those anticipated in these forward-looking statements. In evaluating these forward-looking statements, you should specifically consider various other risks, uncertainties and factors, including those risks discussed under “Risk Factors.”

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

We assume no obligation to publicly update or revise any of these forward-looking statements or changes in our expectations after the date of this prospectus for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $46.6 million from this offering, or $53.9 million if the underwriters exercise their over-allotment option in full, assuming an offering price of $9.50 per share, the midpoint of the range on the front cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our common stock, raise additional equity capital and facilitate future access to public markets. We intend to use approximately $1.8 million of the net proceeds of this offering to repay interest owing on the May 2006 convertible promissory notes, the repayment of which accelerates and becomes due as a result of the completion of this offering. The $1.8 million interest owed, which is equal to 22.5% of the principal, is required to be paid in cash within 60 days after closing of this offering. The proceeds from the May 2006 convertible promissory notes were used to fund our operations from May 2006 through the closing of this offering. We intend to use the balance of the net proceeds of this offering to support continued growth, including approximately:

•	$29.0 million for sales and marketing initiatives to support the ongoing commercialization of our EnCor system and other products and products under development; and

•	$7.0 million for research and development activities, including support of product development, regulatory and clinical initiatives.

We intend to use the remainder of our net proceeds for general corporate purposes. In addition, we may use a portion of the net proceeds of this offering to repay all or a portion of the 2006 subordinated note, or acquire or invest in complementary product lines, technologies or companies, through mergers, acquisitions, joint ventures or otherwise. However, we have no specific agreements or commitments at present and are not currently engaged in any negotiations with respect to these transactions. The amounts and timing of our actual expenditures may vary significantly depending upon numerous factors, including the progress of our research, development and commercialization efforts, and our operating costs and capital expenditures. Accordingly, our management will retain broad discretion as to the allocation of the net proceeds of this offering.

Prior to their use, we intend to invest the net proceeds of this offering in short-term, high-grade interest-bearing marketable securities, certificates of deposit or direct or guaranteed obligations of the U.S. government. We believe that our current cash and cash equivalents, excluding the net proceeds from this offering, together with cash expected to be generated from sales of our product offerings and our ability to draw down on our secured revolving line of credit and equipment advance facility, will be sufficient to meet our projected operating requirements for at least the next 12 months.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock. We currently intend to retain any future earnings to finance the growth and development of our business and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2006:

•	on an actual basis;

•

on a pro forma basis to give effect to (a) the conversion of all our outstanding preferred stock into 7,109,570 shares of common stock immediately upon closing of this offering, (b) the conversion of our May 2006 $8.0 million convertible promissory notes into 1,052,628 shares of common stock, assuming an offering price of $9.50 per share, the midpoint of the range on the front cover of this prospectus, and a fair value adjustment to $3.8 million on our May 2006 convertible promissory notes (see Note 6 of the notes to our audited financial statements), and (c) the payment of $1.8 million interest owing on the May 2006 notes; and

•

on a pro forma as adjusted basis to reflect the receipt of net proceeds from the sale of 5,500,000 shares of common stock offered by us at an assumed initial public offering price of $9.50 per share, the midpoint of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2006
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Long-term obligations, less current portion	$12,125	$12,125	$12,125
Convertible promissory notes (at fair value)	11,960	—	—

Stockholders’ equity:
Convertible preferred stock; 31,032,040 shares authorized, 24,384,939 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	46,817	—	—
Common stock, $0.001 par value; shares authorized, 2,371,002 shares issued and outstanding, actual; 45,000,000 shares authorized and 10,533,200 issued and outstanding, pro forma; 16,033,200 shares issued and outstanding pro forma as adjusted	2	10	16
Additional paid-in capital	5,262	62,071	108,658
Deferred compensation	(127)	(127)	(127)
Accumulated deficit	(65,536)	(65,376)	(65,376)

Total stockholders’ equity (deficit)	(13,582)	(3,421)	43,171

Total capitalization	$10,503	$8,703	$55,296

The table above excludes:

•	462,046 shares issuable upon conversion of Series C preferred stock issuable upon the exercise of warrants, at an exercise price of $6.86 per share;

•	600,168 shares issuable upon the exercise of outstanding options under our 1998 Stock Plan as of December 31, 2006 at a weighted-average exercise price of approximately $3.05 per share;

•	247 shares reserved for issuance upon the exercise of options available for grant under our 1998 Stock Plan as of December 31, 2006;

•	10,285 shares issuable upon the exercise of outstanding options pursuant to stand-alone option agreements at a weighted-average exercise price of approximately $0.88 per share;

•	2,414,285 shares reserved for issuance under our 2006 Equity Incentive Plan, which includes the rollover of the 247 shares available under our 1998 Stock Plan as of December 31, 2006; and

•	550,000 shares reserved for issuance under our Employee Stock Purchase Plan.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the offering price per share of our common stock and the net tangible book value per share of common stock after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2006. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering.

Net tangible book value per share as of December 31, 2006, exclusive of convertible preferred stock, was a deficit of $60.4 million, or $25.47 per share of common stock, and was a deficit of $13.6 million, or $1.43 per share of common stock, assuming the conversion on December 31, 2006 of all of our outstanding shares of convertible preferred stock into 7,109,570 shares of common stock.

After giving effect to (a) the conversion of our May 2006 $8.0 million convertible promissory notes into 1,052,628 shares of common stock, (b) a fair value adjustment to $3.8 million on our May 2006 notes (see Note 6 of the notes to our audited financial statements), (c) the payment of $1.8 million interest owing on the May 2006 notes, and (d) the receipt of net proceeds from the sale of 5,500,000 shares of common stock offered by us at an assumed initial public offering price of $9.50 per share, the midpoint of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2006 would have been $43.2 million, or $2.69 per share. This represents an immediate increase in net tangible book value of $3.02 per share to existing stockholders and an immediate dilution in net tangible book value of $6.81 per share to new investors in this offering. If the offering price is higher or lower, the dilution to the new investors will be greater or less. The following table illustrates this per share dilution:

Assumed offering price per share		$9.50
Net tangible book value per share as of December 31, 2006	$(25.47)
Increase per share assuming conversion of convertible preferred stock as of December 31, 2006	24.04
Increase per share attributable to conversion of promissory notes	1.10

Pro forma net tangible book value per share before this offering	(0.33)

Increase per share attributable to new investors in this offering	3.02

Pro forma as adjusted net tangible book value per share after this offering		2.69

Dilution per share to new investors in this offering		$6.81

If the underwriters exercise their over-allotment option in full, there will be an increase in pro forma as adjusted net tangible book value to existing stockholders of $0.71 per share and an immediate dilution in pro forma net tangible book value to new investors of $6.10 per share.

The following table sets forth, as of December 31, 2006, the differences between the number of shares of common stock and preferred stock purchased from us, the total consideration paid and the average price per share paid (a) by existing stockholders from the purchase of shares and the exercise of stock options, (b) by holders of the May 2006 convertible promissory notes, who will convert $8.0 million principal value into shares of common stock upon the closing of this offering, and (c) by new investors in this offering, before deducting underwriting discounts and commissions and estimated offering expenses at an assumed initial public offering price of $9.50 per share, the midpoint of the range on the front cover of this prospectus.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders(1)	9,480,572	59.1%	$48,043,728	45.1%	$5.07
Conversion of promissory notes	1,052,628	6.6	8,000,000	7.5	9.50
Payment of interest on promissory notes	—	—	(1,800,000)	(1.7)	n/a
New investors in this offering	5,500,000	34.3	52,250,000	49.1	9.50

Total	16,033,200	100%	110,093,728	100%

(1)	Assumes conversion of all of our outstanding preferred stock into 7,109,570 shares of common stock.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own approximately 56.2%, the holders of our May 2006 convertible promissory notes would own 6.3% and our new investors would own approximately 37.5% of the total number of shares of our common stock outstanding after this offering.

The tables above exclude as of December 31, 2006:

•	462,046 shares issuable upon conversion of Series C preferred stock issuable upon the exercise of warrants, at an exercise price of $6.86 per share;

•	600,168 shares issuable upon the exercise of outstanding options under our 1998 Stock Plan as of December 31, 2006 at a weighted-average exercise price of approximately $3.05 per share;

•	247 shares reserved for issuance upon the exercise of options available for grant under our 1998 Stock Plan as of December 31, 2006;

•	10,285 shares issuable upon the exercise of outstanding options pursuant to stand-alone option agreements at a weighted-average exercise price of approximately $0.88 per share;

•	2,414,285 shares reserved for issuance under our 2006 Equity Incentive Plan, which includes the rollover of the 247 shares available under our 1998 Stock Plan as of December 31, 2006; and

•	550,000 shares reserved for issuance under our Employee Stock Purchase Plan.

Because we expect the exercise prices of the outstanding options and warrants to be significantly below the assumed initial public offering price of $9.50 per share, the midpoint of the offering range on the cover page of this prospectus, investors purchasing common stock in this offering will suffer additional dilution when and if these shares are issued, options or warrants are exercised, or the May 2006 convertible promissory notes are converted. If the options exercisable for 610,453 shares and warrants exercisable for 462,046 shares were exercised prior to this offering, and our May 2006 notes converted upon this offering and the $1,800,000 interest payment made, but assuming no exercise of the underwriters’ over-allotment option, our existing stockholders would, after this offering, own approximately 67.8% of the total number of outstanding shares of our common stock while contributing 53.9% of the total consideration for all shares, and our new investors would own approximately 32.2% of the total number of outstanding shares of our common stock while contributing 46.1% of the total consideration for all shares.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. If additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

The following table presents selected historical financial data. We derived the selected statements of operations data for the years ended December 31, 2004, 2005 and 2006 and balance sheet data as of December 31, 2005 and 2006 from our audited financial statements and notes thereto that are included elsewhere in this prospectus. We derived the selected statements of operations data for the years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002, 2003 and 2004 from our audited financial statements that do not appear in this prospectus.

You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except per share data)
Statements of Operations Data:
Net revenues	$5,286	$10,277	$13,751	$19,253	$25,508
Cost of goods sold(1)	2,710	4,829	6,415	10,105	13,506

Gross profit	2,576	5,448	7,336	9,148	12,002

Operating expenses:
Research and development(1)	5,022	4,928	4,790	4,903	5,323
Selling and marketing(1)	5,997	7,974	7,507	10,148	15,041
General and administrative(1)	1,540	1,197	1,709	2,116	2,050

Total operating expenses	12,559	14,099	14,006	17,167	22,414

Loss from operations	(9,983)	(8,651)	(6,670)	(8,019)	(10,412)
Interest income (expense) and other, net(2)	110	(95)	(148)	(594)	(5,007)

Loss before provision for income taxes	(9,873)	(8,746)	(6,818)	(8,613)	(15,419)
Provision for income taxes	1	1	6	10	—

Net loss	$(9,874)	$(8,747)	$(6,824)	$(8,623)	$(15,419)

Net loss per share—basic and diluted	$(7.05)	$(5.96)	$(4.54)	$(4.19)	$(6.61)

Weighted-average shares outstanding—basic and diluted(3)	1,401	1,468	1,504	2,060	2,332

Pro forma net loss per share—basic and diluted (unaudited)(3)					$(1.63)

Pro forma weighted average shares outstanding (unaudited)(3)					9,442

(1) Includes all non-cash stock-based compensation expense as follows:
Cost of goods sold	$—	$—	$17	$34	$52
Research and development	—	—	184	286	395
Selling and marketing	—	—	184	438	409
General and administrative	4	8	416	563	220

Total	$4	$8	$801	$1,321	$1,076

(2)	For the year ended December 31, 2006, interest income (expense) and other, net includes a fair value adjustment of $4.0 million to our May 2006 convertible promissory notes. See Note 6 of the notes to our audited financial statements included elsewhere in this prospectus.
(3)	See Note 1 of the notes to our audited financial statements included elsewhere in this prospectus for an explanation of the determination of the number of shares used in computing per share data.

The following table presents a summary of our balance sheet as of December 31, 2006:

•	on an actual basis;

•

on a pro forma basis to give effect to (a) the conversion of all our outstanding preferred stock into 7,109,570 shares of common stock immediately upon closing of this offering, (b) the conversion of our May 2006 $8.0 million convertible promissory notes into 1,052,628 shares of common stock, assuming an offering price of $9.50 per share, the midpoint of the range on the front cover of this prospectus, and a fair value adjustment to $3.8 million on our May 2006 notes (see Note 6 of the notes to our audited financial statements), and (c) the payment of $1.8 million interest owing on the May 2006 convertible promissory notes; and

•

on a pro forma as adjusted basis to reflect the receipt of net proceeds from the sale of 5,500,000 shares of common stock offered by us at an assumed initial public offering price of $9.50 per share, the midpoint of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

	As of December 31,					December 31,
	2002	2003	2004	2005	2006	Pro Forma	Pro Forma As Adjusted
	(in thousands)					(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,496	$4,537	$3,703	$482	$7,413	$5,613	$53,531
Working capital	4,687	3,666	4,578	2,308	7,386	5,586	53,784
Total assets	8,213	9,031	9,148	8,163	19,981	18,181	64,494
Long-term obligations, less current portion	348	1,254	3,829	2,741	12,125	12,125	12,125
Convertible promissory notes (at fair value)	—	—	—	—	11,960	—	—
Convertible preferred stock	30,951	37,353	41,050	46,817	46,817	—	—
Total stockholders’ equity (deficit)	5,416	3,162	1,922	658	(13,582)	(3,421)	43,171

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with our financial statements and related notes included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements due to known and unknown risks, uncertainties and other factors. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements described in the following discussion and analysis.

Overview

We develop, manufacture and sell minimally-invasive medical devices for the diagnosis of breast cancer. We were incorporated in 1998. From our inception until 2002, our principal activity was the development and regulatory clearance of our initial products, primarily our biopsy tissue markers and our first breast biopsy system, the SenoCor 360. We launched our first tissue markers in 2002 and our SenoCor 360 in 2003.

In 2004, we received 510(k) clearance from the FDA to market our EnCor breast biopsy system, our flagship diagnostic product, conducting market preference testing commencing in the fourth quarter of 2004. Over the subsequent period ending in October 2005, we began selling the product on a limited basis while we focused on enhancing certain elements of the product to optimize its performance, and we subsequently progressed with a full commercial launch of our EnCor system in November 2005.

We are currently developing minimally-invasive products for surgical excision of lesions and for breast cancer treatment. We expect to apply for FDA 510(k) clearance for our Radiation Balloon in the second half of 2007. We are also developing breast surgery and breast reconstruction devices, our Single Step, Shape Select and GED, for which we respectively expect to enter limited launch phases in late 2008.

We have historically derived our revenue primarily from our tissue marker products. However, our EnCor system accounted for a majority of our revenue growth in 2006, and we expect this to continue for the foreseeable future. Our ability to meet this expectation is based upon a number of assumptions, which may not ultimately occur, including growth of our sales force, growth in the market for minimally-invasive breast biopsy procedures and rapid adoption of the product by physicians who specialize in breast care. We expect our Radiation Balloon to rapidly become a significant contributor to our revenues. The Radiation Balloon is still under development and there remain significant challenges that must be overcome before it can be commercialized, including receipt of regulatory clearance from the FDA and developing it as a product that meets our design specifications, which involves creating a compelling alternative to competing devices.

For the year ended December 31, 2006, we generated net revenues of $25.5 million and a net loss of $15.4 million. As of December 31, 2006, our accumulated deficit was $65.5 million. We have not been profitable since inception. We expect our operating expenses to increase as we expand our business to meet anticipated increased demand for our EnCor system, seek regulatory clearance and prepare for the commercialization of our Radiation Balloon and devote resources to our sales and marketing and research and development activities.

In the second half of 2006, as a part of our settlement of litigation with Suros Surgical Systems (now a wholly-owned subsidiary of Hologic), we implemented a redesign to the EnCor system cutter. This effort resulted in a short-term decrease in yields, the obsolescing of certain inventory and a delay in implementing certain cost improvements related to production and manufacturing, which had an adverse effect on our costs of goods sold for the third and fourth quarters of 2006. Additionally, our third quarter 2006 revenues were adversely impacted by our efforts earlier in the year to integrate a large number of newly-hired sales representatives.

Net Revenues

We derive our revenue primarily from the sales of our breast biopsy systems, our tissue markers, and other products for breast care. Nearly all of our sales are generated in the United States and Canada, where we employ a direct sales force. Our breast biopsy systems, the EnCor and SenoCor 360, consist of two primary components: reusable handpieces and disposable probes, and are used in conjunction with our SenoRx Breast Biopsy Console. The disposable probes form the basis of a recurring revenue stream and also contribute to the sales of tissue markers. We expect that the sales of biopsy disposable, biopsy capital and marker products will continue to grow in 2007. We further expect that the sales of our adjunct and excision products will also grow, though at a slower rate.

Cost of Goods Sold

Our cost of goods sold consists of the cost to manufacture and assemble our products, primarily including materials, components and labor. We assemble and package all of our finished products with the exception of our Gamma Finder product. We expect that our cost of goods sold will decrease, and, correspondingly, gross profits will increase, as a percentage of net revenues with increased sales volume, product enhancements and outsourced manufacturing efficiencies. At the end of 2005, we entered into an agreement with a contract manufacturer in Thailand and began to transfer a portion of our manufacturing for certain components of our products to this site, and we anticipate that we will transfer additional manufacturing to this site in order to increase gross margins. We anticipate that our gross margin will increase in 2007 due to design and production process improvements, the manufacturing efficiencies that we expect to see with increased production, and the continued successful transfer of manufacturing of certain products and product components to our Thailand contract manufacturer.

Operating Expenses

Our operating expenses consist of research and development, selling and marketing, and general and administrative expenses. Stock-based compensation, a non-cash item, is primarily included in these expenses.

Our research and development expenses consist of salaries and related expenses of our research and development personnel and consultants and costs of product development, which include patent filing and maintenance costs, production engineering, clinical and regulatory support and post-clearance clinical product enhancements. We expense all our research and development costs as they are incurred. We expect research and development expenses to increase in absolute terms as we continue to develop, enhance, obtain clinical results and commercialize existing and new products; however, for 2007, we believe that research and development expenses will remain approximately equivalent to the expenses incurred in 2006.

Our selling and marketing expenses consist of salaries and related expenses of our direct sales team and sales management, travel, clinical education and training expenses, marketing and promotional expenses, and costs associated with tradeshows. We expect selling and marketing expenses to increase in absolute terms as we expand our sales organization and promotional activities.

Our general and administrative expenses consist of the cost of corporate operations, litigation and professional services. We expect general and administrative expenses to increase in absolute dollars as we increase our infrastructure to comply with the regulatory requirements associated with publicly-traded companies.

Over the next several years, we will incur non-cash expenses for employee stock-based compensation, decreasing quarterly, for stock options granted prior to January 1, 2006 and determined to have been issued at less than estimated fair value. We expect to incur additional stock-based compensation expense, primarily for options granted to non-employees and options granted subsequent to January 1, 2006, which will be accounted for under SFAS No. 123R. The non-employee option changes may decrease or increase quarterly, depending upon future fluctuations in our stock price. See “—Critical Accounting Policies—Stock-Based Compensation.”

Interest

Interest represents income generated from our cash and cash equivalents which are invested generally in liquid money-market funds, offset by expense incurred on our debt obligations. These debt obligations include a working capital facility, an equipment facility and long-term notes payable. Interest expense also includes the fair value for any equity interests, such as warrants, granted in conjunction with the debt obligations. The fair value of the equity interests are amortized to interest expense over the term of the related debt obligations. We expect interest income to increase due to the receipt of proceeds from this offering.

Income Tax Expense

Due to uncertainty surrounding the realization of deferred tax assets through future taxable income, we have provided a full valuation allowance and no benefit has been recognized for our net operating loss and other deferred tax assets. Income tax expense relates to certain state taxes.

Results of Operations

The following table sets forth our results of operations expressed as a percentage of revenues for the years ended December 31, 2004, 2005 and 2006:

	For the Years Ended December 31,
	2004	2005	2006
Net revenues	100.0%	100.0%	100.0%
Cost of goods sold	46.7	52.5	52.9

Gross profit	53.3	47.5	47.1
Operating expenses:
Research and development	34.8	25.5	20.9
Selling and marketing	54.6	52.7	59.0
General and administrative	12.4	11.0	8.0

Total operating expenses	101.8	89.2	87.9

Loss from operations	(48.5)	(41.7)	(40.8)
Interest	(0.0)	(3.5)	(3.9)
Loss on debt extinguishment	—	—	(0.8)
Change in fair value of convertible promissory notes	—	—	(15.5)
Other income, net	0.0	0.4	0.6
Provision for income taxes	—	0.1	—

Net loss	(49.6)%	(44.8)%	(60.4)%

Year ended December 31, 2006 Compared to year Ended December 31, 2005

Net Revenues. Net revenues increased $6.25 million, or 32.5%, to $25.5 million in the 2006 from $19.25 million in 2005. The increase was primarily attributable to a $4.8 million increase in biopsy disposable revenues, comprised of a $4.7 million increase in EnCor biopsy disposable revenues and a $0.1 million increase in SenoCor biopsy disposable revenues. The remaining $1.5 million increase resulted from increased biopsy marker product revenues of $1.25 million, increased adjunct product revenues of $0.35 million, largely related to increased Gamma Finder sales and a decrease in excision and biopsy capital product revenues of $0.1 million and $50,000, respectively. The $4.7 million increase in EnCor biopsy disposable revenues discussed above was primarily due to an increase in the installed base of EnCor systems from approximately 164 as of December 31, 2005 to 317 as of December 31, 2006.

Cost of Goods Sold and Gross Profit. Cost of good sold increased $3.4 million or 33.7%, to $13.5 million in 2006 from $10.1 million in 2005. The increase in total cost of goods sold was primarily attributable to an increase in direct labor, manufacturing overhead and material costs associated with our increase in product sales. Gross profit as a percentage of net revenue decreased by 0.4% to 47.1% in the year ended 2006 from 47.5% in 2005. The decrease in gross profit as a percentage of net revenues was primarily attributable to costs associated with several changes to the EnCor cutter that we made in response to the Suros litigation settlement and design enhancements to certain of our first generation biopsy products.

Research and Development Expenses. Research and development expenses increased $0.4 million, or 8.6%, to $5.3 million in 2006 from $4.9 million in 2005. The increase in these expenses resulted from a $0.5 million increase in salaries and the related employee costs, which increase was primarily due to headcount additions and increased annual compensation to employees, as well as a $0.1 million increase in stock-based compensation charges. These increased costs were offset by a reduction of $0.1 million in patent and legal fees and a reduction of $0.1 million in developmental project costs.

Selling and Marketing Expenses. Selling and marketing expenses increased $4.9 million, or 48.2%, to $15.0 million in 2006 from $10.1 million in 2005. The increase was primarily attributable to an increase of $3.1 million in salaries and related employee costs due to the expansion of our sales organization (both in terms of direct sales representatives and the expansion of our clinical application specialists headcount), a $0.9 million increase in sales travel expenses and associated costs due to our pursuit of expanding our market penetration, an increase of $0.9 million attributable to sales promotion and related costs including trade shows and training programs. These increased expenses were partially offset by a $50,000 decrease in stock-based compensation charges.

General and Administrative Expenses. General and administrative expenses decreased $0.1 million, or 3.1%, to $2.1 million in 2006 from $2.1 million in 2005. The decrease was primarily attributable to a $0.3 million decrease in stock-based compensation charges. These decreases were partially offset by a $0.2 million increase in professional and consulting fees associated with our financial reporting function and valuations of our common and preferred stock.

Interest Expense. Interest expense increased $0.3 million, or 50.0%, to $1.0 million in 2006 from $0.7 million in 2005. The increase was due to higher average borrowings on our working capital line and higher interest rates.

Loss on Debt Extinguishment. In December 2006, there was a $0.2 million acceleration of the amortization of the debt discount and issuance costs associated with the early repayment of the 2004 subordinated note payable with proceeds from the issuance of the 2006 subordinated note.

Change in Fair Value of Convertible Promissory Note. In 2006, we recorded a $4.0 million charge for the changes in fair value of our May 2006 notes in accordance with FAS No. 155. See Note 6 to our financial statements for additional information.

Other Income - Net. Other income increased $80,000, or 105.7%, to $0.15 million in 2006 from $70,000 in 2005. The higher cash balances resulting from the May 2006 issuance of the $8.0 million convertible promissory notes contributed to the increase in interest income.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Revenues. Net revenues increased $5.5 million, or 39.9%, to $19.3 million in the year ended December 31, 2005 from $13.8 million in the year ended December 31, 2004. The increase was primarily attributable to a net $4.4 million increase in our biopsy disposable revenues, consisting of a $4.5 million increase in EnCor biopsy disposable revenues offset partially by a $0.1 million decrease in SenoCor biopsy disposable revenues. Biopsy capital net revenue increased $0.9 million directly related to increased sales of our SenoRx Breast Biopsy Console and EnCor handpieces. Marker product revenues increased $0.5 million, primarily as a result of increased biopsy disposable sales, and adjunct net revenues decreased $0.3 million, primarily related to decreased Gamma Finder sales due to a temporary delay in production by our supplier due to a relocation of its manufacturing facility.

We began selling our EnCor system on a limited basis following its regulatory clearance in November 2004, with increased sales in 2005 and full commercial launch in November 2005, which favorably impacted revenues. We shifted the focus of our sales efforts from our SenoCor system to our EnCor system, the impact of which was a modest reduction in the net revenues from SenoCor biopsy disposables.

Though sales increased in 2005 over the 2004 levels, net revenues were negatively influenced in the second and third quarters of 2005 by the implementation of design modifications and enhancements, shortages of key console components, which delayed the full commercial launch of the EnCor products, and customer knowledge of our July 2005 FDA warning letter.

Cost of Goods Sold and Gross Profit. Cost of goods sold increased $3.7 million, or 57.5%, to $10.1 million in the year ended December 31, 2005 from $6.4 million in the year ended December 31, 2004. Gross profit as a percentage of net revenues decreased by 5.8% to 47.5% in the year ended December 31, 2005 from 53.3% in the year ended December 31, 2004. The decrease in gross profit as a percentage of net revenues was primarily attributable to an increase in direct labor, overhead and materials associated with increased product sales, increased manufacturing costs related to manufacturing inefficiencies due to low volumes during the limited launch phase of EnCor, as well as design changes as we transitioned to full commercialization in November 2005.

Research and Development Expenses. Research and development expenses increased $0.1 million, or 2.1%, to $4.9 million in the year ended December 31, 2005 from $4.8 million in the year ended December 31, 2004. This increase was primarily attributable to a $0.4 million expense related to a comprehensive review of our intellectual property portfolio, an increase of $0.1 million in payroll and related costs and a $0.1 million increase in deferred compensation charges associated with stock option grants, partially offset by a $0.3 million decrease in contract consulting and contract labor costs and a $0.2 million decrease in development costs associated with our breast biopsy console as we transitioned to commercialization of EnCor.

Selling and Marketing Expenses. Selling and marketing expenses increased $2.6 million, or 35.2%, to $10.1 million in the year ended December 31, 2005 from $7.5 million in the year ended December 31, 2004. This increase was primarily attributable to a $1.3 million increase in salaries and related costs associated with growth of our sales and marketing team, an increase of $0.9 million in promotional, tradeshow, training and travel-related expenses, an increase of $0.3 million associated with stock-based compensation, and an increase of $0.3 million in consulting, professional and departmental expenses.

General and Administrative Expenses. General and administrative expenses increased $0.4 million, or 23.5%, to $2.1 million in the year ended December 31, 2005 from $1.7 million in the year ended December 31, 2004. The increase was primarily attributable to a $0.4 million increase in legal fees related to the Suros Surgical Systems litigation.

Interest Income (Expense) and Other, Net. Interest and other expense increased $0.5 million to $0.6 million in the year ended December 31, 2005 from $0.1 million in the year ended December 31, 2004. In December 2004, we issued a subordinated note in the amount $2.5 million. Included in interest expense in 2005 is $0.3 million, primarily representing the amortization of debt discounts primarily related to the fair value of the warrant issued in conjunction with the subordinated note.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Revenues. Net revenues increased $3.5 million, or 34%, to $13.8 million in the year ended December 31, 2004 from $10.3 million in the year ended December 31, 2003. The increase was primarily related to a $1.1 million increase in adjunct product revenues, largely the Gamma Finder, and a $1.1 million increase in marker product revenues. In addition, biopsy capital revenues increased $0.6 million, consisting of $0.5 million in EnCor capital and $0.1 million in SenoCor capital. In addition, EnCor biopsy disposable revenues increased $0.7 million. 2004 was the first full year of revenues for the Gamma Finder product, which we began distributing in late 2003. We received final regulatory clearance for the EnCor system in November 2004 and began commercial sales thereafter.

Cost of Goods Sold and Gross Profit. Cost of goods sold increased $1.6 million, or 32.8%, to $6.4 million in the year ended December 31, 2004 from $4.8 million in the year ended December 31, 2003. The increase in total cost of goods sold was primarily attributable to an increase in direct labor, overhead and materials associated with increased product sales. Gross profit as a percentage of net revenues increased by 0.3% to 53.3% in the year ended December 31, 2004 from 53.0% in the year ended December 31, 2003. The increase in gross profit as a percentage of net revenues was primarily attributable to efficiencies resulting from increased tissue marker sales, partially offset by inefficiencies related to new product releases and manufacturing costs resulting from increased product demand.

Research and Development Expenses. Research and development expenses decreased $0.1 million, or 2.0%, to $4.8 million in the year ended December 31, 2004 from $4.9 million in the year ended December 31, 2003. This decrease was primarily attributable to a $0.3 million decrease in consulting and labor costs as we completed developmental projects related to our SenoPulse RF Generator, partially offset by a $0.2 million increase in deferred compensation expense associated with stock option grants.

Selling and Marketing Expenses. Selling and marketing expenses decreased $0.5 million, or 5.9%, to $7.5 million in the year ended December 31, 2004 from $8.0 million in the year ended December 31, 2003. This decrease was primarily attributable to a $0.3 million decrease in spending on direct European sales and a $0.3 million decrease related to a reduction in clinical training programs as we transitioned to our current dedicated training programs that began in 2005, partially offset by a $0.2 million increase in deferred compensation expense associated with stock option grants.

General and Administrative Expenses. General and administrative expenses increased $0.5 million, or 41.7%, to $1.7 million in the year ended December 31, 2004 from $1.2 million in the year ended December 31, 2003. This increase was primarily attributable to a $0.4 million deferred compensation expense associated with stock option grants and a $0.1 million increase in payroll and administrative expenses.

Interest Income (Expense) and Other, Net. Interest and other expense increased $53,000 to $0.15 million in the year ended December 31, 2004 from $95,000 in the year ended December 31, 2003. The increase was attributable to a decrease in interest income of $26,000 from lower cash balances and increased interest expense of $27,000 related to increased borrowing.

Liquidity and Capital Resources

General

We have incurred losses since our inception in January 1998 and, as of December 31, 2006, we had an accumulated deficit of $65.5 million. From inception through December 31, 2006, we generated cumulative gross profit from the sale of our product offerings of $36.8 million. To date, our operations have been funded primarily with proceeds from the issuance of our preferred stock and borrowings, including our May 2006 issuance of convertible promissory notes and December 2006 subordinated note. Cumulative net proceeds from the issuance of preferred stock totaled $46.8 million as of December 31, 2006. Proceeds from the issuance of the May 2006 convertible promissory notes totaled $8.0 million. Proceeds from the issuance of the December 2006 subordinated note were $10.0 million, of which $1.2 million was used to repay the 2004 subordinated note. All of our preferred stock will convert automatically by its terms into common stock upon the closing of this offering. See Note 7 of the notes to our audited financial statements included elsewhere in this prospectus for an explanation of the terms of our preferred stock.

We believe that our cash and cash equivalents, excluding the proceeds to us from this offering, and our anticipated ability to draw down on our working capital and equipment facilities, will be sufficient to meet our projected operating requirements for at least the next 12 months. We anticipate that we will continue to use cash in our operating activities and investing activities for the foreseeable future as we grow our business.

Net Cash Used in Operating Activities—Years Ended 2004, 2005 and 2006

Net cash used in operating activities was $6.2 million, $7.5 million and $9.2 million for the years ended December 31, 2004, 2005 and 2006, respectively. The net cash used in each of these periods primarily reflects the net loss for those periods, offset in part by depreciation, amortization of deferred compensation and amortization of debt discounts and changes in operating assets and liabilities.

Net cash used in operating activities increased from $6.2 million in 2004 to $7.5 million in 2005 due to the increase in the net loss from $6.8 million in 2004 to $8.6 million in 2005. Non-cash charges for depreciation and amortization, amortization of deferred compensation and amortization of debt discounts and equity instruments issued as compensation increased from $1.8 million in 2004 to $2.3 million in 2005. Amortization of debt discounts increased from $17,000 in 2004 to $0.2 million in 2005 due to the warrants provided in conjunction with the subordinated note we issued in December 2004. For the year ended December 31, 2004, operating assets and liabilities aggregated to a net use of cash in the amount of $1.1 million. The major components of this net use were an increase in accounts receivable, inventory and a decrease in accrued expenses of $0.9 million, $0.2 million and $0.4 million, respectively. This use of cash was partially offset by increases in accounts payable and deferred revenue of $0.3 million and $57,000, respectively. For the year ended December 31, 2005, operating assets and liabilities aggregated to a net use of cash in the amount of $1.6 million. The major components of this net use were an increase in accounts receivable, inventory and other assets of $0.7 million, $1.6 million and $0.3 million, respectively. This use of cash was partially offset by increases in accounts payable and accrued expenses of $0.9 million and $0.2 million, respectively.

Net cash used in our operating activities increased from $7.5 million in 2005 to $9.2 million in 2006 due to changes in assets and liabilities, which was a function of an increase in inventory of $1.9 million, an increase in accounts receivable of $1.4 million and an increase in accounts payable and accrued expenses of $2.9 million. The aggregate increased investment in inventory of $1.9 million resulted primarily from three major factors, including (i) our requirement to purchase inventory from a distributor earlier than needed, (ii) our decision to build shelf stock of our higher volume products in order to better service our customers, and (iii) the need to purchase longer-term quantities of certain parts due to long lead times. We expect inventory will continue to approximate current levels for 2007. The increase in accounts receivable was primarily due to an increase in net sales. While we expect that the amount of accounts receivable will fluctuate based on the timing of sales, we expect our ratio of overall investment in accounts receivable as compared to revenue will remain constant as compared to 2006. The increase in accounts payable and accrued expenses resulted from us purchasing a greater volume of inventory in response to increased product sales and improved credit relations with our vendors.

Net Cash Used in Investing Activities—Years Ended 2004, 2005 and 2006

Net cash used in investing activities was $0.7 million, $0.6 million and $0.9 million for the years ended December 31, 2004, 2005 and 2006, respectively. Net cash used in investing activities reflects the acquisition of property and equipment for use in our business.

Net cash used in investing activities amounted to $0.9 million during the year ended December 31, 2006. This was attributable to $0.5 million for new equipment and machinery, $0.15 million for demonstration units, $0.1 million for new computers and software, $96,000 for a trade show booth and equipment, and $29,000 for leasehold improvements.

Net Cash Provided by Financing Activities—Years Ended 2004, 2005 and 2006

Net cash provided by financing activities was $6.0 million in 2004, $4.9 million in 2005 and $17.0 million in 2006.

The decrease in 2005 as compared to 2004 was due to net repayment of borrowings of $1.1 million in 2005 compared to a net increase in borrowings of $1.9 million in 2004, a decrease in net proceeds from the issuance of common stock from stock option exercises in 2004 of $0.5 million compared to $0.3 million in 2005, partially offset by an increase in net proceeds from the issuance of preferred stock of $3.7 million in 2004 compared to $5.8 million in 2005.

The increase in 2006 as compared to 2005 was primarily attributable to the proceeds of $10.0 million related to the December 2006 subordinated note, $8.0 million related to the May 2006 convertible promissory notes, an aggregate of $3.1 million in borrowings under our various debt facilities and $0.1 million related to proceeds from the issuance of common stock from option exercises. These sources of cash were offset by $2.7 million in scheduled debt repayments and the early repayment of the 2004 subordinated note payable, $1.3 million in cash paid for deferred offering costs including legal, accounting and printing fees, which will be reclassified to additional paid-in capital at the completion of the IPO, and $0.2 million for payment of debt issuance costs.

Accounts Receivable

Our accounts receivable days outstanding were 46 days at December 31, 2004, 44 days at December 31, 2005 and 42 days at December 31, 2006. Our products are typically sold for terms net 30 days from shipment. We review our accounts receivable balances and customers regularly to establish and maintain an appropriate allowance for doubtful accounts. Our account analysis includes reviewing the customer’s historical payment history, the amount and number of days an account is outside of payment terms, the magnitude of the account balance, historical order patterns and any specific knowledge about the customer’s financial condition. Our allowance for doubtful accounts as a percentage of gross receivables was 3.00%, 3.00% and 2.80% at December 31, 2004, 2005 and 2006, respectively. Our reserve requirements are based on our review of every account and we place particular emphasis on each customer account with an account receivable balance more than 90 days old and on that customer’s specific payment history and other financial information. As our revenues increase, we anticipate our days sales outstanding will fluctuate moderately.

Contractual Obligations

The following summarizes our long-term contractual obligations at December 31, 2006:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations(1)	$15,303,739	$3,205,523	$12,098,216	$—	$—
Capital lease obligations	14,626	4,098	10,528
Operating lease obligations	691,420	376,338	315,082	—	—
Purchase obligations	3,120,880	1,494,160	1,626,720	—	—

Total	$19,130,665	$5,080,119	$14,050,546	$—	$—

(1)	Excludes certain interest amounts. See Note 5 of the notes to our audited financial statements included elsewhere in this prospectus for an explanation of interest rate terms.

The operating leases shown above reflect payments related to our real estate leases in Aliso Viejo and Laguna Hills, California, both of which expire in 2008.

The purchase commitments shown above reflect our obligations under our June 2003 exclusive distribution agreement with World of Medicine for our Gamma Finder product.

Working Capital and Equipment Facilities. We have a working capital facility with Silicon Valley Bank that, as a result of an amendment to the facility in February 2007, has an aggregate limit of $4.0 million and expires on February 20, 2009. Advances on the working capital line require monthly interest payments at the bank’s prime rate plus 1.25% per annum (9.5% at December 31, 2006). The working capital facility advances are based upon a 80% advance rate on qualified accounts receivable plus $0.5 million, which is non-formula based. The existing quick ratio and net revenue covenants have been replaced with a minimum tangible net worth requirement. At December 31, 2006, we had an outstanding balance on the working capital facility of $2.9 million and $0.5 million in borrowings were available.

We have an equipment facility with Silicon Valley Bank providing for advances for our capital equipment purchases. Borrowings under the equipment facility are payable in 36 equal monthly installments of principal with interest at the bank’s prime rate plus 1.75% (10.0% at December 31, 2006). At December 31, 2006, we had an outstanding balance of $0.4 million. This balance is comprised of seven separate advances with final payment dates ranging from February 2007 through February 2009.

In conjunction with the Silicon Valley Bank working capital and equipment facilities, beginning in March of 2002, we have issued to the bank warrants to purchase 128,470 shares of our Series C preferred stock at $1.96. The fair value of the warrants has been recorded as a debt discount and is being amortized over the term of the note to interest expense. As a result of our reverse stock split and upon closing of this offering, these warrants will be converted into warrants to purchase 36,704 shares of our common stock at $6.86 per share.

Borrowings under the Silicon Valley Bank facilities are collateralized by substantially all our assets, except for our intellectual property, which is subject to a negative pledge. The working capital and equipment facility agreement contains certain financial and non-financial covenants, including the maintenance of quick ratio and revenue measures. As of December 31, 2006, we were in compliance with all covenants.

2004 Subordinated Note. In December 2004, we issued a subordinated note to Venture Lending & Leasing IV, Inc. payable in the amount of $2.5 million. Under the terms of the note, we paid interest only through June 30, 2005 at 7.5% interest per annum and began principal and interest payments in July 2005. In December 2006, all principal and interest due on this note was repaid with the proceeds of the December 2006 subordinated note and the unamortized debt issuance costs and debt discounts aggregating $0.2 million were recorded as loss on debt extinguishment.

In conjunction with the 2004 subordinated note, we issued a warrant to purchase 255,102 shares of our Series C preferred stock at $1.96 per share to Venture Lending & Leasing IV, Inc. As a result of our reverse stock split and upon closing of this offering, these warrants will be converted into warrants to purchase 72,886 shares of our common stock at $6.86 per share. The fair value of the warrant has been recorded as a debt discount and is being amortized over the term of the note to interest expense.

2006 Subordinated Note. On December 8, 2006, we entered into a subordinated loan and security agreement with Escalate Capital, LLC for advances of up to $10.0 million, which was fully advanced to us as of December 31, 2006. This obligation bears interest at the rate of 11.5% per annum and is repayable in monthly interest only installments beginning November 30, 2006. At our option, 300 basis points of the accrued interest due through April 30, 2008 may be deferred until the maturity date of October 31, 2010. We have made this election and such amount will be added to the principal amount due and will accrue interest at 11.5%. The aggregate advances outstanding on the expiration of the drawdown period of June 30, 2007 shall be repaid in thirty (30) equal principal installments with the first installment due on May 30, 2008. The loan includes affirmative, as well as negative, covenants and is secured by substantially all of our assets. At December 31, 2006, we were in compliance with these covenants.

We have the option to prepay the loan prior to maturity with no premium or penalty. In connection with the committed line, we paid a non-refundable facility fee of $0.1 million, and issued a warrant to purchase up to 723,597 shares of our Series C preferred stock, vesting over one-year at an exercise price of $1.96 per share. As a result of our reverse stock split and upon the closing of this offering, this warrant will be converted into a warrant to purchase 206,742 shares of our common stock at $6.86 per share. The warrant expires on the earlier of (i) the seventh anniversary of the issue date and (ii) the third anniversary of the closing of the initial public offering of our common stock. The warrant may be exercised after the one-year anniversary of the issuance date of the warrant and requires us to register the underlying shares. At our sole discretion, we have the right to purchase, in connection with an acquisition prior to the completion of our initial public offering, all of this warrant and all shares, if any, acquired by the holder upon exercise of this warrant, for a purchase price equal to the product obtained by multiplying a pre-determined value by the aggregate principal amount of the loans made through such date divided by $10.0 million.

We estimated the fair value of the warrant on its issuance date to be $1.5 million. In accordance with EITF 00-19, the warrant is carried as a liability on our balance sheet at its fair value with increases or decreases in the fair value at each reporting date recorded as other income (expense). In addition, this amount has been capitalized as part of debt discount costs as of the date of issuance and is being recognized as additional interest expense over the life of the loan.

Proceeds from the 2006 subordinated note were used to repay the principal and accrued interest amount of $1.2 million related to the 2004 subordinated note obligation, with the remainder of the proceeds to be used for general working capital purposes.

Convertible Subordinated Note. In February 2003, we exercised an option to draw down $1.0 million pursuant to a convertible subordinated note provided to us in conjunction with a distribution agreement with Century Medical. The note has a five-year term and requires the payment of interest on a quarterly basis with an annual interest rate of 4%. The note further provides a conversion feature during its term, exercisable at our sole discretion, in conjunction with a qualified public offering or within six months of a qualified public offering. The conversion price will be the offering price if converted upon the public offering or, if within six months thereafter, at the average closing price over the preceding 20 trading days. We have not determined if we will exercise our right to convert the convertible subordinated note.

Note Payable. In 2002, we entered into an arrangement with a distributor whereby the distributor advanced a total of $1.0 million cash to us for the future purchase of product. We classified these advances as deferred revenue in the 2005 balance sheet. As product was purchased, the applicable sales value was recognized as revenue. Effective December 31, 2006, we agreed to terminate the distribution agreement and repay the outstanding prepayment of $953,000 before February 20, 2008. The obligation bears simple interest at 2% per annum applied on a semi-monthly basis, not to exceed $19,000 per year.

Convertible Promissory Notes. In May 2006, we sold $8.0 million in convertible promissory notes. Of this total, $1.0 million was sold to an affiliated institutional investor. We entered into this transaction to improve our cash position and provide sufficient liquidity for at least the next twelve months, as well as to comply with covenants in our working capital and equipment facilities. Since these notes are junior to our other debt, the investors required us to include certain features commensurate with the level of risk associated with the notes. Upon closing of this offering, these notes will automatically convert into shares of common stock at a 20% discount to the public offering price of the common stock, representing $2.0 million of discount value. We are also obligated to pay interest in the amount of $1.8 million in cash to the holders of our May 2006 notes within 60 days of the closing of an initial public offering, which is equal to 22.5% of the principal amount of the notes. As of December 31, 2006, we recorded a fair value adjustment to these notes aggregating $4.0 million.

To the extent we do not complete an initial public offering after 18 months from the date of issuance, the principal amount of and interest on our May 2006 notes, aggregating $9.8 million, will automatically convert into

5,000,000 shares of Series C preferred stock based upon a conversion price of $1.96 per share. In the event that we consummate a merger prior to the automatic conversion, the note holders have the option to convert the $8.0 million principal amount into Series C preferred stock at $1.96 per share prior to the merger and will be paid $1.8 million in cash within 60 days of the merger. If the note holders do not exercise the conversion feature prior to a merger, the $8.0 million principal balance and the $1.8 million interest will be paid at the closing of the merger.

We have determined that the automatic conversion feature into shares of our common stock upon closing of an initial public offering represents an embedded derivative as defined by SFAS No. 133. In accordance with SFAS No. 155, we have made an irrevocable election to initially and subsequently measure our May 2006 notes in their entirety at fair value, with subsequent changes in fair value recognized in the statement of operations. At the date of issuance, we believe the fair value of the convertible notes was equal to the $8.0 million in proceeds we received from their issuance. At December 31, 2006, we estimated the fair value of the convertible notes and its related conversion features to be $12.0 million (see Note 6 of the notes to our audited financial statements).

Off-Balance Sheet Arrangements

Since inception, we have not engaged in material off-balance sheet activities, including the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and investments in a variety of marketable securities, including commercial paper, money market funds and corporate debt securities and U.S. government securities. Our cash and cash equivalents as of December 31, 2006, included liquid money market accounts. Due to the short-term nature of our investments, we believe we have no material exposure to interest rate risk. Additionally, since the majority of our debt carries interest at fixed rates, we also believe changes in interest rates will not cause significant changes in our interest expense. Our revenues are denominated in U.S. dollars. Accordingly, we have not had exposure to foreign currency rate fluctuations. We expect to continue to realize our revenues in U.S. dollars.

Income Taxes

Realization of our deferred tax assets is dependent upon the timing and amount of our future earnings, if any. Accordingly, we have established full deferred tax asset valuation allowances as of December 31, 2004, 2005 and 2006 to reflect these uncertainties.

As of December 31, 2006, we had federal and state net operating loss carryforwards of approximately $53.6 million and $47.1 million, respectively, and $1.2 million in federal tax credit carryforwards and $1.3 million in state tax credit carryforwards. The federal net operating loss carryforwards and tax credit carryforwards will begin to expire in 2018. The state net operating loss carryforwards will begin to expire in 2008. The state tax credit carryforwards do not expire. The utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code. This annual limitation may result in the expiration of net operating loss and tax credit carryforwards before we are able to utilize them.

Critical Accounting Policies

We prepare our financial statements in accordance with accounting principles generally accepted in the United States. In doing so, we have to make estimates and assumptions that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We regularly evaluate our estimates and assumptions based upon historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, our future results of operations may be affected.

While our significant accounting policies are more fully described in Note 1 of the notes to our audited financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.

Revenue Recognition

Revenue is recognized when (a) persuasive evidence of an arrangement exists; (b) title has transferred; (c) the fee is fixed or determinable; and (d) collectibility is reasonably assured. Our recognition policy is significant because our revenue is a key component of our operations and the timing of revenue recognition determines the timing of certain expenses, such as sales commissions. Revenue results are difficult to predict, and any shortfall in revenues could cause our operating results to vary significantly from period to period.

Deferred Revenue

We account for a customer’s advance payment on product purchases as deferred revenue. As product is purchased, the applicable sales value is recognized as revenue. In May 2002, we entered into a distribution agreement with Century Medical. The agreement provided Century with exclusive distribution rights to our products in Japan. Under the agreement, Century is required to seek and obtain, at their cost, approvals from the Japanese regulatory authorities, after which it has a five-year term with an automatic five-year renewal, provided that Century has met minimum annual purchase targets. As of December 31, 2006, Century had not obtained all necessary approvals from the Japanese regulatory authorities to allow the commercialization of our products in Japan.

The agreement required Century to make two advance payments of $0.5 million each, one in December 2002 and one in December 2003, related to our successful completion of milestones related to products covered under the distribution agreement. The advance payments were reduced by purchases made by Century. As of December 31, 2006, Century had ordered and we had delivered $47,000 in products covered under the agreement, which were offset against the aggregate $1.0 million in prepayments. All products specified by the agreement are currently available.

As of December 31, 2005 and 2006, total current deferred revenues were $0.3 million and $0.04 million, respectively. Of these amounts, $0.2 million relates to the current deferred revenue from the Century advance payments in 2005. The balances of $0.1 million and $0.04 million, respectively represent amounts we have collected for warranty contracts for our EnCor and SenoCor capital equipment and Gamma Finder products. These amounts are amortized ratably to revenue as they are earned, generally within a twelve-month period.

Although the advanced payments by Century were subject to refund only if we became insolvent or became incapable of supplying the products specified by the agreement, effective December 31, 2006, we agreed to terminate the distribution agreement and repay the outstanding prepayment of $953,000 before February 20, 2008. The obligation bears simple interest at 2% per annum applied on a semi-annual basis, not to exceed $19,000 per year. See Note 5 to our audited financial statements included elsewhere in this prospectus.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for employee stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25)

and therefore no compensation expense was recognized for fixed stock option plans when options were granted at or above fair market value on the date of grant. We also adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, which required the disclosure of pro forma net loss and pro forma net loss per share as though we had adopted the fair value method of accounting for all stock-based awards. In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, Share-Based Payment. This pronouncement amends SFAS No. 123 and supersedes APB 25. SFAS No. 123R requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in the statement of operations. We implemented SFAS No. 123R beginning on January 1, 2006, the result of which was and will continue to be significant. See Note 1 to our financial statements included elsewhere in this prospectus.

Stock-based compensation expense, which is a non-cash charge, results from stock option grants and warrant issuances made to employees at exercise prices below the deemed fair value of the underlying common stock, and from stock option grants and warrant issuances made to non-employees at the fair value of the option granted as determined using the Black-Scholes option pricing model. Stock-based compensation is amortized over the vesting period of the relevant option or warrant, which is generally four years. Deferred compensation to non-employees is periodically remeasured through the vesting date. We have recorded deferred compensation expense representing the difference between the option exercise price and the deemed fair value of our common stock on the grant date for financial reporting purposes.

We recorded amortization of deferred compensation of $0.4 million, $1.2 million and $0.5 million for the years ended December 31, 2004, 2005 and 2006, respectively. We expect to record amortization of deferred compensation in the amount of $96,000, $29,000 and $1,000 for the years ending 2007, 2008 and 2009, respectively. Existing amounts of deferred compensation and the expected annual impact noted above do not include the fair value expense charges for employee options under SFAS No. 123R accounting as described above for the years ended December 31, 2004 and 2005.

In December 2005, our management engaged in a retrospective fair value estimate for our common stock granted during 2005, as well as a then-current valuation, based upon the consideration of several factors impacting our valuation. In February, May, July, September, December 2006 and February 2007, in setting the exercise price of our common stock, our board of directors considered management’s analysis. The following chart summarizes information on stock options granted to employees and non-employees during 2005, 2006 and 2007:

Date of Issuance	Type of Equity Issuance	Number of Options Granted	Exercise Price	Fair Value Estimate per Common Share	Intrinsic Value per Share(1)
February 2005	Common Stock Options	127,918	$1.75	$7.07	$5.32

April 2005	Common Stock Options	14,853	$2.63	$6.16	$3.53

June 2005	Common Stock Options	19,991	$2.63	$4.24	$1.61

September 2005	Common Stock Options	25,493	$2.63	$4.83	$2.20

December 2005	Common Stock Options	32,996	$4.03	$3.71	n/a

February 2006	Common Stock Options	96,709	$3.71	$7.95	$4.24

May 2006	Common Stock Options	59,485	$7.95	$12.25	$4.30

July 2006	Common Stock Options	11,204	$11.03	$11.03	n/a

September 2006	Common Stock Options	12,777	$11.03	$11.03	n/a

December 2006	Common Stock Options	20,424	$11.03	$11.03	n/a

February 2007	Common Stock Options	212,981	$12.00	$12.00	n/a

(1)	Represents the difference between the exercise price and fair value estimate per common share if the fair value exceeds the exercise price. Prior to January 1, 2006, the intrinsic value per share was used to record deferred compensation on employee options.

The fair value estimates were determined based on consideration of the management’s valuation and the guidance set forth in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Specifically, the estimates were derived using a probability-weighted combination of both an income approach and a market-based approach, with additional consideration given to the probability of acquisition and initial public offering scenarios. The market approach was based upon stock prices of comparable companies in the medical device field whose stock is traded in the public market. The income method involved applying appropriate discount rates to estimated future cash flows that were based on our forecast of revenues and costs.

Our fair value estimate declined during the period from February 2005 through December 2005, reflecting such factors as the filing by Suros Surgical Systems of its litigation against us, delays in manufacturing operations, the impact of the Warning Letter issued by the FDA, and constraints on our liquidity. Beginning in February 2006, our fair value estimate increased as a result of our board commencing the initial public offering process and the completion of our $8.0 million convertible promissory note financing.

In accordance with APB 25, we recorded deferred compensation of $830,000 in 2005 to reflect the impact of the subsequently determined fair values of our common stock for accounting purposes. Effective January 1, 2006, we adopted SFAS No. 123R. See Note 1 of the notes to our audited financial statements included elsewhere in this prospectus.

The determination of the fair value of our common stock involves significant judgments, assumptions, and estimates made by our board of directors, in consultation with management, that impact the amount of deferred compensation recorded and the resulting amortization in future periods. Had different assumptions or criteria been used to determine the deemed fair value of our equity securities, different amounts of deferred compensation could have been reported. The amount of deferred compensation expense to be recorded in future periods may decrease if unvested options to employees for which we have recorded deferred compensation are subsequently cancelled, or may increase if the fair market value of our common stock increases or if we make additional grants of options to non-employees. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the Practice Guide to determine the fair value of our common stock and that deferred compensation and related amortization have been recorded properly for accounting purposes.

As of December 31, 2006, the aggregate net value of all outstanding options, including the warrant to purchase 475,000 shares of our Series C preferred stock, which will be converted into a warrant to purchase 135,714 shares of our common stock upon the closing of this offering, issued to Lloyd Malchow, our President, Chief Executive Officer and Director, based on an assumed offering price of $9.50 per share, the midpoint of the range on the front cover of this prospectus, was as follows:

Vested	$3,338,438
Unvested	$1,558,823

Inventories

We assess the recoverability of our inventories at least quarterly through a review of inventory levels in relation to foreseeable demand, generally over twelve months. Foreseeable demand is based upon all available information, including sales backlog and forecasts, product marketing plans and product life-cycle information. When the inventory on hand exceeds the foreseeable demand, we write down the value of those inventories which, at the time of our review, we expect to be unable to sell. The amount of the inventory write-down is the excess of historical cost over estimated realizable value. Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand or product pricing is lower than originally projected, additional inventory write-downs may be required. Further, on a quarterly basis, we assess the net realizable value of our inventories. When the estimated average selling price, plus costs to sell our inventory, falls below our inventory cost, we adjust our inventory to its current estimated market value.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We use a specific identification method for some items, and a percentage of aged receivables for others. The percentages are determined based on our past experience. If the financial condition of our customers were to deteriorate, our actual losses might exceed our estimates, and additional allowances would be required.

Software Development

Certain of our products incorporate software which is incidental to the product as a whole. Software development costs incurred prior to the establishment of technological feasibility are expensed as research and development costs. We define the establishment of technological feasibility as the completion of a final working model that has been incorporated into a product that has been cleared by the FDA, at which time the product can be sold to third parties. As a result, we have expensed all software development costs.

Impairment of Long-lived Assets

Long-lived assets, including fixed assets, are continually monitored and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in our operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. We determine fair value by using available market data, comparable asset quotes and/or discounted cash flow models.

Deferred Income Taxes

We evaluate the realizability of our deferred tax assets and assess the need for a valuation allowance quarterly. We record a valuation allowance to reduce our deferred tax assets to the net amount that is more likely than not to be realized. Our assessment of the need for a valuation allowance is based upon our history of operating results, expectations of future taxable income and the ongoing prudent and feasible tax planning strategies available to us. In the event that we determine that we will not be able to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax assets would be charged against income in the period such determination is made. Likewise, in the event we were to determine that we will be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination is made.

Fair Value of Financial Instruments

At each reporting date, we are required to estimate the fair value of our May 2006 convertible promissory notes in its entirety with changes in fair value recognized in the statement of operations. Our estimate of fair value is based upon a valuation which encompasses the probability weighted scenarios of the conversion features, as well as the timing and method of payment of interest associated with our May 2006 notes. Future changes in the underlying assumptions of these valuations, including assumptions relating to probability and timing of a successful initial public offering, could cause significant changes in our estimate of the fair value of our May 2006 notes.

At each reporting date, we are also required to estimate the fair value of the warrant issued in conjunction with our 2006 subordinated note. Our estimate of fair value is determined using the Black-Scholes option pricing model, which requires inputs for risk-free interest rate, dividend yield, volatility, the life of the warrant and the fair value of the underlying security.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 resolves issues addressed in Statement 133 Implementation Issue No. 01, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, and among other matters, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, except earlier adoption is allowed in certain circumstances. We early adopted SFAS No. 155 in May 2006 in conjunction with the issuance of our convertible promissory notes and we expect to record fair value adjustments aggregating $3.8 million to our May 2006 notes through the date we successfully complete an initial public offering.

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109”. FIN 48 prescribes a comprehensive model of how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 states that a tax benefit from an uncertain position may be recognized if it is “more likely than not” that the position is sustainable, based upon its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. We currently recognize a tax position if it is probable of being sustained. FIN 48 is effective for fiscal years beginning after December 15, 2006. We believe the adoption of FIN 48 will not have a material effect on our results of operations or financial condition.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements that are already required or permitted by other accounting standards. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We believe the adoption of SFAS No. 157 will not have a material effect on our results of operations or financial condition.

In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin 108 (SAB 108). SAB 108 provides interpretative guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 was effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material effect on our results of operations or financial condition.

BUSINESS

Overview

We develop, manufacture and sell minimally-invasive medical devices for the diagnosis of breast cancer. Our initial product focus has been biopsy systems and breast tissue markers. We also are developing products for use in the treatment of breast cancer that we will seek to commercialize beginning in the second half of 2007, subject to receipt of required regulatory approvals, including a radiation balloon for localized radiation therapy and cutting devices for both excision of tissue and cosmetic reconstruction. With the emergence of clinicians coordinating multi-disciplinary patient care through integrated breast centers, we believe that our ability to provide a broad array of products will enhance our competitive positioning. Many of our products and products under development rely on our proprietary tissue cutting technologies, which include both mechanical and radiofrequency cutting mechanisms. Since we launched our first products in 2002, we have established over 1,000 customer accounts. In 2006, we generated net revenues of $25.5 million. The sale of disposable products, including our breast biopsy probes and tissue markers, accounted for 89% of our revenues in 2006.

The EnCor system, our flagship diagnostic product, is a minimally-invasive vacuum-assisted breast biopsy system. EnCor allows users to obtain multiple biopsy samples with a quick, single probe insertion. In contrast to existing competitive systems, EnCor is the only “open/closed” tissue collection system, providing the operator with a clear view of tissue samples through a proprietary transparent collection chamber, and the ability to either open the chamber to examine and remove one or more samples or to continue uninterrupted collection of multiple samples. EnCor also incorporates novel programmability, which allows the user to select automated cutting patterns, tissue density and number of samples, and to deliver anesthetic. The EnCor system’s handpieces and disposable probes are compatible with the most commonly used imaging modalities, including x-ray, ultrasound, and magnetic resonance imaging, or MRI. With its ease of use and functionality, we believe that EnCor can play an important role in the paradigm shift from invasive open surgical to minimally-invasive biopsy procedures. We launched the EnCor system on a limited basis and conducted marketing preference testing in late 2004. We subsequently progressed with a full commercial launch in November 2005. As of December 31, 2006, we had an installed base of 317 EnCor systems and we had sold more than 50,000 EnCor disposable probes.

We are developing minimally-invasive products for removal of lesions, treatment of the lesion site and cosmetic reconstruction following therapy. Our Radiation Balloon, for which we expect to apply for FDA 510(k) clearance in the second half of 2007, is designed as a novel radiation therapy device that uses a vacuum to remove excess fluid and to adhere often irregularly shaped lumpectomy cavities closely to the balloon, as well as multiple radiation seed lumens to deliver precise radiation dosing. We believe that our radiation balloon can play an important role in the paradigm shift from traditional whole breast radiation therapy to localized partial breast radiation therapy.

Industry Overview

Breast Cancer

One in eight women in the United States will develop breast cancer during her lifetime, a risk that was one in fourteen in 1960. It is estimated that in the United States, approximately 180,000 new cases of breast cancer will be diagnosed in 2007. Breast cancer is the second-leading cause of cancer-related death in U.S. women overall, and the leading cause of cancer-related death for women of ages 20 to 59.

Over 70% of breast cancers occur in women who have no identifiable risk factor other than age. The older a woman is, the greater her chance of getting breast cancer. One of the major challenges in the treatment of breast cancer is that, while the disease typically does not show symptoms in early stages, survival is dramatically impacted by the stage at which the disease is diagnosed and treated. If breast cancer is detected at an early “localized” stage and treated, the 5-year survival rate is 98%. If the cancer has spread to nearby lymph nodes, the 5-year survival rate decreases to 81%. If the cancer has spread, or metastasized, to organs such as the lungs, bone marrow, liver or brain, the 5-year survival rate falls to 26%. These statistics underscore the need for early diagnosis and treatment of breast cancer. Currently, 62% of breast cancers are discovered at an early, localized stage. The number of breast biopsies performed annually has increased significantly since 1997 when the American Cancer Society updated its guidelines for breast cancer screening, recommending that women should begin annual screening at age 40 rather than the previously recommended age 50. However, some studies conclude that annual breast cancer screening by mammography for women under age 50 may be more harmful, due to increased radiation exposure, than beneficial and as a result of this and other factors, the trend towards earlier and broader screening programs may not continue.

Breast Cancer Screening, Diagnosis and Treatment

The principal means of breast cancer screening are physical examination and mammography. In a physical examination, the patient’s breast is examined to search for palpable lesions or any other abnormalities. However, physical examination cannot detect small, early stage lesions that may be cancerous. As a result, mammography, a low-dose x-ray imaging technique, is recognized as the best screening method for detecting breast cancer in its earliest stages, when the disease is most successfully treated and there are more treatment options. Mammograms can find 85% to 90% of breast cancers in women over 50, and can discover a lesion one to four years before a lump can be felt. However, when the patient has dense breast tissue, breast implants or is breastfeeding, the images produced by mammogram can be difficult for a radiologist to interpret. Consequently, physicians will often order a secondary screening using ultrasound, or, in some cases, MRI.

If breast cancer screening detects a lesion, a physician will typically recommend that the patient undergo a breast biopsy, a diagnostic procedure in which breast tissue samples are extracted to determine whether a lesion is benign or malignant. The breast biopsy procedure is performed by either a radiologist or surgeon. As a final step in the biopsy procedure, the physician usually places a tissue marker at the location from which the sample was removed as a point of reference. If the sample is found to be cancerous and more tissue must be removed from the breast, the marker will help the physician identify the specific area from which tissue should be removed. This can minimize the amount of healthy tissue removed from the breast during surgery. If surgery is not required, the marker will be visible on future screenings to enable the physician to identify the site of the previous biopsy.

If a breast biopsy indicates that a patient’s lesion is malignant, the patient is often scheduled for surgery to remove the tumor and to sample nearby lymph nodes to determine if the cancer has spread. Surgical procedures include a breast conserving therapy, known as lumpectomy, in which the cancerous lesion and a margin of surrounding normal tissue is removed, and mastectomy, in which the entire breast is removed. It is estimated that at least 50% of women with breast cancer, typically women whose breast cancer was detected at an early stage, are good candidates for lumpectomies. In most cases, a course of radiation therapy after lumpectomy is part of the treatment, as a means of destroying any cancer cells that may remain. Additionally, 75% of women who have mastectomies go on to have surgical reconstruction of one or both breasts, either using artificial implants or their own body tissue to rebuild the breast. Some women who have lumpectomies also choose breast reconstruction for cosmetic improvement.

Evolution of Breast Biopsy Procedures

In the United States, there are approximately 1.7 million breast biopsies performed annually. This number has increased significantly since 1997, when approximately 750,000 biopsies were performed. In 1997, the American Cancer Society updated its guidelines for breast cancer screening, recommending that women should begin annual screening at age 40. The previous guideline had recommended annual mammography for women beginning at age 50. This updated guidance, along with increased public awareness and technological improvements in screening and diagnostic equipment, likely has contributed to the increase in breast biopsies over the past decade. Biopsy methods include surgical biopsy, needle biopsy, and vacuum-assisted biopsy, all of which, according to the American Cancer Society, have similar accuracy rates.

Surgical Biopsy. Traditionally, most breast biopsies were performed as open surgical procedures, and such procedures remain common today, often being preferred for large lesions. The procedure has several drawbacks. Surgery is highly invasive, requires at least one full day of recovery and can leave a visible scar and depression at the site of the removed tissue. It can also lead to scar formation within the breast, which can complicate the interpretation of follow-up mammograms.

Needle Biopsy. Needle biopsy emerged as the first minimally-invasive biopsy technique, enabling extraction of tissue samples without surgery, but rather through insertion of a needle to remove tissue. The typical procedure involves repeated needle insertions to acquire multiple samples. If the breast lesion is large enough to feel, the physician can do a needle biopsy by directly guiding the needle into the lesion. If the lesion is too small or too deep within the breast to be felt, a needle biopsy is done using breast imaging methods to guide the needle into the lesion. There are two types of needle biopsy:

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Fine needle aspiration uses a fine-gauge, hollow needle and a syringe to sample clusters of cells from a lesion. While fine needle aspiration is the fastest and simplest procedure among all biopsy methods, it is typically used only on lesions that are large enough to be felt. An experienced breast cytopathologist is required to determine if cells are cancerous, but this method cannot distinguish between cancer that remains confined to particular cells, known as in situ cancer, from invasive cancer that has spread to surrounding tissue, two types of cancer that are generally treated differently.

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Core needle biopsy uses an inner notched needle and a larger outer hollow needle, which are sequentially advanced, to cut and collect single tissue samples. Compared to fine needle aspiration, core needle biopsy allows for a more accurate assessment of a breast lesion because the larger core needle usually removes enough tissue for the pathologist to evaluate abnormal cells in relation to the surrounding small sample of breast tissue taken in the specimen. However, this method is not well-suited to characterizing small lesions that may indicate early cancers. False negatives may occur if the needle misses the lesion and instead takes a sample of normal tissue, which may lead to the undiagnosed cancer going untreated.

Vacuum-Assisted Biopsy. In a single sample, vacuum-assisted biopsy is able to remove approximately six to ten times as much breast tissue as core needle biopsy. Vacuum-assisted biopsy incorporates a special probe that can capture tissue samples from a single insertion into the breast through a small nick in the skin, promoting minimal patient discomfort and a relatively short procedure time. Vacuum-assisted biopsy is typically performed with imaging technology, either using a specially designed stereotactic x-ray table to pinpoint the site of the lesion, or with real-time ultrasound guidance. During the procedure, vacuum pressure is used to draw tissue from the lesion into an opening located on or at the end of the biopsy probe, and a cutter is then used to sever this tissue sample. Among the minimally-invasive biopsy options, vacuum-assisted biopsy is the only method that can obtain multiple contiguous tissue samples, which makes the procedure an attractive alternative for most lesions, including those that may be indicative of early stage cancer.

A vacuum-assisted biopsy device can either be an “open” or “closed” system. An open system requires each sample to be individually cut, extracted and removed from the device, a relatively time consuming process that requires the assistance of a technician. The first open system vacuum-assisted biopsy device, the Mammotome, was introduced in 1995. A closed system automatically transports samples to a sealed tissue collection chamber, allowing multiple samples to be collected without having to interrupt collection by removing tissue from the device. In 2002, a closed system vacuum-assisted biopsy device called the ATEC was introduced. Both open and closed systems have been widely adopted. While closed systems may result in faster procedure times and minimize fluid loss, open systems allow visualization of the sample, which may be preferred by a technician to ensure that the proper area of the breast is being targeted.

According to the Millennium Research Group, vacuum-assisted biopsies are projected to become the predominant biopsy method, surpassing open surgical breast biopsy procedures in 2007. Vacuum-assisted biopsies are already the predominant minimally-invasive method, accounting for 520,200 of 991,400 such procedures performed in 2005. In 2011, Millennium projects that vacuum-assisted biopsies will account for

869,600 procedures, followed by 640,700 core needle biopsy, 573,000 open surgical and 30,200 fine needle aspiration procedures.

Evolution from Whole to Partial Breast Radiation Therapy

Following a lumpectomy to remove a cancerous breast tumor, many patients are subsequently treated with breast radiation therapy to destroy any cancer cells that may remain. Similar to the evolution in breast biopsy toward minimally-invasive procedures, radiation therapy is beginning to transition from whole breast radiation, which is currently used in the vast majority of cases, to more localized radiation therapy.

Whole Breast Radiation. Following a lumpectomy, the current standard of care is to treat patients with external beam radiation that is widely directed at the whole breast. Although the use of radiation has improved long-term survival rates, this treatment is inconvenient for patients, often requiring daily outpatient radiation treatments for six to eight weeks, and can expose healthy tissue and organs to damaging effects from the radiation.

Accelerated Partial Breast Irradiation, or APBI. APBI delivers localized radiation to a targeted surgical site. This method offers a number of advantages including greatly-diminished treatment time, concentrated radiation exposure and the reduction of skin irritation and burning. There are currently three approaches to APBI in the market.

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Radiation Balloon Brachytherapy. This approach involves a catheter attached to a fluid expandable balloon that is inserted into the lumpectomy cavity. A mixture of saline and contrast media is injected to expand the balloon to contact the walls of the lumpectomy cavity, and radioactive seeds are then inserted into the balloon. Radiation is administered for five to ten minutes, allowing a therapeutic radiation dose to penetrate tissue approximately one centimeter from the exterior of the balloon. Typically, this procedure is repeated twice a day for five days on an outpatient basis. While the technical challenges are fewer than with other partial breast radiation treatment options, delivering a uniform radiation dose remains an obstacle due to the difficulties in conforming the shape of the balloon to the walls of the often irregularly-shaped cavity, the site of the cavity, or accumulation of fluid from the body around the balloon.

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Conformal Radiotherapy. Like whole breast radiation, this approach uses a radiation source outside the body. Rather than targeting the entire breast, however, this approach uses a CT scan or MRI scan to pinpoint the tumor site in three dimensions and a computer program to aim radiation beams that “conform” closely to the shape of the tumor and avoid healthy tissue. This approach is well-established in the treatment of prostate cancer, but is in the early stages of adoption and clinical study for breast cancer.

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Multi-Catheter Interstitial Brachytherapy. This approach involves placing 20 to 30 small catheters completely through the breast at carefully selected locations around the lumpectomy site. Radioactive seeds are inserted into the catheters twice a day for 20 minutes to deliver radiation, typically over a one-week period, during which time the catheters remain in the breast. The multiple catheter placements may cause infection, as well as potential cosmetic damage. Additionally, the procedure requires a high level of technical expertise for appropriate catheter placement and radiation dose administration.

Breast Care Market Trends

The breast care market has undergone a significant evolution over recent years, driven by advancements in imaging technologies, which has led a paradigm shift to less invasive devices and procedures for screening and for diagnosis, and to comprehensive patient care through integrated breast centers.

Advances in Imaging Technology for Screening. Digital mammography is being rapidly adopted as clinical studies suggest advantages over traditional film mammography. When the patient has dense breast tissue, breast implants or is breastfeeding, the images produced by either traditional or digital mammography can be difficult for a radiologist to interpret. Consequently, physicians will often order a secondary screening using ultrasound.

MRI may also be used as a secondary screening method for these patients, and is being recommended as a primary screening technique for high-risk women as young as 30.

Advances in Imaging Technology for Biopsy. Technological advances in imaging have allowed for more effective and less invasive diagnosis and treatment of breast cancer. While stereotactic x-ray imaging and ultrasound guidance are used most frequently in conjunction with biopsy procedures, MRI may also become an important alternate imaging modality for both diagnosis and treatment.

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Stereotactic x-ray imaging uses x-ray to capture images of breast tissue. With the patient lying on a specialized treatment table known as a stereotactic table, x-ray images are taken from two angles which permits integrated computerized equipment to map the exact location of the target lesion, thereby enabling the physician to fire a biopsy needle or probe into the lesion. Stereotactic imaging is used in the vast majority of vacuum-assisted biopsies today.

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Ultrasound imaging bounces low-power, high-frequency sound waves off internal tissue to provide real-time images of the interior of the breast to guide the physician’s manual placement of a biopsy probe at the site of the lesion. Ultrasound is widely available and relatively inexpensive, and does not expose the patient to radiation. As with screening, ultrasound is used as a primary breast imaging application for biopsy of women who have dense breast tissue, typically under the age of 40, women with breast implants or women who are breastfeeding.

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Magnetic resonance imaging (MRI) uses a magnet, radio waves and a computer to make a series of detailed pictures of the inside of the breast. Technological advances have made MRI an emerging alternative for image-guided biopsy. Several academic institutions and leading breast centers have begun performing biopsies under MRI guidance. Although there are several hurdles, including the relatively high cost of and significant time required for this procedure, the clinical benefits of this approach are gaining acceptance.

Paradigm Shift to Less Invasive Procedures. Advancements in imaging technology have allowed abnormal breast tissue to be identified at an early stage and have helped facilitate the emergence of novel, less invasive diagnostic and therapeutic devices for accessing and removing this tissue. For example, open surgical biopsies and needle biopsies are giving way to minimally-invasive vacuum-assisted procedures. Similarly, excision of tumors is shifting from invasive mastectomies to less invasive lumpectomies. In addition, radiation treatment is shifting from whole breast radiation to partial breast radiation.

Emergence of Integrated Breast Centers. Effective screening, diagnosis and treatment of breast cancer require interaction among specialists in multiple departments of a healthcare system. These include, but are not limited to, surgery, oncology, radiology, pathology and plastic surgery. While many of these services exist in any given healthcare system, the concept of a breast center is to organize these services into a coordinated, multidisciplinary approach where the patient’s care is integrated. This coordinated approach allows for higher-quality and more patient-focused care than she might receive from the same specialists working in isolation. Breast centers can be at one physical location, with all services available at one site, or they can be virtual, organizing the interaction of diverse services found at different locations. A factor in the accelerating establishment of integrated breast centers is the increasing public awareness of the importance of quality breast care. Breast centers are also actively educating the general public as it relates to the latest clinical and technological advances available in minimally-invasive diagnosis and treatment.

We believe that there is significant opportunity for a company that offers breast centers a full range of minimally-invasive diagnostic and therapeutic devices that are both compatible with multiple imaging modalities and flexible enough to be tailored to the diverse needs of the physicians on the breast care team.

Our Solution

We are developing a broad product line of minimally-invasive breast care devices to be used by breast care specialists. By focusing on the continuum of care from diagnostic to excision and therapeutic procedures, we believe that we will be an attractive and convenient supplier for integrated breast centers.

Our Breast Care Management Product Continuum

Our current products and products under development include:

•	Diagnostic. Breast biopsy systems and lymph node gamma ray detection devices.

•	Marking. Tissue markers which identify the biopsy site for future diagnostic and surgical reference, and are compatible with most imaging technologies and biopsy devices.

•	Excising. Cutting devices designed to facilitate the contoured removal of lesions and facilitate the use of balloons in radiation therapy.

•	Treatment. Radiation balloons for localized radiation therapy.

•	Reconstruction. Breast reconstruction devices, such as our guided electrosurgical dissection device, for use in various post-surgical cosmetic procedures.

Our EnCor system is a vacuum-assisted breast biopsy system which allows users to obtain multiple tissue samples with a quick, single insertion. EnCor can be used with multiple imaging modalities, including stereotactic x-ray, ultrasound and MRI. EnCor is the only “open/closed” tissue collection system, providing the operator with a clear view of tissue samples through a proprietary transparent collection chamber, and the ability to either open the chamber to examine and remove one or more samples or to continue uninterrupted collection of multiple samples. Our EnCor system also incorporates proprietary programmability and automation features which provide a competitive advantage to other marketed biopsy systems.

Our Radiation Balloon, for which we expect to apply for FDA 510(k) clearance in the second half of 2007, is designed as a novel radiation therapy device that uses a vacuum to remove excess fluid and to adhere often irregularly shaped lumpectomy cavities closely to the balloon, as well as multiple radiation seed lumens to deliver precise radiation dosing.

Our Strategy

Our goal is to become the leader in providing minimally-invasive solutions across the continuum of care in the breast care market. The key elements of our business strategy to achieve this goal are to:

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Provide Differentiated, Tailored Solutions in the Breast Biopsy Market. We believe that our EnCor breast biopsy system represents a significant advancement in the breast biopsy market. We seek to leverage this recent product introduction to establish a leadership position in the minimally-invasive breast biopsy market. We believe that by making the EnCor system modular and upgradeable, which enables the addition of features over time, customers will view it as an attractive platform product that can be tailored to the needs of their practice. The EnCor system allows for significant flexibility across multiple imaging modalities, programmability, automation and the ability to shift between open and closed tissue collection. In addition to EnCor, we believe that our SenoCor 360 is a complementary product that will continue to address a need in the ultrasound guided vacuum-assisted biopsy market. We intend to continue to develop and commercialize advanced products in the minimally-invasive breast biopsy market.

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Provide Products Across the Continuum of Care. While our initial product focus has involved diagnostic devices, such as biopsy systems and breast tissue markers, we are also developing a series of excision and therapeutic products that we will seek to commercialize over the next few years. We have already received regulatory clearance for several of these products and have begun customer preference testing and limited commercial release. We intend to carry out a full commercial launch of our Radiation Balloon for localized radiation therapy in 2008, and our Shape Select, Single Step and GED cutting devices for excision of tumors and cosmetic reconstruction in 2009, in each case assuming we obtain regulatory clearance. With the emergence of integrated breast centers designed to provide comprehensive and specialized patient care, we believe that our ability to provide novel solutions to a broad set of needs in breast cancer management will enhance our competitive positioning in the market.

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Target Breast Care Centers and Key Opinion Leaders. We believe that integrated breast centers are emerging as the focal point for breast care, with teams of surgeons, radiologists, oncologists and technicians providing coordinated care. Our products, spanning the continuum of breast care from diagnostics to therapeutics, positions us to meet many clinical needs of breast centers. We intend to grow our sales team over the next few years to expand our coverage of breast centers. As a key element of our strategy, we focus on educating and training clinicians on our products through frequent hands-on classes and industry events. We have worked with key opinion leaders in training several thousand clinicians in the effective use of our products.

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Capitalize on Cross-Selling Opportunities within Our Existing Customer Base. We believe that we have a significant opportunity to grow our revenues by selling additional products to existing customers. We have established a strong base of customers who have a history of placing repeat orders for our products. We believe this customer base is an attractive target for early adoption of our complementary products as they are commercially launched. For example, our EnCor and SenoCor biopsy systems’ hardware and our SenoPulse excision hardware can be used with many of our diagnostic and surgical disposable products and products under development.

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Pursue Strategic Acquisitions and Partnerships. In addition to adding to our product portfolio through internal development efforts, we intend to explore the acquisition of other product lines, technologies or companies that may leverage our sales force or be complementary to our strategic objectives. We may also evaluate distribution agreements, licensing transactions and other strategic partnerships, which may include expansion of our selling and marketing efforts beyond the United States.

Our Products and Products under Development

We are focused on developing and offering a broad portfolio of products that address needs across the continuum of breast care, from the diagnosis to the treatment of breast cancer. The sale of disposable products, including our breast biopsy probes and tissue markers, accounted for 86% of our revenues in 2005 and 89% in 2006. The following table provides information concerning our primary products and products under development.

Product Category/Name	Primary Component(s)	Year (or Expected Year) of Full Commercial Launch
DIAGNOSTIC PRODUCTS

Breast Biopsy
SenoRx Breast Biopsy Console	Console for EnCor and SenoCor Biopsy Devices	2002
EnCor	Reusable Handpiece and Disposable Probe	2005	(1)
SenoCor 360	Reusable Handpiece and Disposable Probe	2003	(1)
SenoCor 360 Line Extension	Reusable Handpiece and Disposable Probe	2007	(2)

Tissue Markers
Gel Mark	Applicator and Combination Metal/Bioresorbable Markers	2002
Gel Mark Ultra	Applicator and Combination Metal/Bioresorbable Markers	2004
Gel Mark UltraCor	Applicator and Combination Metal/Bioresorbable Markers	2004
SenoMark	Applicator and Combination Metal/Bioresorbable Markers	2006
Gel Mark UltraCor MRI	Applicator and Combination Metal/Bioresorbable Markers	2006	(1)

Gamma Ray Detection
Gamma Finder	Reusable Probe and Disposable Sleeve	2003

THERAPEUTIC/EXCISION PRODUCTS

Radiation Therapy
Radiation Balloon	Disposable Balloon	2008	(2)

Excision and Reconstruction
SenoPulse RF Generator	Console for Excision/Reconstruction Devices	2009	(1)
Anchor Guide	Disposable Device	2002
Single Step	Reusable Handpiece and Disposable Probe	2009	(1)
Shape Select	Disposable Device	2009	(1)
GED Device	Disposable Device	2009	(2)

(1)	FDA clearance received and product available prior to full commercial launch.
(2)	Subject to submission for and receipt of FDA 510(k) clearance; initial preference testing may occur one year earlier.

Breast Biopsy Systems

Components of Our Breast Biopsy Systems

Our breast biopsy systems primarily consist of two components—reusable handpieces and disposable probes—and are used in conjunction with our SenoRx Breast Biopsy Console.

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SenoRx Breast Biopsy Console. The SenoRx Breast Biopsy Console is compatible with both our EnCor and SenoCor reusable handpieces and disposable probes. This modular console is a portable hardware system which may be conveniently transported to various areas of the healthcare facility. The primary modules of our console include:

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a control module, which facilitates convenient user interface with proprietary software, a visual display screen, and controls that allows the user to customize the various parameters of the diagnostic procedure;

•	a vacuum system, which pulls tissue into the probe for excision and subsequent delivery of tissue to the sample collection chamber; and

•	a radiofrequency generator, an optional component which powers a SenoCor 360 tip.

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Reusable Handpieces. Handpieces are instruments which facilitate placement or insertion of the biopsy probe. The handpieces primarily consist of motors, circuitry, sensors and proprietary software incorporated into a housing. We commercialize three different biopsy handpieces: EnCor Stereotactic/Ultrasound, EnCor MRI, and SenoCor 360.

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Disposable Probes and Accessories. Our probes are sterile, single-use, vacuum-assisted disposables, which are used with our EnCor and SenoCor handpieces. They consist of a sharp stainless steel or RF insertion tip, a tissue cutter and, with EnCor, a tissue sample collection chamber. The probe accessories also include additional tubing and a vacuum canister.

We offer probes in a variety of sizes, ranging from 7-gauge to 10-gauge, depending on user preference. The probe cutters and tips incorporate one or more of our proprietary mechanical or RF tissue cutting technologies.

•	Tri-Concave Tip. A three-edged tip used on our EnCor probes, SenoCor 360 probes and MRI insertion device, designed especially for facilitating easy placement into dense breast tissue.

•	360° Tissue Cutter. A hollow, cylindrical cutting edge used on our SenoCor 360 probes, which automatically rotates and advances to generate large 360° contiguous samples.

•	Oscillating Cutters. Cone-shaped cutters used on our EnCor probes, which shear tissue in a manner similar to a scissors cut.

•	RF Tip. A user-activated RF wire used on the tip of our SenoCor 360 probes and Anchor Guide devices to facilitate placement of the device into dense breast tissue.

EnCor Breast Biopsy System

Our flagship diagnostic product, the EnCor system, is a vacuum-assisted breast biopsy system that facilitates adoption of minimally-invasive biopsy procedures over open surgical biopsy. The EnCor system is comprised of a reusable handpiece and disposable probes that are used in conjunction with our SenoRx Breast Biopsy Console. We believe the EnCor system offers a comprehensive set of features which make it an attractive solution for meeting the diverse demands of breast care providers. Key features of the EnCor system include:

•	Single Insertion/Multiple Sample. Offers the flexibility to obtain multiple samples from a single insertion, enhancing speed and convenience in biopsy procedures.

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“Open/Closed” System. Functions either as an open or closed system, providing the operator with a clear view of tissue samples through a proprietary transparent collection chamber, and the ability to either open the chamber to examine and remove one or more samples or to continue uninterrupted collection and automatic transfer of multiple samples from inside the breast to the collection chamber.

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Highly-Automated and Programmable. Automated and programmable tissue collection and automated anesthetic delivery. Aligns and rotates automatically through a variety of optional programmed cutting patterns. Provides multiple programmed options for users to choose their own approach to the array of lesions they may encounter.

•	Multi-Modality System. Compatible with each of the three major imaging modalities used in the market—stereotactic, ultrasound and MRI—and transportable, eliminating the need for multiple systems.

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Modular Design. Customers are able to purchase all or part of the system according to their needs, thus minimizing up-front costs. In addition, the modular system facilitates easy repair and replacement of components.

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Flexible and Upgradeable Software Designs. Software-based design allows us to continuously innovate by adding new features which may extend the useful life of the device. The user is able to purchase software upgrades and access to the latest enhancements.

The EnCor system also incorporates a number of additional features, including compatibility with our tissue markers, multiple gauge sizes, automated sample rinsing, lighting, an ergonomically-designed handpiece, noise reduction and novel MRI probe insertion accessories. We received FDA 510(k) clearance and conducted marketing preference testing of the EnCor system in 2004, with full commercial launch in 2005.

SenoCor 360 Breast Biopsy System

Our SenoCor 360 system utilizes a vacuum to provide the physician with a contiguous 360° breast biopsy sample. The SenoCor 360 system incorporates either our mechanical Tri-Concave Tip or our RF Tip to penetrate virtually any lesion, regardless of size, location or density. SenoCor 360 secures tissue through the end of the probe, providing a large, high-quality sample. Since the SenoCor 360 is interchangeable and compatible with the SenoRx Breast Biopsy console, users may select SenoCor 360 or EnCor depending upon their clinical and economic objectives.

We received FDA 510(k) clearance in 2002 and launched SenoCor 360 in 2003, as our initial product in the vacuum-assisted breast biopsy segment. In 2007, subject to the submission for and receipt of regulatory clearance, we expect to launch a line extension to the SenoCor 360, to enhance our ability to compete in the physician office segment. We intend to continue to offer the SenoCor 360 as a low-cost, ultrasound-guided breast biopsy device. We believe that our SenoCor 360 and future product enhancements will continue to appeal to clinicians doing ultrasound biopsies in their offices, which is a more price-sensitive segment of the biopsy market.

Gel Mark and SenoMark (Biopsy Site Tissue Markers)

Biopsy site tissue markers are placed at a biopsy site to provide a visible landmark for future surgical reference. If cancer is found and more tissue must be removed from the breast, the marker will help the physician identify the specific area from which tissue should be removed. If surgery is not necessary, the marker will be visible on future mammograms to enable the breast care specialist to identify the site of the biopsy.

We offer a full portfolio of tissue markers that are compatible not only with our EnCor and SenoCor biopsy product lines, but also with competing biopsy systems. Our products consist of markers that come in a variety of materials, including gelatin and synthetic materials, titanium and stainless steel, and associated delivery applicators. The markers are designed to facilitate easy placement and optimize visibility under different imaging modalities.

We were first to commercialize markers visible not only under x-ray, but also ultrasound imaging. Gel Mark and Gel Mark Ultra are designed to provide pellet-shaped, ultrasound-visible, bioresorbable tissue marker alternatives. Gel Mark UltraCor provides core needle users with an ultrasound-visible tissue marking alternative. SenoMark provides those users who prefer a pad-shape with an ultrasound-visible, bioresorbable tissue marker alternative. Our UltraCor MRI may be an attractive alternative for clinicians interested in marking lesions under MRI guidance. We received FDA 510(k) clearance and began commercializing Gel Mark in 2002, Gel Mark Ultra and Gel Mark UltraCor in 2004, and SenoMark in 2006. We received FDA 510(k) clearance and conducted marketing preference testing of the Gel Mark UltraCor MRI in 2004, with full commercial launch anticipated for the second half of 2006.

Gamma Finder (Gamma Ray Detection Device)

Immediately prior to removal of a malignant lesion in the breast, a patient may be injected with gamma ray emitting isotopes near the site of the lesion to determine if the cancer has spread. Our Gamma Finder is currently the only cordless handpiece probe to detect the emission of gamma rays, and, consequently, whether breast cancer has spread to the lymph nodes. The Gamma Finder detects and gives a numerical indication and an acoustic signal when close to a gamma ray emitting source. Our Gamma Finder has all the features of traditional, larger, corded gamma ray detection devices, with the convenience of a portable and compact device. The Gamma Finder consists of a reusable probe and a disposable sterility sleeve. We began commercializing the Gamma Finder in 2003 upon receipt of FDA 510(k) clearance, and, in 2005, added automatic ten second count and binary pitch mode features.

Radiation Balloon

Current radiation therapy includes less invasive alternatives to whole breast radiation therapy, known as partial breast radiation therapy, consisting of balloon brachytherapy, conformal radiotherapy and multi-catheter interstitial brachytherapy. We believe that balloon brachytherapy will be widely adopted over time due to its ease of use, low-cost and clinical effectiveness and are developing our Radiation Balloon and related Single Step excision device to improve upon this approach.

Our Radiation Balloon design consists of a multilumen catheter with several access ports on one end and an inflatable balloon on the other. The balloon would be positioned into the cavity formed in the breast following a lumpectomy and subsequently inflated with saline through one of the ports. Small openings in the catheter would allow for the suction of fluid and gas from the lumpectomy cavity through a second access port. This suction is also meant to conform the walls of the lumpectomy cavity to the exterior of the balloon. Multiple lumens would provide for precise placement of radioactive seeds, which we believe will allow clinicians to expand their use of radiation therapy to a greater number of patients. Such patients would include those with smaller anatomies and with tumors closer to the skin, who were not previously able to receive treatment from currently marketed minimally-invasive radiation balloon products. The overall design and the use of special balloon materials is intended to control the distance between the radiation source and the tissue in contact with the balloon and to result in controlled radiation dosing.

The surgical excision devices currently used in lumpectomy procedures often produce irregularly-shaped and -sized cavities, thereby making it difficult to deliver a uniform dose of radiation using standard (non-vacuum) balloon brachytherapy. We are designing our surgical excision device, the Single Step, to produce more regularly-shaped lumpectomy cavities. Current balloon designs may lead to excessive radiation dosing of the skin, which can burn tissue and lead to cosmetic damage, as well as under-dosing, which can impede the effectiveness of the treatment. We believe that the use of the Single Step in combination with the Radiation Balloon could address these side-effects. We expect to apply for FDA 510(k) clearance in the second half of 2007 and, in the event we receive this clearance, to then conduct marketing preference testing of the Radiation Balloon, with full commercial launch to follow in 2008. Additionally, we anticipate developing and commercializing additional sizes and shapes of our Radiation Balloon over the next several years.

SenoPulse RF Generator (Excision/Therapeutic Console)

The SenoPulse RF Generator will be used to power our radiofrequency cutting technologies in order to provide advanced breast tissue cutting capabilities. The SenoPulse RF Generator offers high-frequency and impedance-matching circuitry to enable cutting into a wide variety of tissue types, high start voltage and sustained power for continuous cutting ability, and low heat generation to minimize thermal damage. The SenoPulse RF Generator directs modulated, monopolar radiofrequency energy and will be used in the Single Step, Shape Select and GED cutting and excision devices. We received FDA 510(k) clearance for the SenoPulse RF Generator in 2005.

Anchor Guide (Tissue Excision Device)

Anchor Guide is used for the fixation of whole lesions within the breast. The device features an RF tip to penetrate all breast tissue types, including dense and fibrous tissues. Once in position, wires secure the lesion for surgical removal from the breast with minimal tissue loss. Anchor Guide is compatible with ultrasound, stereotactic and x-ray imaging techniques. In 2002, we received FDA 510(k) clearance and began to market the Anchor Guide. In 2002, we also conducted and published a clinical study in the American Journal of Surgery that showed the clinical benefits of anchoring compared to traditional localization technologies in securing clear surgical margins.

Single Step (Cutting Device for Excision Procedures)

Single Step is an alternative excision device to a scalpel or a straight-bladed electrosurgical scalpel commonly known as a Bovie. The Single Step system is an automated surgical excision device that uses a long-wire RF disposable probe and reusable handpiece to cut and remove a large, intact volume of tissue through a small surgical incision. The Single Step system is powered by the SenoPulse RF Generator. The Single Step probe is inserted into the breast, where the surgeon anchors the device and excises tissue of a predetermined size. The surgeon controls the amount and shape of the tissue removed by selecting the appropriate option on the SenoPulse RF Generator. The Single Step is designed to produce a smooth and optimally-shaped cavity to facilitate lesion removal and subsequent use of balloon brachytherapy. We intend to build upon data obtained with our Anchor Guide by evaluating the clinical benefit of anchoring lesions in conjunction with the automatic lesion cutting ability of our Single Step system. We received FDA 510(k) clearance for the Single Step and anticipate making several design enhancements and conducting clinical testing prior to fully commercializing the product in 2009.

Shape Select (Cutting Device for Breast Excision and Reconstruction)

Shape Select is a unique disposable surgical cutting device with a variable length, shapeable, long-wire cutter powered by the SenoPulse RF Generator. The device is advantageous in breast surgeries such as skin sparing reconstructive mastectomy and lumpectomy, where the ability to bend and shape the cutter enables the surgeon to create customized curved tissue surfaces. It may also be useful in surgeries requiring cutting and coagulation of large planes of tissue, such as standard mastectomy, breast reduction and the removal of fatty tissue in abdominoplasty. The Shape Select is an alternative to either the scalpel or the Bovie, the use of which limits the surgeon’s ability to create curved and long cuts. We have received FDA 510(k) clearance for Shape Select and anticipate fully commercializing the product in 2009.

GED Device (Cutting Device for Reconstructive Procedures)

Our GED, or Guided Electrosurgical Dissection, device, currently under development, is a disposable cutting device containing a SenoPulse RF Generator-powered, long wire for creating skin flaps or uniform thicknesses of skin. The device is placed through a small incision and directed under the skin by the surgeon. A unique tip design gives the user visual and tactile feedback for rapid creation of smooth subcutaneous tissue planes. The device is designed to allow surgeons to cut tissue using RF energy under the skin in a minimally-invasive fashion, and significantly reduce procedure times. The GED device is designed for breast surgeries such as skin-sparing mastectomy and breast lift and, we believe, may have applications in face lift and other cosmetic procedures requiring skin flaps. The GED device is an alternative excision device to either the scalpel or the Bovie. We expect to submit the GED device to the FDA for 510(k) clearance and, subsequently, plan to fully commercialize the GED device in 2009.

Sales and Marketing

We focus our sales and marketing efforts on increasing awareness of our products among breast care specialists, including radiologists, surgeons and oncologists. We market and sell our products through a direct sales force in the United States. As of December 31, 2006, we employed a vice president of sales and marketing and a 52-person direct sales force, including 15 clinical specialists, four regional sales managers and 33 sales representatives.

In our selling process, we use clinical studies, cost-benefit data and case studies. To date, we have 23 clinical studies that have either been published or presented as abstracts at major medical meetings. Peer-to-peer selling is also a critical element of our strategy. We have developed popular training seminars, including a Continuing Medical Education-accredited course led by nationally-known breast cancer specialists such as Drs. Nathalie Duchesne, Mark Gittleman, Phillip Israel, Terese Kaske, Steve M. Parker and A. Thomas Stavros.

Through approximately 15 seminars a year, we educate and provide hands-on training to over 500 clinicians about our products.

An additional element of our educational efforts is our relationships with several manufacturers of ultrasound imaging systems. With these companies, we co-sponsor several breast practice seminars across the country to educate clinicians on the changes that are driving the specialization of breast care and the emergence of integrated breast centers. We also contribute to organizations designed to increase awareness of breast cancer, including our sponsorship of the newsletter and website of the American Society of Breast Surgeons.

International sales do not currently account for a significant portion of total sales. We do not have a direct sales force outside of the United States. However, as of December 31, 2006, we had non-exclusive distributors covering four European countries that sell our tissue marker products. We also have agreements with distributors in Korea and China that are assisting us in applying for regulatory approvals to market our products in those countries.

Competition

We compete primarily on the basis of our ability to provide minimally-invasive products to diagnose and treat breast cancer safely and effectively, with ease and predictability of product use, brand name recognition and cost. We believe that we compete favorably with respect to these factors, although we cannot assure you that we will be able to continue to do so in the future or that new products that perform better than those we offer will not be introduced.

The markets in which our products compete are highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. We face different competitors within different product lines. To our knowledge, we do not have one competitor that produces products that compete with all our products. Several of our competitors have significant financial and human capital resources and have established reputations with our target customers, as well as worldwide distribution channels that are more effective than ours. We are aware that several companies are developing products that, if successfully commercialized, would compete with our current and future products.

Our breast biopsy and marker products compete with, among others, products sold by Johnson & Johnson, C.R. Bard and Suros Surgical Systems, the latter of which was acquired by Hologic in 2006. We expect the Radiation Balloon, if it receives the required regulatory approval, to compete against well-established external beam radiation devices, as well as current and potential future manufacturers of balloon brachytherapy devices. We expect to compete directly with the current industry leader, Cytyc, as well as other companies that have minimally-invasive therapeutic devices in various stages of development. Our commercial success will depend on a general market shift from whole to partial breast radiation. Our excision products will compete with manufacturers of handheld surgical excision instrumentation and standard RF cutting devices.

Our competitors dedicate, and we believe they will continue to dedicate, significant resources to promote their products aggressively. The breast cancer market is also characterized by extensive research efforts and technological progress. As a result, new products are likely to be developed and introduced into the market that could compete with our products more effectively.

Manufacturing

We assemble and package all our finished products at our corporate headquarters in Aliso Viejo, California, with one exception. Our Gamma Finder is licensed and produced exclusively for us by World of Medicine, a German medical device company. We manufacture in-house several components used in our products, although we rely on several outside vendors to produce many components. We also have established a production engineering department to focus on integrating product changes into the manufacturing process and to continually improve upon product quality and cost.

We manufacture our proprietary products in a controlled environment and have implemented quality control systems as part of our manufacturing processes. We believe our manufacturing facility and control systems comply with the FDA’s Quality System Regulations, or QSRs. We are certified to ISO 13485:2003, the medical device manufacturing standard, and applicable medical device directives promulgated by the European Union, which facilitates entry of our products into the European Union. We have received our CMDCAS Certificate of Registration permitting importation of our devices into Canada.

At the end of 2005, we began to transfer a portion of our manufacturing operations to Infus Medical, a contract manufacturer with facilities in Thailand, which currently provides us with certain marker production, assembly and packaging services, and with subassembly services for our EnCor system. We anticipate that over time we will transfer additional responsibility to this manufacturer related to production, assembly and packaging. We believe that gradually transferring production of our more established products abroad, along with increased sales volume, will result in cost savings and will allow us to focus our domestic efforts on developing, modifying and promoting our newer products.

As a result of the settlement of litigation with Suros Surgical Systems (now a subsidiary of Hologic), and without any admission of liability, in 2006 we implemented a design modification to our EnCor probe. We have manufactured over 15,000 probes with the modification and have not found the change to affect the operation or performance of our EnCore probe. Consequently, we have not made any submission to the FDA regarding this modification.

We have one product and several components of other products that we obtain from sole-source suppliers. We rely on one vendor, World of Medicine, for our Gamma Finder product, one vendor, Faulhaber, for our biopsy handpiece motors, and one vendor, NuSil Technology, for a coating used in our biopsy probes. We do not believe that we could replace these suppliers without significant effort and delay in production. Other products and components come from single suppliers, but alternate suppliers are easier to identify, though in many cases we have not yet qualified alternate suppliers. We do not carry a significant inventory of most components used in our products. Most of our suppliers have no contractual obligations to supply us with, and we are not contractually obligated to purchase from them, any of the components used in our devices.

In April 2006, we obtained an additional 3,260 square foot facility in Laguna Hills, California, which is being used for shipping and storage.

Government Regulation

Our products are medical devices subject to extensive and rigorous regulation by the FDA, as well as other federal and state regulatory bodies in the United States and comparable authorities in other countries. the FDA regulations govern, among other things, the following activities that we perform, or that are performed on our behalf, to ensure that medical products distributed domestically or exported internationally are safe and effective for their intended uses:

•	product design, development and manufacture;

•	product safety, testing, labeling and storage;

•	premarketing clearance or approval;

•	recordkeeping procedures;

•	product marketing, sales and distribution; and

•	post-marketing surveillance, reporting of deaths or serious injuries and medical device reporting.

The FDA’s Premarket Clearance and Approval Requirements. Unless an exemption applies, each medical device we wish to distribute commercially in the United States will require either prior 510(k) clearance or a premarket approval, or a PMA, from the FDA. Medical devices are classified into one of three classes—Class I,

Class II, or Class III—depending on the degree or risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Devices deemed to pose lower risks are placed in either Class I or II, which requires the manufacturer to submit to the FDA a premarket notification requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Some low-risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III, requiring premarket approval. Our minimally-invasive breast care products are Class I and II devices.

510(k) Clearance Pathway. When a 510(k) clearance is required, we must submit a premarket notification to the FDA demonstrating that our proposed device is substantially equivalent to a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet required the submission of a PMA application. By statute, the FDA is required to clear or deny a 510(k) premarket notification within 90 days of submission of the application. As a practical matter, clearance often takes significantly longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not substantially equivalent to a previously-cleared device or use, the FDA will place the device, or the particular use, into Class III.

Premarket Approval Pathway. A PMA application must be submitted to the FDA if the device cannot be cleared through the 510(k) process. The PMA application process is much more demanding than the 510(k) premarket notification process. A PMA application must be supported by extensive data, including but not limited to technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

After a PMA application is submitted and the FDA determines that the application is sufficiently complete to permit a substantive review, the FDA will accept the application for review. The FDA has 180 days to review an “accepted” PMA application, although the review of an application generally occurs over a significantly longer period of time and can take up to several years. During this review period, the FDA may request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with the QSRs. New PMA applications or PMA application supplements are required for significant modification to the manufacturing process, labeling and design of a device that is approved through the premarket approval process. Premarket approval supplements often require submission of the same type of information as a premarket approval application, except that the supplement is limited to information needed to support any changes from the device covered by the original premarket approval application and may not require as extensive clinical data or the convening of an advisory panel. We do not anticipate that any of our products in development will require the submission and approval of a PMA.

Clinical Trials. Clinical trials are almost always required to support an FDA premarket application and are sometimes required for 510(k) clearance. These trials generally require submission of an application for an Investigational Device Exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specific number of patients unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. Clinical trials for significant risk devices may not begin until the IDE application is approved by the FDA and the appropriate institutional review boards, or IRBs, at the clinical trial sites. Our clinical trials must be conducted under the oversight of an IRB at the relevant clinical trial sites and in accordance with the FDA’s regulations, including but not limited to those relating to good clinical practices. We are also required to obtain patients’ informed consent that complies with both the FDA’s requirements and state and federal privacy regulations. We, the FDA or the IRB at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and efficacy of the device, may be equivocal or may otherwise not be sufficient to obtain approval or clearance of the product.

Pervasive and Continuing Regulation. After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

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the FDA’s Quality System Regulations, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label uses;

•	clearance or approval of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use;

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medical device reporting, or MDR, regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

After a device receives 510(k) clearance or a PMA, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. We have modified various aspects of some of our marketed products since receiving regulatory clearance, but we believe that new 510(k) clearances are not required for these modifications. If the FDA disagrees with our determination not to seek a new 510(k) clearance or PMA, the FDA may retroactively require us to seek 510(k) clearance or premarket approval. The FDA could also require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance or premarket approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines, penalties and Warning Letters.

The MDR regulations require that we report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury.

We have registered with the FDA as a medical device manufacturer and have obtained a manufacturing license from the California Department of Health Services, or CDHS. The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of CDHS, or FDB, to determine our compliance with the QSRs and other regulations, and these inspections may include the manufacturing facilities of our suppliers. We underwent an inspection of our facilities by the FDA in April 2005, which resulted in the issuance in July 2005 of a Warning Letter from the FDA related to, among other things, our failure to adequately validate manufacturing changes we undertook to prevent the tip of the Gel Mark Ultra biopsy site marker shearing off in the patient’s breast during surgery, which we had experienced. The letter required us to take prompt action to strengthen our Quality System and product engineering area. We responded to the FDA with a comprehensive corrective action plan in August 2005. We believe we are in compliance with QSRs. If, upon reinspection, the FDA determines we have not properly addressed their concerns or they identify new violations, we can be subject to any of the following sanctions:

•	Warning Letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusal of our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products;

•	withdrawal of 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

Fraud and Abuse. We may directly or indirectly be subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws. In particular, the federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending a good or service, for which payment may be made in whole or part under federal healthcare programs, such as the Medicare and Medicaid programs. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. In implementing the statute, the Office of Inspector General, or OIG, has issued a series of regulations, known as the “safe harbors.” These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable element of a safe harbor may result in increased scrutiny by government enforcement authorities, such as the OIG.

International. International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different.

The primary regulatory environment in Europe is that of the European Union, which has adopted numerous directives and has promulgated voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union, and other countries that comply with or mirror these directives. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a notified body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s device. Such an assessment is required in order for a manufacturer to commercially distribute the product throughout these countries. ISO 9001 and ISO 13845 certifications are voluntary harmonized standards. Compliance establishes the presumption of conformity with the essential requirements for a CE Marking. We have the authorization to affix the CE Mark to Gel Mark Ultra, Gel Mark UltraCor, and our EnCor system and to commercialize these devices in the European Union.

Third-Party Reimbursement

Payment for patient care in the United States is generally made by third-party payors, including private insurers and government insurance programs, such as Medicare and Medicaid. The Medicare program, the largest single payor in the United States, is a federal governmental health insurance program administered by the Centers for Medicare and Medicaid Services, or CMS. Reimbursement for procedures related to breast cancer has been favorable as a result of the growing awareness of the impact of the disease as well as the recognition that proactive diagnosis and treatment is critical for effective care. The costs associated with the purchase of our products are reimbursed through Medicare, Medicaid and other third-party payors. International market acceptance of our products may depend, in part, upon the availability of reimbursement within the prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government-sponsored healthcare and private insurance.

Research and Development

As of December 31, 2006, we had 16 employees in our research and development department, which is overseen by our chief technical officer. Historically, we focused our research and development efforts on diagnostic products, including our breast biopsy systems and our tissue markers. While we plan to continue to develop our diagnostic products, we are also focused on developing our therapeutic and excision products to enable us to serve the continuum of care in the breast care market. We are currently developing our radiation balloon and various excision and reconstructive cutting devices.

Research and development expenses for 2004, 2005 and 2006 were $4.8 million, $4.9 million and $5.3 million, respectively. We expect research and development efforts and expenses to increase in absolute dollar terms but decrease as a percentage of net revenues.

Patents and Proprietary Technology

We plan to pursue and maintain intellectual property protection in the United States, Europe, Japan, Canada and other countries such as Australia. As of December 31, 2006, we have 41 issued United States patents primarily covering devices relating to breast biopsy, including biopsy site marking devices, excision devices and balloon products, the earliest of which will expire in 2018 and the last of which will expire in 2022, two granted European regional patents and, based on the grant of these two European regional patents, a total of 13 granted national patents from eight different European countries. In addition, we have 65 pending United States patent applications, nine pending PCT (international) patent applications, 16 pending European patent applications, 18 pending Canadian patent applications, 11 pending Japanese patent applications, and four pending Australian patent applications. We believe we have a strong intellectual portfolio that has permitted us to make modifications to our products in response to competition without significant disruption to our operations.

Together, our patents and patent applications protect aspects of our technologies. Key areas of our issued and pending patent coverage include:

•	biopsy systems, covering current embodiments and variations to the design of the EnCor and SenoCor probes, handpieces and control module;

•	mechanical cutters, covering the Tri-Concave penetrating tip and the EnCor and SenoCor tissue cutting mechanisms;

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radiofrequency technologies, covering the SenoPulse RF Generator, devices powered by the generator, such as the Single Step, Shape Select and GED, as well as the RF penetration tips of the Anchor Guide and SenoCor 360 probe;

•	bioresorbable biopsy site markers, covering marker materials, methods for imparting ultrasound visibility, and marker delivery systems; and

•	the Radiation Balloon, covering the use of a vacuum to help conform tissue surrounding the lumpectomy cavity to the walls of the radiation delivery balloon.

We also rely on copyrights, trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position. We seek to protect our proprietary information and other intellectual property by generally requiring our employees, consultants, contractors, outside scientific collaborators and other advisors to execute non-disclosure agreements on commencement of their employment or engagement.

Employees

As of December 31, 2006, we had 122 employees, including 58 employees in sales and marketing, 16 employees in research and development, 29 employees in manufacturing, 12 employees in clinical, regulatory and quality assurance and seven employees in general and administrative. We believe that our future success will depend on our continued ability to attract, hire and retain qualified personnel. None of our employees are represented by a labor union or are parties to a collective bargaining agreement, and we believe our employee relations are good.

Facilities

Our operations are headquartered in a 20,450 square foot facility located at 11 Columbia, Suite A, Aliso Viejo, California. In April 2006, we obtained an additional 3,260 square foot facility in Laguna Hills, California, which is being used for shipping and storage. We believe that our premises are adequate for our current needs.

Litigation

On February 22, 2005, Suros Surgical Systems filed a lawsuit against us in the U.S. District Court for the Southern District of Indiana, claiming the cutter used in our EnCor probe infringed on one of its patents. Effective May 22, 2006, we entered into a settlement agreement with Suros Surgical Systems (now a subsidiary of Hologic) pursuant to which we agreed that, notwithstanding our belief that the cutter did not infringe any patent, no later than October 31, 2006, the cutter would incorporate a modification. The litigation was resolved without admission of liability by either party and without any payments by either party. Our cutter now incorporates the modification.

On October 27, 2004, we filed a lawsuit against Coudert Brothers, a law firm we previously retained, in the Superior Court of the State of California for the County of San Francisco. The complaint charges that Coudert Brothers failed to file for Japanese patents, after being specifically requested to do so by SenoRx. We are seeking monetary damages. SenoRx and Coudert Brothers are currently engaged in discovery and a trial date has not yet been scheduled.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth certain information concerning our executive officers and directors as of February 1, 2007:

Name	Age	Position
Lloyd H. Malchow	53	President, Chief Executive Officer and Director
Kevin J. Cousins	52	Vice President, Finance and Chief Financial Officer
Paul Lubock	51	Chief Technical Officer
William F. Gearhart	59	Vice President, Sales and Marketing
Eben S. Gordon	51	Vice President, Regulatory Affairs and Quality Assurance
Stephen H. Featherstone	46	Director of Operations
John E. Merritt	45	Director of Manufacturing Engineering
Fred H. Burbank, M.D.(1)	64	Chairman of the Board of Directors
Kim D. Blickenstaff(2)	54	Director
Frederick J. Dotzler(3)	61	Director
John L. Erb(2)	58	Director
Wende S. Hutton(1)	47	Director
Jesse I. Treu, Ph.D.(3)	59	Director
Gregory D. Waller(2)	57	Director
Kurt C. Wheeler(3)	54	Director

(1)	Dr. Burbank and Ms. Hutton will resign from our board of directors effective upon the closing of this offering.
(2)	Member of our audit committee.
(3)	Member of our compensation committee.

Lloyd H. Malchow. Mr. Malchow joined us as our President and Chief Executive Officer and director in May 1999. From 1993 to 1999, Mr. Malchow held various positions at Penederm, a publicly traded drug delivery company acquired by Mylan Laboratories in 1998, including Chief Executive Officer, President and Chief Operating Officer. Prior to Mr. Malchow’s employment with Penederm, Mr. Malchow held various positions at Allergan, a pharmaceutical and medical device company, including corporate Operating Committee member, vice president positions in sales and business development for Allergan’s ophthalmology and dermatology divisions, and skin care division General Manager. Prior to this time, Mr. Malchow was the Director of Sales at the American Medical Optics Division of American Hospital Supply, a provider of medical supplies and medical devices. Mr. Malchow earned his B.A. in Government and Communication from Carroll College, his M.A. from the University of Maryland and his M.B.A. from Pepperdine University.

Kevin J. Cousins. Mr. Cousins has served as our Chief Financial Officer and Vice President, Finance since March 2002. From May 2001 to March 2002, Mr. Cousins served as a financial consultant to us. From January 2000 to May 2001, Mr. Cousins served as Director of Finance at IntraLase, a manufacturer of laser products for vision correction. Prior to January 2000, Mr. Cousins was the Director of Finance at Biopsys Medical, a manufacturer of products for the diagnosis of breast cancer, and held various finance positions at BBI Source Scientific and T-Chem Products. Mr. Cousins earned his B.A. in Business Administration from California State University, Fullerton, and his M.S. in Taxation from Golden Gate University, and was certified as a C.P.A. in 1980.

Paul Lubock. Mr. Lubock is one of our co-founders and has served as our Chief Technical Officer since October 1999. Mr. Lubock also served on our board of directors from our inception in January 1998 to December 2001 and served as our Chief Operating Officer from January 1998 to October 1999. Prior to January 1998, Mr. Lubock was the co-founder and a principal at Abacus Design & Development, a medical product development company, and the founder of Laparomed, a laparoscopic medical device company acquired by

Advanced Surgical in 1994. Mr. Lubock held various positions at Laparomed, including President, Vice President, Engineering and served on its board of directors. Mr. Lubock earned his B.A. in Applied Mechanics and Engineering Science from the University of California, San Diego and his M.S. in Mechanical Engineering from the University of California, Berkeley.

William F. Gearhart. Mr. Gearhart joined us as our Vice President, Sales and Marketing in December 1999. Prior to December 1999, Mr. Gearhart held management positions at a number of medical device companies, including Vice President, Sales and Marketing at Micro Therapeutics, a manufacturer of devices for the treatment of neuro and peripheral vascular diseases, Vice President of Sales and Marketing at Interventional Technologies, a manufacturer of devices for use in interventional cardiology, which was acquired by Boston Scientific in 2001, and Vice President of Sales and Marketing at Pfizer, a pharmaceutical company. Mr. Gearhart earned his B.S. in Business from the University of Pennsylvania, his M.B.A. from the University of Michigan and his J.D. from William Mitchell College of Law.

Eben S. Gordon. Mr. Gordon joined us as our Vice President, Regulatory Affairs and Quality Assurance in March 2006. From May 2005 to March 2006, Mr. Gordon served as Vice President, Regulatory Affairs and Quality Assurance at ReVision Optics, a manufacturer of ophthalmic devices. From November 2001 to May 2005, Mr. Gordon held various positions at Endocare, a manufacturer of devices for the treatment of urological conditions, including Vice President, Regulatory Affairs and Quality Assurance and Senior Director, Regulatory Affairs. From November 1996 to November 2001, Mr. Gordon held various positions at Micro Therapeutics, including Director, Regulatory Affairs and Quality Assurance. Mr. Gordon earned his B.S. in Zoology at California Polytechnic University.

Stephen H. Featherstone. Mr. Featherstone is a key employee who joined us as our Production Manager in November 2005 and was promoted to Director of Operations in January 2007. From August 2004 to May 2005, Mr. Featherstone was Production Manager for ParaTech, a parylene coater company serving the military, aerospace, and medical device markets. From February 1998 to August 2004, Mr. Featherstone was Distribution Manager for Enthone, a manufacturer of chemicals and inks for the circuit board and plating industries. Prior to 1998, Mr. Featherstone held various operations and distribution positions with Baxter and Circuit City. Mr. Featherstone earned his B.A. in Political Science from the University of Southern California.

John E. Merritt. Mr. Merritt is a key employee who joined us as our Director of Manufacturing in July 1999 and was promoted, most recently, to Director of Manufacturing Engineering in January 2006. From July 1996 to July 1999, Mr. Merritt was Director of Manufacturing at TherOx, a medical device company that is developing therapeutic oxygen systems to treat heart conditions. From November 1994 to July 1996, Mr. Merritt was Manufacturing Manager at Biopsys Medical, a manufacturer of products for the diagnosis of breast cancer. Prior to 1994, Mr. Merritt held various positions in manufacturing and production at C.R. Bard, Allergan Medical Optics and Intertherapy.

Fred H. Burbank, M.D. Dr. Burbank is a co-founder of our company and has served as the Chairman of our board of directors since our inception in January 1998. From January 1998 to May 1999, Dr. Burbank served as our President and Chief Executive Officer and from January 1998 to July 2004 served as a consultant to us. Since August 1997, Dr. Burbank has held various positions at Vascular Control Systems, a developer of uterine fibroid therapy instruments, including Chief Executive Officer and Chairman and Executive Chairman of its board of directors. In July 1993, Dr. Burbank founded Biopsys Medical, a manufacturer of diagnostic breast biopsy instruments, which was acquired by Johnson & Johnson in 1997, and served as its Chief Executive Officer and Chairman of the board of directors until 1995. Dr. Burbank earned his B.A. in Biology and his M.D. at Stanford University.

Kim D. Blickenstaff. Mr. Blickenstaff has served on our board of directors since March 2002. Mr. Blickenstaff is a founder of Biosite, a publicly traded company that manufactures medical diagnostic products, and has served as its Chief Executive Officer and a member of its board of directors since April 1988.

Mr. Blickenstaff served as Biosite’s President from April 1988 to October 2004. Mr. Blickenstaff also serves on the board of directors of Dexcom, a publicly-traded medical device company, and is on the board of directors of a privately-held medical device company. Prior to June 2002, Mr. Blickenstaff held various positions in finance, operations, research management, sales management, strategic planning, and marketing with Baxter, National Health Laboratories and Hybritech. Mr. Blickenstaff earned his B.A. in Political Science at Loyola University, Chicago and his M.B.A. at the Graduate School of Business, Loyola University, Chicago.

Frederick J. Dotzler. Mr. Dotzler has served on our board of directors since March 2003 and previously served on our board of directors from March 1998 to March 2002. Mr. Dotzler has been a Managing Director of De Novo Ventures, a venture capital firm he co-founded, since March 2000 and a General Partner of Medicus Venture Partners, a venture capital firm, since February 1989. Prior to February 1989, Mr. Dotzler was a General Partner of Crosspoint Venture Partners, a venture capital firm. Mr. Dotzler previously held management positions in marketing, sales, manufacturing and acquisitions with IBM, Millipore, Searle, and Merrimack Laboratories. Mr. Dotzler serves on the board of directors of several privately-held companies. Mr. Dotzler earned his B.S.I.E. in Industrial Engineering at Iowa State University, his M.B.A. at the University of Chicago and an advanced degree in Economics at the University of Louvain, Belgium.

John L. Erb. Mr. Erb has served on our board of directors since December 2001. Since January 2007, Mr. Erb has served as the Executive Chairman of the board of directors of CHF Solutions, a manufacturer of products for the treatment of congestive heart failure, and from November 2001 to January 2007, he served as its Chief Executive Officer. From March 1997 through November 2001, Mr. Erb was President and Chief Executive Officer of IntraTherapeutics, a manufacturer of peripheral stents, which was acquired by Sulzer Medica in February 2001. Mr. Erb serves on the board of directors of two publicly-traded companies, CryoCath Technologies, a developer of products for the treatment of cardiovascular disease, and Vascular Solutions, a developer of devices for the treatment of peripheral vascular disease, and serves on the board of directors of several privately-held companies. Mr. Erb earned his B.A. in Business Administration at California State University, Fullerton.

Wende S. Hutton. Ms. Hutton has served on our board of directors since July 1998. Since March 2004, Ms. Hutton has been a Venture Partner at Canaan Partners, a venture capital firm. From June 2001 to January 2004, Ms. Hutton was a General Partner of Spring Ridge Ventures, a venture capital firm. From January 1993 to June 2001, Ms. Hutton served as a General Partner at Mayfield Fund, a venture capital firm. Prior to January 1993, Ms. Hutton held management positions at Nellcor, a medical device company, and GenPharm International, a pharmaceutical company, in business development and marketing. Ms. Hutton serves on the board of directors of Northstar Neuroscience, a publicly-traded medical device company, and also serves on the board of directors for several privately-held companies. Ms. Hutton earned her A.B. in Human Biology from Stanford University and her M.B.A. from Harvard Business School.

Jesse I. Treu, Ph.D. Dr. Treu has served on our board of directors since October 1999. Since January 1986, Dr. Treu has been a General Partner and Managing Member of Domain Associates, a venture capital firm. Prior to January 1986, Dr. Treu held a number of management and corporate staff positions in the medical industry, including positions at General Electric and Technicon Instruments. Dr. Treu serves on the board of directors of two publicly-traded companies, Somaxon Pharmaceuticals, a pharmaceutical company, and Northstar Neuroscience, as well as on the board of directors of several privately-held companies. Dr. Treu earned his B.S. in Physics from Rensselaer Polytechnic Institute and his M.A. and Ph.D. in Physics at Princeton University.

Gregory D. Waller. Mr. Waller has served on our board of directors since May 2006. Since March 2006, Mr. Waller has been the Chief Financial Officer at Universal Building Products, a manufacturer of concrete construction accessories. From August 1993 to May 2005, Mr. Waller held various positions, including Chief Financial Officer, Vice President, Finance and Treasurer, at Sybron Dental Specialties, a publicly-traded company that manufactures dental products. From July 1989 to August 1993, Mr. Waller was the Vice President, European Operations at Kerr and from December 1980 to July 1989, was the Vice President and Controller at

Ormco, each a wholly-owned subsidiary of Sybron Dental Specialties. Mr. Waller serves on the board of directors of Clarient and Endologix, both publicly-traded life science companies, and on the board of directors of several privately-held companies. Mr. Waller earned both his B.A. in Political Science and his M.B.A. from California State University, Fullerton.

Kurt C. Wheeler. Mr. Wheeler has served on our board of directors since June 2001. Since February 2005, Mr. Wheeler has been a Managing Director of Clarus Ventures, a life sciences venture capital firm, and since February 2000, has been a General Partner of healthcare venture capital funds MPM BioVentures II and MPM BioVentures III. Mr. Wheeler serves on the board of directors of several privately-held medical device companies and biotechnology companies and on the board of directors of the following publicly-traded companies: CryoCor, a manufacturer of medical devices for the treatment of cardiac arrhythmias; HemoSense, a manufacturer of blood coagulation monitoring systems; and Somaxon Pharmaceuticals. Mr. Wheeler earned his B.A. in Economics at Brigham Young University and his M.B.A. at Northwestern University, where he currently serves on the Kellogg Alumni Advisory Board.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships between our directors and executive officers.

Board Composition

We are managed under the direction of our board of directors. Our authorized number of directors is nine. We are actively searching for qualified candidates to add to our board of directors or to replace members that may resign from time to time. Upon completion of this offering, our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Dr. Treu has been designated as a Class I director, whose term will expire at the 2008 annual meeting of stockholders. Messrs. Dotzler, Erb and Wheeler have been designated as Class II directors, whose terms will expire at the 2009 annual meeting of stockholders. Messrs. Blickenstaff, Malchow and Waller have been designated as Class III directors, whose terms will expire at the 2010 annual meeting of stockholders. This classification of the board of directors may delay or prevent a change in control of our company or our management. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Bylaws.”

Board Committees

Our board of directors has an audit committee and a compensation committee.

Audit Committee

Our audit committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The audit committee recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our independent auditors, including the results and scope of their audit. The audit committee is chaired by Mr. Waller and also includes Messrs. Erb and Blickenstaff, each of whom is independent within the meaning of applicable SEC and NASDAQ rules. We believe that upon the closing of this offering, the composition and functioning of our audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, The NASDAQ Global Market and SEC rules and regulations. We intend to comply with additional requirements to the extent they become applicable to us in the future.

Compensation Committee

Our compensation committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The compensation committee reviews and recommends to our board of directors the compensation and benefits for all of our executive officers, administers our stock plans, and establishes and reviews general policies relating to compensation and benefits for our employees. The compensation committee is chaired by Dr. Treu and also includes Messrs. Dotzler and Wheeler, each of whom is independent within the meaning of applicable SEC and NASDAQ rules. Additionally, the compensation committee may delegate its authority to subcommittees and to a non-officer stock option committee comprised of at least one member of our board of directors, who may be our Chief Executive Officer. We believe that upon the closing of this offering, the composition and functioning of our compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, The NASDAQ Global Market and SEC rules and regulations. We intend to comply with additional requirements to the extent they become applicable to us in the future.

Code of Business and Ethical Conduct

We have a written Code of Business and Ethical Conduct for our directors, officers and employees prior to the completion of this offering. The Code sets forth specific ethical policies and principles that will apply to our directors, officers and employees designed to prevent wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that a registrant files with, or submits to, the SEC and in other public communications made by the registrant;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and

•	accountability for adherence to the Code.

Copies of our Code of Business and Ethical Conduct will be posted on our internet website at www.SenoRx.com. This URL is an inactive textual reference only and as such, the information contained on our website is not a part of this prospectus. We also intend to disclose, on our internet website and through appropriate SEC filings, any amendments to the Code and any waivers of its requirements that may be granted by our board of directors to any director or executive officer.

Board of Directors and Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

COMPENSATION DISCUSSION AND ANALYSIS

One goal of our compensation programs is to help us attract and retain talented, qualified employees. Executive compensation is comprised of a cash-based salary component, adjusted annually after review by our compensation committee on the individual performance of the executive, annual cash incentive bonus payments upon achievement of personal or corporate objectives and an equity component providing long-term compensation based on company performance. The long-term component of executive compensation is designed to align management’s incentives with the generation of long-term stockholder value. Another goal of our compensation programs is to be competitive with other companies in our industry.

During 2006, our compensation committee relied on commissioned third-party industry compensation surveys and their experience with and knowledge of other companies to make recommendations to the non-employee members of our board of directors, which we refer to as our outside directors, on cash and equity compensation for our executive officers and, for each individual, their individual experience level related to their position with us. Our compensation committee utilized this data to set compensation for our executive officers at levels targeted at or around the average of the compensation amounts provided to executives at comparable companies. It also relied on management to make recommendations for it to review and consider in connection with determining compensation recommendations. In the future, we may retain a compensation consultant to help us evaluate our compensation philosophy and provide guidance to us in administering our compensation program. On at least an annual basis, we intend to benchmark compensation information that we obtain against the compensation we offer our executive officers to ensure that our compensation programs are competitive. We may also have a compensation consultant provide market data to our compensation committee for consideration in its analysis of annual cash and stock compensation. Our compensation committee intends to allocate total compensation between cash and equity based on benchmarking to the peer group, while considering the balance between short- and long-term incentives. Our compensation committee expects to continue to compensate our executive officers at levels targeted at or around the average of the compensation amounts provided to executives at comparable companies.

Compensation Components

Executive compensation consists of the following:

Base Salary

We determine our executive salaries based on job responsibilities and individual experience and also benchmark the amounts we pay against comparable market data for similar positions within our industry. Our compensation committee has reviewed the salaries of our executives annually and made recommendations to our outside directors regarding any increases in salaries based on individual performance during the prior calendar year and cost of living adjustments, as appropriate. Base salaries have been increased by an average of 6% for 2007.

Incentive Bonus Plans

Annual bonuses are paid to our executive officers on the basis of our achievement of pre-established targets. Our compensation committee has recommended the performance-based targets for these bonuses, which our outside directors then approved. For 2006, discretionary bonuses were paid based upon our outside directors’ determination that the targets were partially attained. The compensation committee recommended to our outside directors, and our outside directors have approved, an incentive bonus plan for fiscal 2007 pursuant to which the following executive officers are eligible to receive a cash bonus of up to the following amounts: Lloyd Malchow, President and Chief Executive Officer, 35% of base salary, and for all other named executive officers, 25% of base salary. The maximum bonuses described above assume the achievement of certain corporate performance results; underachievement or overachievement of the corporate performance goals may result in lower or higher bonus payments. Our compensation committee retains the discretion to modify the bonuses that are paid based on actual performance.

We have established a bonus program for our director level employees and also intend to establish one for our manager level and other key employees. Our compensation committee will continue to assess the need to implement additional non-equity incentive programs for other employees as a means of adding specific incentives towards achievement of specific departmental goals that could be key factors in our success.

Warrant Issuance

In October 2004, we issued a warrant, subject to vesting, to purchase 475,000 shares of our Series C preferred stock at an exercise price of $1.96 per share to Lloyd Malchow, our President, Chief Executive Officer and director, as part of his compensation package. As of December 31, 2006, all shares underlying this warrant were vested. As a result of our reverse stock split and upon closing of this offering, this warrant will be converted into a warrant to purchase 135,714 shares of our common stock at $6.86 per share. Upon the exercise of this warrant, the compensation value of this warrant to Mr. Malchow, assuming an offering price of $9.50 per share, the midpoint of the range on the front cover of this prospectus, will be $358,285. This warrant was granted in lieu of options to purchase common stock and was based on an assessment of Mr. Malchow’s overall compensation structure, his preferred stock ownership level prior to such issuance, the intent of our board of directors to align Mr. Malchow’s long-term incentives with those of the other stockholders and, as a result of the vesting feature, was also designed to function as a retention tool.

Stock Options

We believe that equity ownership in our company is important to provide our executive officers with long-term incentives to build value for our stockholders. Stock options for our executives are granted by our board of directors at regularly scheduled meetings and the exercise price of our options is the fair market value of our stock based upon the good faith determination of our board of directors. In the future, we expect the exercise price of our options to be set at the closing price of our common stock on the date of grant. Each executive officer is initially provided with an option grant when they join our company based upon their position with us and their relevant prior experience. These initial grants generally vest over four years and no shares vest before the one-year anniversary of the option grant. We generally spread the vesting of our options over four years to compensate executives for their contribution over a period of time.

In addition to the initial option grants, our compensation committee may grant additional options to retain our executives and combine the achievement of corporate goals and strong individual performance. Options are granted based on a combination of individual contributions to our company and on general corporate achievements, including meeting product development milestones, sales forecasts and attaining annual corporate goals and objectives. Additional option grants are not communicated to executives in advance and vest monthly over a period of four years. For example, if we were to hire a new vice president of business development, we would provide such executive with an initial option grant for a number of shares that represents a percentage stock ownership level in our company that is consistent with information we receive from third-party compensation surveys and targeted at or around the average of the levels found at such comparable companies. On an annual basis, our compensation committee would assess the appropriate individual and corporate goals for this executive and provide additional option grants based upon the achievement by the executive of both individual and corporate goals. We expect that we will continue to provide new employees with initial option grants in the future to provide long-term compensation incentives and will continue to rely on performance-based and retention grants to provide additional incentives for current employees. Additionally, in the future, our compensation committee or board of directors may consider awarding additional or alternative forms of equity incentives, such as grants of restricted stock, restricted stock units and other performance-based awards.

The specific provisions of our option plans are as provided for below.

1998 Stock Plan

Our 1998 Stock Plan was adopted by our board of directors and approved by our stockholders in April 1998. Our 1998 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. The 1998 Stock Plan also allows for awards of stock purchase rights. We will not grant any additional awards under our 1998 Stock Plan following this offering. Instead, we will grant options under our 2006 Equity Incentive Plan.

As of December 31, 2006, we have reserved a total of 1,778,571 shares of our common stock for issuance pursuant to the 1998 Stock Plan, options to purchase 600,168 shares of common stock were outstanding and 247 shares were available for future grant under this plan. In February 2007, the number of shares of our common stock reserved for issuance pursuant to the 1998 Stock Plan was increased by 214,285 shares to a new total of 1,992,856 shares and we granted options to purchase a total of 212,981 shares of our common stock.

Our board of directors or a committee appointed by our board may administer our 1998 Stock Plan. Our compensation committee will be responsible for administering all of our equity compensation plans upon the completion of this offering, including outstanding awards under our 1998 Stock Plan. Under our 1998 Stock Plan, the administrator has the power to determine the terms of the awards, including the service providers who will receive awards, the exercise price, the number of shares subject to each such award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

With respect to all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. With respect to all nonstatutory stock options, the exercise price must at least be equal to 85% of the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years, except that with respect to any participant who owns 10% of the combined voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines all of the other terms of the options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time as specified in the stock option agreement subject to the following limitations:

•

If the participant is terminated for any reason other than death, disability, or for cause, then the participant may exercise options vested as of the termination date within 90 days of the termination date (or within a shorter period not to be less than 30 days or a longer period not to exceed 5 years after the termination date as determined by the administrator), but in no event later than the expiration date of the options; and

•

If the participant is terminated because of death or disability or dies within 3 months after a termination other than for cause, then the participant (or the participant’s beneficiary or estate) may exercise options vested as of the termination date within 12 months of the termination date (or within a shorter period not to be less than 6 months or within a longer period not to exceed 5 years after the termination date as may be determined by the administrator), but in no event later than the expiration date of the options.

Unless the administrator provides otherwise, our 1998 Stock Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Our 1998 Stock Plan provides that in the event of our change in control, as defined in the 1998 Stock Plan, the successor corporation or its parent or subsidiary may assume, substitute, or replace an equivalent award for each outstanding award. If there is no assumption, substitution, or replacement of outstanding awards, the awards will be, unless otherwise provided in any applicable option document, fully vested and exercisable, and if not exercised prior to the consummation of the transaction, shall terminate.

Our 1998 Stock Plan will automatically terminate in 2008, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 1998 Stock Plan provided such action does not impair the rights of any participant. The 1998 Stock Plan will be terminated as of the effective date of this offering.

2006 Equity Incentive Plan

Our 2006 Equity Incentive Plan was adopted by our board of directors in May 2006 and approved by our stockholders in June 2006. Our 2006 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

We have reserved a total of 2,414,285 shares of our common stock for issuance pursuant to the 2006 Equity Incentive Plan, which equals (a) a new number of shares reserved for issuance, plus (b) any shares which have been reserved but not issued under our 1998 Stock Plan as of the effective date of this offering. In addition, the shares reserved under our 2006 Equity Incentive Plan will include any shares returned to our 1998 Stock Plan on or after the effective date of this offering as a result of termination of options or the repurchase of shares issued under the 1998 Stock Plan. In addition, our 2006 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2007 fiscal year, equal to the lesser of:

•	3.5% of the outstanding shares of our common stock on the first day of the fiscal year;

•	630,000 shares; or

•	such other amount as our board of directors may determine.

Our compensation committee will be responsible for administering all of our equity compensation plans, including our 2006 Equity Incentive Plan. In the case of options intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, the committee will consist of two or more outside directors within the meaning of Section 162(m) of the Internal Revenue Code. The administrator has the power to determine the terms of awards under our 2006 Equity Incentive Plan, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a lower exercise price, or outstanding awards may be transferred to a third party.

The exercise price of options granted under our 2006 Equity Incentive Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the combined voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines all of the other terms of the options.

After termination of an employee, director or consultant, he or she may exercise any outstanding vested options held by him or her within the period of time stated in the applicable option agreement. Generally, if termination is due to death or disability, the option will remain exercisable by the participant (or in the event of termination due to the participant’s death, his or her beneficiary or estate) for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2006 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. Stock appreciation rights expire in accordance with the same rules that apply to stock options.

Restricted stock may be granted under our 2006 Equity Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units may be granted under our 2006 Equity Incentive Plan. Restricted stock units are awards of restricted stock, performance shares or performance units that are paid out in installments or on a deferred basis. The administrator determines the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment.

Performance units and performance shares may be granted under our 2006 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Our 2006 Equity Incentive Plan also provides for the automatic grant of non-statutory options to our outside directors. Each person who is an outside director on the closing date of this offering or is an outside director appointed to the board after the completion of this offering, except for those directors who become outside directors by ceasing to be employee directors, will receive an initial option to purchase 20,000 shares upon such appointment. This option will vest as to 1/36 of the shares subject to the option each month following the date of grant, subject to the director’s continued service on each relevant vesting date. In addition, beginning in 2007, outside directors who have been directors for at least six months will receive a subsequent option to purchase 6,750 shares on June 1 for 2007 and on the date of each annual meeting of our stockholders for each year thereafter. This option will become exercisable as to 1/36 of the shares each month following the date of grant, subject to the director’s continued service on each relevant vesting date. All options granted under the automatic grant provisions have a term of ten years and an exercise price equal to the fair market value on the date of grant.

Unless the administrator provides otherwise, our 2006 Equity Incentive Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our 2006 Equity Incentive Plan provides that in the event of our change in control, as defined in the 2006 Equity Incentive Plan, the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions shall lapse and all outstanding options and stock appreciation rights will become fully exercisable. Any participant who holds outstanding options or stock appreciation rights will have the right to exercise such awards within a period of time determined by the administrator, after which all such options or stock appreciation rights will terminate. In addition, for awards granted to a non-employee director, in the event such awards are assumed or substituted for in connection with a change in control and the director’s service is subsequently terminated, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse, and with respect to performance shares and units all performance goals or other vesting requirements will be deemed achieved and all other terms and conditions will be deemed to have been met.

Our 2006 Equity Incentive Plan will automatically terminate in 2016, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2006 Equity Incentive Plan provided such action does not impair the rights of any participant.

Section 162(m) of the Code

Under Section 162(m) of the Internal Revenue Code, a public company generally may not deduct compensation in excess of $1 million paid to its chief executive officer and the four next most highly compensated executive officers. Due to the prior approval of our stock plans by our stockholders, until the annual meeting of our stockholders in 2010, or until a plan is materially amended, if earlier, we expect that the awards granted under the plans will be exempt from the deduction limits of Section 162(m) if issued in compliance with certain rules thereunder.

Tax Consequences

The following summary is intended as a general guide to the United States federal income tax consequences relating to the issuance and exercise of stock options granted under our 1998 Stock Plan and our 2006 Equity Incentive Plan. This summary does not attempt to describe all possible federal or other tax consequences of such grants or tax consequences based on particular circumstances.

Incentive Stock Options. Optionees recognize no taxable income for regular income tax purposes as the result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Internal Revenue Code (unless the optionee is subject to the alternative minimum tax). Optionees who neither dispose of their shares acquired upon the exercise of an incentive stock option, or ISO shares, within two years after the stock option grant date nor within one year after the exercise date normally will recognize a long-term capital gain or loss equal to the difference, if any, between the sale price and the amount paid for the ISO shares. If an optionee disposes of the ISO shares within two years after the stock option grant date or within one year after the exercise date (each a “disqualifying disposition”), the optionee will realize ordinary income at the time of the disposition in an amount equal to the excess, if any, of the fair market value of the ISO shares at the time of exercise (or, if less, the amount realized on such disqualifying disposition) over the exercise price of the ISO shares being purchased. Any additional gain will be capital gain, taxed at a rate that depends upon the amount of time the ISO shares were held by the optionee. A capital gain will be long-term if the optionee’s holding period is more than 12 months. We will be entitled to a deduction in connection with the disposition of the ISO shares only to the extent that the optionee recognizes ordinary income on a disqualifying disposition of the ISO shares.

Nonstatutory Stock Options. Optionees generally recognize no taxable income as the result of the grant of a nonstatutory stock option. Upon the exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income equal to the difference between the stock option exercise price and the fair market value of the shares on the exercise date. If the optionee is an employee of ours, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any subsequent gain or loss, generally based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss. A capital gain or loss will be long-term if the optionee’s holding period is more than 12 months. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of a nonstatutory stock option, except to the extent such deduction is limited by applicable provisions of the Internal Revenue Code.

401(k) Plan

We maintain a retirement plan, the 401(k) Plan, which is intended to be a tax-qualified retirement plan. The 401(k) Plan covers substantially all of our employees. Currently, employees may elect to defer up to 100% of their compensation, or the statutorily prescribed limit, if less, to the 401(k) Plan. We do not match employee contributions. The 401(k) Plan has a discretionary profit-sharing component, which to date we have not implemented, whereby we can make a contribution in an amount to be determined annually by our board of directors. An employee’s interests in his or her deferrals are 100% vested when contributed. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As such, contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan, and all contributions are deductible by us when made.

Executive Time Off

All of our full-time employees, including our executive officers, receive up to three weeks of vacation each year, based upon length of service, accruing up to a maximum of three weeks at any time. Upon termination, all employees are paid their accrued benefit that existed as of the date of such termination. Additionally, employees receive four floating holidays and five sick days each year that expire if unused as of the date of termination or the end of a calendar year.

2006 Summary Compensation Table

The following table sets forth summary compensation information for the year ended December 31, 2006 for our chief executive officer, chief financial officer and each of our other three most highly compensated executive officers as of the end of the last fiscal year. We refer to these persons as our named executive officers elsewhere in this prospectus. Except as provided below, none of our named executive officers received any other compensation required to be disclosed by law or in excess of $10,000 annually.

Name and Principal Position	Salary		Bonus	Option Awards(1)		Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Lloyd H. Malchow President, Chief Executive Officer and Director	$297,672		$45,000	$72,060	(2)	—	—	$414,732
Kevin J. Cousins Vice President, Finance and Chief Financial Officer	189,526		28,000	58,930		—	—	276,456
Eben S. Gordon Vice President, Regulatory Affairs and Quality Assurance	131,590	(3)	20,000	141,576		—	—	293,166
Paul Lubock Chief Technical Officer	213,005		24,000	63,966		—	—	300,971
William F. Gearhart Vice President, Sales and Marketing	218,640		20,000	68,920		—	—	307,560

(1)	For 2006, the amount of option awards represents the portion of the grant date fair value of the option awards that we expensed in 2006 using the modified prospective transition method under SFAS 123(R). Pursuant to SEC rules, we do not include an estimate of forfeitures related to services-based vesting as one of the assumptions in calculating fair value. Under the SFAS 123(R) modified prospective transition method, we would not have recorded any amounts for prior years with respect to these awards. We use the unmodified prospective transition method under SFAS 123(R) in our audited financial statements. See notes 1 and 8 to our audited financial statements included elsewhere in this prospectus for a discussion of the assumptions we use in the above fair value calculations.
(2)	$45,873 of this amount relates to options to purchase common stock and $26,187 of this amount relates to a warrant issued to Mr. Malchow in October 2004. See “—Compensation Components—Warrant Issuance.”
(3)	Eben S. Gordon joined us in March 2006 at an annual salary of $160,000.

Grants of Plan-Based Awards in 2006

The following table lists grants of plan-based awards made to our named executive officers in 2006 and related total fair value compensation for 2006.

	Grant Date	Estimated Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards(1)
Name		Threshold	Target	Maximum
Lloyd H. Malchow	2/17/06	—	—	$148,837	—	—	—
Kevin J. Cousins	2/17/06	—	—	94,764	4,285	$3.71	$25,346
	5/9/06	—	—	—	5,714	7.95	45,598
Eben S. Gordon	2/17/06	—	—	80,000	42,857	3.71	253,499
Paul Lubock	2/17/06	—	—	106,502	10,000	3.71	59,150
William F. Gearhart	2/17/06	—	—	109,324	10,000	3.71	59,150

(1)	Amounts represent the total fair value of stock options granted in 2006 under SFAS 123(R) as discussed in Note 8 to our financial statements included elsewhere in this prospectus.

Equity Incentive Awards Outstanding as of December 31, 2006

The following table lists the outstanding equity incentive awards held by our named executive officers as of December 31, 2006.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Unearned Options(3)		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested(6)	Market Value of Shares or Units of Stock that Have Not Vested
Lloyd H. Malchow	135,714	(1)	—		$6.86	10/31/11	—	—
Kevin J. Cousins	8,132	(2)(3)	9,010		1.75	2/16/15	—	—
	943	(2)(3)	3,342		3.71	2/17/16	—	—
	936	(2)(3)	4,778		7.95	5/9/06	—	—
Eben S. Gordon	—		28,572	(4)	3.71	2/17/16	14,285	$157,492
Paul Lubock	2,201	(2)(3)	7,799	(5)	3.71	2/17/06	7,441	82,039
William F. Gearhart	2,571	(2)(3)	—		0.875	1/16/11	—	—
	31,428	(2)(3)	—		0.875	12/9/09	—	—
	35,714	(2)(3)	—		0.875	8/23/11	—	—
	12,196	(2)(3)	13,518		1.75	2/16/15	—	—
	2,201	(2)(3)	7,799		3.71	2/17/16	—	—

(1)	Exercisable pursuant to the warrant issued Mr. Malchow in October 2004. See “—Compensation Components—Warrant Issuance.”
(2)	All options to purchase common stock held by our named executive officers may be early exercised.
(3)	1/48 of the shares shall vest each month.
(4)	42,857 shares of common stock subject to granted options, of which 14,285 shares have been issued pursuant to exercises.
(5)	17,441 shares of common stock subject to granted options, of which 7,441 shares have been issued pursuant to exercises.
(6)	The shares listed in this column were issued pursuant to exercise of early-exercise stock options to purchase shares of our common stock. These shares are subject to a right of repurchase held by us that lapses over time.

Option Exercise and Stock Vested in 2006

The following table lists the options exercised and stock vested by our named executive officers in 2006.

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized Upon Vesting
Lloyd H. Malchow	—	—	—	—
Kevin J. Cousins	—	—	2,447	$9,287
Eben S. Gordon	14,285	$60,497	—	—
Paul Lubock	—	—	6,558	40,927
William F. Gearhart	—	—	—	—

Employment Agreements

Employment with us is at will. We have entered into an employment agreement with Lloyd Malchow, our President and Chief Executive Officer. This agreement provides, among other things, that in the event of a change of control, Mr. Malchow will receive accelerated vesting of all then-unvested shares subject to outstanding stock options. See “—Change in Control Benefits.”

We do not have employment agreements with any of our other executive officers.

Employee Stock Purchase Plan

Concurrently with this offering, we intend to establish the Employee Stock Purchase Plan. Our Employee Stock Purchase Plan was adopted by our board of directors in May 2006 and approved by our stockholders in June 2006. A total of 550,000 shares of our common stock will be made available for sale.

Upon the completion of this offering, our compensation committee will be responsible for administering all of our equity compensation plans, including the Employee Stock Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the Employee Stock Purchase Plan and to determine eligibility to participate in the Employee Stock Purchase Plan.

All of our employees will be eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock if:

•	such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

•

such employee’s rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds the equivalent of $25,000 in our stock for each calendar year in which such rights are outstanding.

Our Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code, and provides for consecutive, non-overlapping, six-month offering periods. The offering periods generally start on the first trading day on or after April 1 and October 1 of each year, except for the first such offering period, which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after September 30, 2007.

Our Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation, which includes a participant’s straight-time gross earnings, commissions, overtime and shift premiums but does not include incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 1,000 shares of common stock during a 6-month offering period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each 6-month offering period. The purchase price is the lower of 85% of the fair market value of our common stock as of the exercise date and the first day of the offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions (to the extent not already used to purchase shares) to the date of such termination. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the Employee Stock Purchase Plan.

In the event of our change of control, as defined under the Employee Stock Purchase Plan, a successor corporation may either assume or substitute an equivalent right for each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, a new exercise date will be set, which shall be prior to the change of control, and participants’ purchase rights will automatically be exercised on the new exercise date.

Our Employee Stock Purchase Plan will automatically terminate in 2016, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our Employee Stock Purchase Plan, except that, subject to certain exceptions described in the Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our Employee Stock Purchase Plan without the consent of the employees so affected.

Nonqualified Deferred Compensation

None of our named executive officers participate in non-qualified defined contribution plans or, except for our 401(k) Plan, other deferred compensation plans maintained by us. Our compensation committee, which is comprised solely of “outside directors” as defined for purposes of Section 162(m) of the Code, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

Change in Control Benefits

The following summaries set forth potential payments payable to our executive officers upon a change in control of us under their current option or employment agreement with us. The compensation committee of our board of directors, at its discretion, may amend or add benefits to these arrangements as it deems advisable.

We have entered into an employment agreement with our Chief Executive Officer, Lloyd H. Malchow, which provides for a change of control benefit. At this time, Mr. Malchow has no unvested options that would be subject to such benefits. Additionally, each of the option agreements we have entered into with Paul Lubock, our Chief Technology Officer, provides for a change of control benefit.

Upon a change of control, with or without any termination, each of the above-listed individuals will immediately vest in 100% of the unvested shares underlying options then held by him and our right to repurchase 100% of shares previously purchased by him that are subject to vesting, will lapse. These stock acceleration benefits are designed to align management’s incentives with obtaining value for our stockholders.

For the purpose of such change of control benefits, “change of control” means: upon our merger or consolidation with or into another corporation, entity or person, or the sale of more than 50% of our voting securities in one or a series of related transactions to another corporation, person or entity, or a sale of all or substantially all of our assets to another corporation, entity or person; provided that our stockholders, determined immediately before such transaction, own less than 50% of the voting securities of the surviving or acquiring corporation, entity or person (or parent thereof) immediately after such transaction.

Based on a share price of $11.03 per share as of December 31, 2006, and the number of options and shares held by each of the above-named individuals that were unvested as of December 31, 2006, we estimate the market value of acceleration of these options and shares held by each executive officer to be as follows:

Name	Market Value of Accelerated Options and Shares
Lloyd H. Malchow	—
Paul Lubock	$168,021

Each of our 1998 Stock Plan, 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan also contains change of control provisions as described above. See “—Compensation Components—Stock Options.”

2007 Compensation

Salaries for 2007 have been established, increasing by approximately 6% on average. Milestones for the incentive bonus plan payments for 2007 for our executive officers have been determined by our compensation committee and approved by our board of directors. Options to purchase an aggregate of 142,854 shares of our common stock with an exercise price of $12.00 per share, which was determined to be the fair market value of our common stock on the date of grant, were issued to our named executive officers in February 2007. Our compensation committee recommended for approval, and our board of directors approved, these option grants as part of the ongoing long-term incentive component of our compensation program for our named executive officers. See “—Compensation Components—Incentive Bonus Plans.”

2006 Director Compensation

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2006.

Name	Fees Earned or Paid in Cash	Option Awards(1)	Non-Equity Incentive Plan Compensation		Total
Fred H. Burbank	—	—	—		—
Kim D. Blickenstaff	—	$22,817	—		$22,817
Fredrick J. Dotzler	—	—	—		—
John L. Erb	—	22,817	—		22,817
Wende S. Hutton	—	—	$75,000	(2)	75,000
Jess I. Treu	—	—	—		—
Gregory D. Waller	—	91,267	—		91,267
Kurt C. Wheeler	—	—	—		—

(1)	Amounts represent the fair value of stock options granted in 2006 under SFAS 123(R) as discussed in Note 8, “Stock Option Plans,” to our financial statements included elsewhere in this prospectus.
(2)	Our board of directors has approved paying Wendy Hutton $75,000 for past services, with such payment to be made upon the closing of this offering.

Director Compensation

We refer to each of our non-employee directors as an outside director. Effective upon the closing of this offering, each outside director will receive, for his or her service on the board, $3,750 per meeting attended in person, or $1,500 per meeting attended telephonically. Each outside director who serves on our audit committee or compensation committee will also receive, for his or her service on such committee, $1,000 per meeting attended in person, or $500 per meeting attended telephonically. In addition, the chairpersons of our audit committee and compensation committee will each annually receive $8,500 and $4,250, respectively, which will be paid on a quarterly basis, in consideration for their services in these respective roles. Directors may be reimbursed for expenses incurred in connection with their attendance at board and committee meetings.

In addition, effective upon the closing of this offering, each person who is an outside director or who is elected or appointed for the first time to be an outside director will be granted an initial option, on the date of the closing of this offering or on the date of his or her election or appointment to the board, as the case may be, to purchase 20,000 shares of our common stock. The initial option grants become exercisable as to 1/36 of the shares each month following the date of grant, subject to the director’s continued service on each relevant vesting date. Beginning in 2007, outside directors who have been directors for at least six months will also receive a subsequent option to purchase 6,750 shares of our common stock on June 1 for 2007 and on the date of each annual meeting of our stockholders for each year thereafter, and such option will also become exercisable as to 1/36 of the shares each month following the date of grant, subject to the director’s continued service on each relevant vesting date. Options are granted with an exercise price equal to the fair market value of our common stock on the date of grant. See “—Compensation Components—Stock Options—2006 Equity Incentive Plan.”

Limitations on Liability and Indemnification

On completion of this offering, our amended and restated certificate of incorporation will contain provisions that eliminate the personal liability of directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law and provide that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was our director, executive officer, employee or agent or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, for expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

Sections 145 and 102(b)(7) of the Delaware General Corporation Law empower a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that these provisions do not eliminate or limit the personal liability of a director for monetary damages:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	arising under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

We plan to enter into agreements to indemnify our directors and officers in addition to the indemnification provided for in our amended and restated certificate of incorporation and bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware General Corporation Law would permit indemnification. On completion of this offering, we intend to have directors’ and officers’ liability insurance in place. We are not currently aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. Moreover, we are not currently aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions that have occurred this year or during each of our last three fiscal years to which we were a party or are a party in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Debt Financing

In May 2006, we sold convertible promissory notes with an aggregate principal amount of $8.0 million to one affiliated institutional investor and two unrelated institutional investors. De Novo Ventures, a holder of in excess of 5% of our capital stock, purchased $1.0 million of our May 2006 notes. Additionally, Frederick Dotzler, one of our directors, is a managing director of De Novo Management, L.L.C., the general partner of De Novo Ventures. Funds affiliated with AIG SunAmerica purchased $4.0 million of our May 2006 notes. MPM BioEquities Master Fund L.P., purchased $3.0 million of our May 2006 notes. AIG SunAmerica and MPM BioEquities are unaffiliated with us. We are also obligated to pay interest to the holders of our May 2006 notes upon the closing of this offering of $1.8 million in cash, divided in proportion to their respective investments, which amount is equal to 22.5% of the principal amount of the notes. The principal amount of our May 2006 notes will convert into shares of our common stock upon the closing of this offering at a 20% discount to the initial public offering price of $9.50, the midpoint of the range on the front cover of this prospectus.

Corporate Finance

From June 2001 to August 2005, in connection with our Series C preferred stock financing, we sold shares of our Series C preferred stock on 21 different closing dates, each at $1.96 per share, to certain private investors, some of whom are our directors, officers or 5% stockholders. The number of shares of our Series C preferred stock purchased by our directors, officers and 5% stockholders, and the number of shares of our common stock that these shares will convert into after conversion of all of our preferred stock into shares of our common stock is as follows:

	Series C Shares
Investor	Before Reverse Split and Conversion	After Reverse Split and Conversion
Holders of More than 5%
Funds affiliated with Entrepreneurs’ Fund	2,040,816	583,089
Protostar Equity Partners	1,741,100	497,456
Funds affiliated with MPM Capital(1)	7,848,344	2,242,379
Funds affiliated with Domain Associates(2)	2,634,768	752,789
Funds affiliated with Mayfield Fund	1,119,390	319,824
Funds affiliated with De Novo Ventures(3)	1,844,668	527,046

Named Executive Officers and Directors
Lloyd H. Malchow	126,020	36,005
Frederick J. Dotzler	127,550	36,442
Wende S. Hutton	102,040	29,154

(1)	Kurt Wheeler is an investment manager of MPM Asset Management II, L.L.C., the general partner of MPM Asset Management II, L.P., which is the general partner of the funds affiliated with MPM Capital that hold a portion of these shares. Mr. Wheeler also serves as an investment manager of MPM Asset Management Investors 2001, L.L.C., which holds the remainder of these shares.
(2)	Jesse Treu is a managing member of One Palmer Square Associates IV, L.L.C., the general partner of the funds affiliated with Domain Associates which hold these shares.
(3)	Frederick Dotzler is a managing director of De Novo Management, L.L.C., the general partner of the funds affiliated with De Novo Ventures which hold these shares.

For a description of the significant terms of our preferred stock, see “Description of Capital Stock—Preferred Stock” and “Description of Capital Stock—Registration Rights.”

Employment and Consulting Arrangements

We issued a warrant to purchase 475,000 shares of our Series C preferred stock at an exercise price of $1.96 per share to Lloyd Malchow, our President, Chief Executive Officer and director, as part of his compensation package. As a result of our reverse stock split and upon closing of this offering, this warrant will be converted into a warrant to purchase 135,714 shares of our common stock at $6.86 per share.

In 2003 and 2004, we paid Dr. Burbank, the Chairman of our board of directors, an aggregate of $114,996 and $67,083, respectively, for consulting services he provided to us pursuant to a consulting agreement which terminated in May 2004.

Indemnification Agreements of Officers and Directors

Effective upon the completion of this offering, we will have entered into an indemnification agreement with each of our directors and executive officers. These indemnification agreements and our amended and restated certificate of incorporation and bylaws will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. See “Management—Limitations on Liability and Indemnification.”

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to beneficial ownership of our common stock as of December 31, 2006 by:

•	each beneficial owner of 5% or more of the outstanding shares of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our named executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of December 31, 2006 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Beneficial ownership is based upon 9,480,572 shares of common stock outstanding as of December 31, 2006, after conversion of all of our preferred stock into shares of our common stock. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o SenoRx, Inc., 11 Columbia, Suite A, Aliso Viejo, California 92656.

	Beneficial Ownership			Percentage of Shares Outstanding
Name and Address of Beneficial Owner	Shares		Options and Warrants Exercisable Within 60 Days	Before the Offering	After the Offering(1)
Holders of More than 5% of our Common Stock
Funds affiliated with MPM Capital The John Hancock Tower 200 Clarendon Street, 54th Floor Boston, MA 02116	2,242,379	(2)	—	23.7%	14.0%

Funds affiliated with Domain Associates One Palmer Square Suite 515 Princeton, NJ 08542	1,369,448	(3)	—	14.4	8.5

Funds affiliated with Mayfield Fund 2800 Sand Hill Road Suite 250 Menlo Park, CA 94025	896,039	(4)	—	9.5	5.6

Funds affiliated with Entrepreneurs’ Fund 800 W. El Camino Real Suite 180 Mountain View, CA 94040	583,089	(5)	—	6.2	3.6

Medicus Venture Partners X 1550 El Camino Real Menlo Park, CA 94025	566,104	(6)	—	6.0	3.5

Funds affiliated with De Novo Ventures 1550 El Camino Real Menlo Park, CA 94025	527,046	(7)	—	5.6	4.1	(8)

Protostar Equity Partners 13-15 West 54th Street, 4th Floor New York, NY 10019	497,456	(9)	—	5.2	3.1

	Beneficial Ownership			Percentage of Shares Outstanding
Name and Address of Beneficial Owner	Shares		Options and Warrants Exercisable Within 60 Days	Before the Offering	After the Offering
Named Executive Officers and Directors
Lloyd H. Malchow	469,769		135,714	6.3	3.7
Kevin J. Cousins	45,999		27,141	*	*
Paul Lubock	257,141	(10)	10,000	2.8	1.7
William F. Gearhart	—		105,427	1.1	*
Eben S. Gordon	14,285	(11)	28,572	*	*
Fred H. Burbank, M.D.	688,570		—	7.3	4.3
Kim D. Blickenstaff	—		19,999	*	*
Frederick J. Dotzler	1,129,592	(6)(7)	—	11.9	7.9
John L. Erb	—		19,999	*	*
Wende S. Hutton	29,154		—	*	*
Jesse I. Treu, Ph.D.	1,369,448	(3)	—	14.4	8.5
Gregory D. Waller	—		11,428	*	*
Kurt C. Wheeler	2,242,379	(2)	—	23.7	14.0
All directors and named executive officers as a group (13 persons)	6,246,337		358,280	67.1	41.1

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock, after giving effect to the conversion of all of our preferred stock into shares of our common stock.
(1)	Based upon 16,033,200 shares of common stock outstanding after this offering, which includes 5,500,000 shares sold in this offering and 1,052,628 shares issuable upon the conversion of our May 2006 convertible promissory notes, assuming a 20% discount to the offering price of $9.50 per share, the midpoint of the range on the front cover of this prospectus.
(2)	Includes 1,511,814 shares held by MPM BioVentures II-QP, L.P., 532,340 shares held by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, 166,833 shares held by MPM BioVentures II, L.P. and 31,392 shares held by MPM Asset Management Investors 2001 L.L.C. MPM Asset Management II, L.L.C. is the general partner of MPM Asset Management II, L.P., the general partner of MPM BioVentures II-QP, L.P., MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG and MPM BioVentures II, L.P. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz and Kurt Wheeler are investment managers of MPM Asset Management II, L.L.C. and MPM Asset Management Investors 2001 L.L.C., and share voting and investment power with respect to shares held by MPM BioVentures II-QP, L.P., MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM BioVentures II, L.P. and MPM Asset Management Investors 2001 L.L.C. Each investment manager disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(3)	Includes 1,344,783 shares held by Domain Partners IV, L.P. and 24,665 shares held by DP IV Associates, L.P. One Palmer Square Associates IV, L.L.C. is the general partner of Domain Partners IV, L.P. and DP IV Associates, L.P. James Blair, Brian Dovey, Kathleen Schoemaker and Jesse Treu are managing members of One Palmer Square Associates IV, L.L.C. and share voting and investment power with respect to shares held by Domain Partners IV, L.P. and DP IV Associates, L.P. Each managing member disclaims beneficial ownership of these shares, except to the extent of his or her pecuniary interest therein.
(4)	Includes 851,239 shares held by Mayfield IX, a Delaware Limited Partnership and 44,800 shares held by Mayfield Associates Fund IV, a Delaware Limited Partnership. Mayfield IX Management L.L.C. is the general partner of Mayfield IX and Mayfield Associates Fund IV. A. Grant Heidrich, III, Michael J. Levinthal, William D. Unger, Wendell G. Van Auken, III, Kevin A. Fong, Yogen K.
Dalal	and F. Gibson Myers, Jr. are managing directors of Mayfield IX Management L.L.C. and share voting and investment power with respect to shares held by Mayfield IX and Mayfield Associates Fund IV. Each managing director disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(5)	Includes 408,163 shares held by The Entrepreneurs’ Growth Fund, L.P. and 174,926 shares held by The Entrepreneurs’ Fund II, L.P. C. Woodrow Rea, Jr. and Jeffrey T. Webber are the managing directors of BW Management II, L.L.C., the general partner of The Entrepreneurs’ Growth Fund, L.P. and The Entrepreneurs’ Fund II, L.P., and share voting and investment power with respect to shares held by The Entrepreneurs’ Growth Fund, L.P. and The Entrepreneurs’ Fund II, L.P. Each managing director disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(6)

Includes 566,104 shares held by Medicus Venture Partners X, a California Limited Partnership. Hillman/Chesapeake Limited Partnership and Medicus Management Partners are general partners of Medicus Venture Partners X and share voting and investment power with respect to the shares held by Medicus Venture Partners X. Wilmington Interstate Corporation is a general partner of Hillman/Chesapeake Limited Partnership and a wholly-owned subsidiary of The Hillman Company. A majority of the voting stock of The Hillman Company is owned by a revocable trust established for the benefit of members of the Hillman family, which can be revoked by the trust’s settlor, Henry L. Hillman. Frederick Dotzler and John Reher are general partners of Medicus Management Partners. These individuals disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein.

(7)	Includes 439,984 shares held by De Novo (Q) Ventures I, L.P. and 87,062 shares held by De Novo Ventures I, L.P. De Novo Management, L.L.C. is the general partner of De Novo (Q) Ventures I, L.P. and De Novo Ventures I, L.P. Frederick Dotzler, David Mauney, Richard Ferrari and Jay Watkins are managing directors of De Novo Management, L.L.C. and share voting and investment power with respect to shares held by De Novo (Q) Ventures I, L.P. and De Novo Ventures I, L.P. Each managing director disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(8)	Includes 21,735 and 109,843 shares issuable to De Novo Ventures I, L.P. and De Novo (Q) Ventures I, L.P., respectively, upon the conversion of the May 2006 convertible promissory notes.
(9)	Includes 497,456 shares held by Protostar Equity Partners, L.P. The general partner of Protostar Equity Partners, L.P. is Protostar Equity Advisors, L.L.C. Joseph Haviv is the managing member of Protostar Equity Advisors, L.L.C. and has sole voting and investment power with respect to shares held by Protostar Equity Partners, L.P. Mr. Haviv disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(10)	15,858 of these shares are subject to our right of repurchase as of December 31, 2006.
(11)	14,285 of these shares are subject to our right of repurchase as of December 31, 2006.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, our authorized stock, after giving effect to the conversion of all our outstanding preferred stock into common stock and the effectiveness of our amended and restated certificate of incorporation, will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. The following description summarizes the significant terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and bylaws, effective upon completion of this offering, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

As of December 31, 2006, there were 9,480,572 shares of common stock outstanding held of record by 123 stockholders, assuming automatic conversion of all 7,109,570 outstanding shares of our preferred stock into shares of our common stock immediately upon the closing of this offering. After giving effect to the conversion of the May 2006 convertible promissory notes and the sale of common stock offered in this offering, there will be 16,033,200 shares of common stock outstanding, or 16,858,200 shares if the underwriters exercise their over-allotment option. As of December 31, 2006, there were outstanding options to purchase a total of 600,168 shares of our common stock under our 1998 Stock Plan and a total of 10,285 shares of our common stock pursuant to stand-alone option agreements.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. Subject to preferences that may be granted to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available therefor. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Effective immediately upon closing of this offering, there will be no shares of preferred stock outstanding because all our outstanding shares of preferred stock will have been converted automatically, pursuant to the terms of the preferred stock, into an aggregate of 7,109,570 shares of common stock at such time. Upon the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action.

Warrants

As of December 31, 2006, there were outstanding warrants to purchase 1,617,169 shares of our Series C preferred stock at an exercise price of $1.96 per share. These warrants may be exercised at any time prior to their respective termination dates, which range from March 15, 2009 to December 8, 2013. A warrant to purchase 475,000 shares of our Series C preferred stock was issued to Lloyd Malchow, our President, Chief Executive Officer and director. The shares underlying the warrant were subject to vesting, however as of December 31, 2006, all such shares were fully vested. Assuming conversion of all of our preferred stock into common stock immediately upon the closing of this offering, these warrants to purchase shares of our Series C preferred stock will be exercisable for 462,046 shares of our common stock at $6.86 per share.

Registration Rights

After the closing of this offering, and for five years thereafter, the holders of approximately 7,109,570 shares of our common stock issuable upon conversion of our preferred stock, 462,046 shares of our common stock issued upon exercise of the outstanding warrants and shares of common stock issued upon a conversion of the Century Medical convertible subordinated note, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to certain “piggyback” registration rights allowing the holder to include their common stock in such registration, subject to certain marketing and other limitations. The holders of at least 30% of these securities have the right to require us, on not more than two occasions, to file a registration statement on Form S-1 under the Securities Act in order to register the resale of their shares of common stock. We may, in certain circumstances, defer such registrations and any underwriters will have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on a Registration Statement on Form S-3 once we are eligible to use Form S-3, subject to certain conditions and limitations. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities such holders may include. The holders of registration rights have waived their rights to include any of their shares in this offering prior to the completion of this offering.

Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation to be effective upon completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and bylaws to be effective upon completion of this offering will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders. Our amended and restated certificate of incorporation to be effective on the completion of this offering will require a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and bylaws relating to the absence of cumulative voting, the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders.

The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors, as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the General Corporation Law of the State of Delaware

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

NASDAQ Global Market Listing

Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “SENO.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. Its address is 350 Indiana Street, Suite 800, Golden, Colorado 80401, and its telephone number is (303) 262-0600.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and adversely affect our ability to raise additional capital in the capital markets at a time and price favorable to us.

Based on shares outstanding as of December 31, 2006, upon completion of this offering, assuming no exercise of outstanding options or warrants and the conversion of all our outstanding preferred stock and May 2006 convertible promissory notes, we will have 16,033,200 shares of common stock outstanding (16,858,200 shares if the underwriters’ over-allotment option is exercised in full). Of these shares, all of the shares of common stock sold in this offering, plus any shares sold as a result of the underwriter’s exercise of the over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act.

The remaining 9,480,572 shares of common stock held by existing stockholders are restricted securities under the Securities Act and are subject to lock-up agreements as described below. Following the expiration of the lock-up period, of this amount, all shares will be eligible for resale in compliance with Rule 144, Rule 144(k) or Rule 701 to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144, Rule 144(k) or Rule 701 under the Securities Act.

Registration Rights

After closing of this offering, and for five years thereafter, the holders of approximately 7,109,570 shares of our common stock issued upon conversion of our preferred stock, 462,046 shares of our common stock issuable upon exercise of the outstanding warrants, and shares of our common stock issued upon a conversion of the Century Medical convertible subordinated note will be entitled to certain rights with respect to the registration of their shares under the Securities Act. See “Description of Capital Stock—Registration Rights.” Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period and to the extent such shares have been released from any repurchase option that we may hold. We expect that holders of registration rights will waive their right to register their shares in this offering prior to the completion of this offering.

Lock-Up Agreements

Based on shares outstanding as of December 31, 2006, assuming conversion of all of our outstanding preferred stock into shares of our common stock upon completion of this offering, all of our officers and directors, and holders of 9,480,572 shares of our common stock, holders of 462,046 shares of our common stock issued upon exercise of the outstanding warrants and holders of shares of our common stock issued upon conversion of the Century Medical convertible subordinated note and the May 2006 convertible promissory notes will have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without our prior written consent or, in some cases, the prior written consent of Banc of America Securities LLC and Citigroup Global Markets Inc. After the 180-day lock-up period, these shares may be sold, subject to applicable securities laws. Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with the NASD Rule 2711(f)(4), if, under certain circumstances, we release earnings results or material news or make certain announcements that we will release earnings results, or a material event relating to us occurs, then the 180-day lock-up period will be extended up to 18 days following the date of release of the earnings results or the occurrence of the material news or material event, as applicable. See “Underwriting—Lock-up Agreements.”

Rule 144

Subject to the expiration of the lock-up period and any vesting provisions applicable to such restricted securities, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including persons who may be deemed our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the number of shares of common stock then outstanding; or

•

the average weekly trading volume of the common stock as reported through the NASDAQ Global Market during the four calendar weeks preceding the week of the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not and has not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Based on shares outstanding as of December 31, 2006, 1,072,896 shares of our common stock will qualify for resale under Rule 144(k) beginning on the date of this prospectus, subject to the lock-up agreements, and to the extent such shares have been released from any repurchase option that we may hold.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of December 31, 2006, 855,018 shares of our outstanding common stock qualified for resale under Rule 701 as a result of exercises of stock options which had not been repurchased by us pursuant to any lapsing right of repurchase associated with a certain portion of such shares. All of these shares, however, are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up period or upon obtaining our prior written consent to release all or any portion of the shares.

Stock Options

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our 1998 Stock Plan, the 2006 Equity Incentive Plan and the Employee Stock Purchase Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock option plans, see “Management—Employee Benefit Plans.”

Warrants

The 462,046 shares of our common stock issued upon exercise of outstanding warrants (after closing of this offering) will be eligible for sale in the public markets, subject to any Rule 144 limitations and lock-up agreements and vesting provisions applicable thereto.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and Citigroup Global Markets Inc. are the representatives of the underwriters. We will enter into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC
Citigroup Global Markets Inc.
Cowen and Company, LLC
Canaccord Adams Inc.

Total

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $             per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $             per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Over-Allotment Option. We have granted the underwriters an over-allotment option to buy up to              additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the closing of this offering. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

Discount and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares. We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $            .

	No Exercise	Full Exercise
Per Share	$	$

Total	$	$

Listing. Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “SENO.”

Stabilization. In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount, commissions or selling concession on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the counter market or otherwise.

Discretionary Accounts. The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered.

IPO Pricing. Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

•	other factors deemed relevant.

The estimated initial public offering price range that will be set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Lock-up Agreements. At the time of our offering, we, our directors and executive officers, each of our existing stockholders holding 1% or more of our securities and certain of our option holders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and Citigroup Global Markets Inc. for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. During this 180-day period, we have also agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or the filing of a prospectus with any Canadian securities regulatory authority without the prior written consent of Banc of America Securities LLC and Citigroup Global Markets Inc. In addition, for the purpose of allowing the underwriters to comply with the NASD Rule 2711(f)(4), if, under certain circumstances, we release earnings results or material news or make certain announcements that we will release earnings results, or a material event relating to us occurs, then the 180-day lock-up period will be extended up to 18 days following the date of release of the earnings results or the occurrence of the material news or material event, as applicable.

Indemnification. We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Online Offering. A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Conflicts/Affiliates. The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees.

Compliance with Non-U.S. Laws and Regulations. Each Underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers shares or has in its possession or distributes this prospectus or any other material relating to the shares.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant

Implementation Date) an offer of the shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France. No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the shares that has been approved by the Autorité des marchés financiers or by the competent authority of another state that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the shares has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any shares acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

United Kingdom. Each Manager acknowledges and agrees that:

•

it has not offered or sold and will not offer or sell the shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by us;

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Italy. The offering of the shares has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, has represented and agreed that the shares may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to the shares be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”) or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the shares or distribution of copies of this prospectus or any other document relating to the shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the shares in the offering is solely responsible for ensuring that any offer or resale of the shares it purchased in the offering occurs in compliance with applicable laws and regulations.

This prospectus and the information contained herein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws that are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, P.C. own an interest representing less than 1% of the shares our common stock. Cleary Gottlieb Steen & Hamilton LLP is counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act with the SEC with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement or the exhibits and schedules filed herewith. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (202) 551-8090 for further information on the operation of the public reference facilities.

SENORX, INC .

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

SenoRx, Inc.

We have audited the accompanying balance sheets of SenoRx, Inc. (the “Company”) as of December 31, 2006 and 2005, and the related statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of SenoRx, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Costa Mesa, California

February 20, 2007, except for Notes 1 and 7 relating to

the reverse stock split as to which

the date is March 8, 2007.

SENORX, INC.

BALANCE SHEETS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS

Current Assets:
Cash and cash equivalents	$7,412,986	$482,259
Accounts receivable, net of allowance for doubtful accounts of $120,000 and $90,000, respectively	4,241,307	2,919,021
Inventory	4,988,695	3,468,647
Prepaid expenses and deposits	220,659	201,598

Total current assets	16,863,647	7,071,525

Property and equipment, net	1,100,599	856,801

Other assets, net of accumulated depreciation of $539,602 and $307,135, respectively	2,017,079	234,786

TOTAL	$19,981,325	$8,163,112

See notes to financial statements.

SENORX, INC.

BALANCE SHEETS (Continued)

DECEMBER 31, 2006 AND 2005

	2006	Pro Forma Stockholders’ Equity (Deficit) at December 31, 2006	2005
		(unaudited)
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current Liabilities:
Accounts payable	$4,122,477		$2,052,406
Accrued expenses, including accrued employee compensation of $898,190 and $396,902, respectively	2,109,226		915,011
Deferred revenue—current	36,050		287,133
Current portion of long-term debt	3,209,621		1,509,380

Total current liabilities	9,477,374		4,763,930

Long-term debt—less current portion	10,596,147		1,870,680
Deferred revenue—less current portion	—		778,016
Other long-term liabilities	—		92,528
Warrant liability	1,529,250

Total long-term liabilities	12,125,397		2,741,224
Convertible promissory notes (at fair value)	11,960,000		—

Commitments and Contingencies (Note 10)

Stockholders’ Equity (Deficit):
Series A convertible preferred stock—$1.00 par value; 3,000,000 shares authorized, issued and outstanding (2006 and 2005) (aggregate liquidation value of $3,000,000)	3,000,000	—	3,000,000
Series B convertible preferred stock—$2.50 par value; 3,532,040 shares authorized; 3,523,040 issued and outstanding (2006 and 2005) (aggregate liquidation value of $8,807,600)	8,807,600	—	8,807,600
Series C convertible preferred stock—$1.96 par value; 24,500,000 shares authorized; 17,861,899 (2006) and 14,919,429 (2005) issued and outstanding (aggregate liquidation value of $35,009,323)	35,009,323	—	35,009,323
Common stock, $0.001 par value—45,000,000 shares authorized; 2,371,002 (2006) and 2,328,183 (2005) issued and outstanding actual, 9,480,572 shares issued and outstanding pro forma	2,371	9,481	2,328
Additional paid-in capital	5,262,394	52,072,207	4,567,737
Deferred compensation	(126,658)	(126,658)	(611,407)
Accumulated deficit	(65,536,476)	(65,536,476)	(50,117,623)

Total stockholders’ equity (deficit)	(13,581,446)	(13,581,446)	657,958

TOTAL	$19,981,325	$19,981,325	$8,163,112

See notes to financial statements.

SENORX, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
Net revenues	$25,508,758	$19,253,313	$13,751,245
Cost of goods sold	13,506,272	10,105,349	6,415,603

Gross profit	12,002,486	9,147,964	7,335,642
Operating expenses:
Research and development	5,322,557	4,902,695	4,789,746
Selling and marketing	15,040,566	10,147,955	7,507,269
General and administrative	2,050,450	2,116,287	1,708,616

Total operating expenses	22,413,573	17,166,937	14,005,631

Loss from operations	(10,411,087)	(8,018,973)	(6,669,989)
Interest expense	998,071	665,459	178,349
Loss on debt extinguishment	197,339	—	—
Change in fair value of convertible promissory notes	3,960,000	—	—
Other income—net	(147,644)	(71,765)	(30,540)

Loss before provision for income taxes	15,418,853	(8,612,667)	(6,817,798)
Provision for income taxes	—	10,500	6,092

Net loss	$(15,418,853)	$(8,623,167)	$(6,823,890)

Net loss per share	$(6.61)	$(4.19)	$(4.54)

Weighted average shares outstanding-basic and diluted	2,332,304	2,059,787	1,504,423

Pro forma net loss per share-basic and diluted (unaudited)	$(1.63)

Pro forma weighted average shares outstanding-basic and diluted (unaudited)	9,441,874

See notes to financial statements.

SENORX, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Compensation	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances—January 1, 2003	3,000,000	$3,000,000	3,523,040	$8,807,600	9,767,212	$19,143,736	1,432,111	$1,432	$393,366	$(6,716)	$(25,923,404)	$5,416,014

Deferred compensation associated with issuance of stock options									10,519	(10,519)
Net proceeds from exercise of common stock options							56,315	56	39,626			39,682
Amortization of deferred compensation										7,903		7,903
Issuance of warrants									43,842			43,842
Issuance of Series C convertible preferred stock					3,266,300	6,401,948						6,401,948
Net loss											(8,747,162)	(8,747,162)

Balances—December 31, 2003	3,000,000	3,000,000	3,523,040	8,807,600	13,033,512	25,545,684	1,488,426	1,488	487,353	(9,332)	(34,670,566)	3,162,227

Deferred compensation associated with issuance of stock options									1,151,404	(1,151,404)
Net proceeds from exercise of common stock options							564,987	565	482,790			483,355
Amortization of deferred compensation										434,514		434,514
Issuance of warrants									975,696	(294,500)		681,196
Issuance of Series C convertible preferred stock					1,885,917	3,696,397			287,950			3,984,347
Net loss											(6,823,890)	(6,823,890)

Balances—December 31, 2004	3,000,000	3,000,000	3,523,040	8,807,600	14,919,429	29,242,081	2,053,413	2,053	3,385,193	(1,020,722)	(41,494,456)	1,921,749

Deferred compensation associated with issuance of stock options									831,062	(831,062)
Net proceeds from exercise of common stock options							274,770	275	254,966			255,241
Amortization of deferred compensation										1,240,377		1,240,377
Issuance of warrants									15,904			15,904
Issuance of Series C convertible preferred stock					2,942,470	5,767,242			80,612			5,847,854
Net loss											(8,623,167)	(8,623,167)

Balances—December 31, 2005	3,000,000	$3,000,000	3,523,040	$8,807,600	17,861,899	$35,009,323	2,328,183	$2,328	$4,567,737	$(611,407)	$(50,117,623)	$657,958
Net proceeds from exercise of common stock options							42,819	43	103,820			103,863
Amortization of deferred compensation										484,749		484,749
Stock-based compensation									590,837			590,837
Net loss											(15,418,853)	(15,418,853)

Balances—December 31, 2006	3,000,000	$3,000,000	3,523,040	$8,807,600	17,861,899	$35,009,323	2,371,002	$2,371	$5,262,394	$(126,658)	$(65,536,476)	$(13,581,446)

See notes to financial statements.

SENORX, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
Cash Flows From Operating Activities:
Net loss	$(15,418,853)	$(8,623,167)	$(6,823,890)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,064,383	966,048	956,074
Amortization of deferred compensation	1,075,586	1,240,377	434,514
Equity instruments issued as compensation	—	80,612	366,977
Loss on fixed asset abandonment	5,652	—	2,592
Provision for doubtful accounts	46,540	37,402	19,000
Amortization of debt discounts	208,303	222,630	17,450
Loss on debt extinguishment	197,339	—	—
Accretion of back-end interest on long-term debt	62,605	92,528	—
Change in fair value of convertible promissory notes	3,960,000	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,368,826)	(728,056)	(875,111)
Inventory	(1,855,124)	(1,645,990)	(204,997)
Prepaid expenses and deposits	(19,061)	18,960	(25,210)
Other assets	(7,710)	(304,069)	(36,095)
Accounts payable	1,890,421	893,410	319,833
Accrued expenses	1,049,822	166,710	(368,185)
Deferred revenue	(76,084)	40,438	56,857

Net cash used in operating activities	(9,185,007)	(7,542,167)	(6,160,191)

Cash Flows From Investing Activities:
Acquisition of property and equipment	(887,517)	(568,378)	(716,105)

Net cash used in investing activities	(887,517)	(568,378)	(716,105)

Cash Flows From Financing Activities:
Net proceeds from issuance of common stock from stock option exercises	103,863	255,241	476,063
Proceeds from issuance of Series C convertible preferred stock	—	5,767,242	3,696,397
Proceeds from convertible promissory note	8,000,000	—	—
Proceeds from other borrowings	3,131,039	836,586	3,277,099
Proceeds from 2006 subordinated note payable	10,000,000	—	—
Repayment of other borrowings	(2,693,508)	(1,969,555)	(1,406,945)
Payment of deferred offering costs	(1,325,131)	—	—
Payment of debt issuance costs	(213,012)	—	—

Net cash provided by financing activities	17,003,251	4,889,514	6,042,614

Net decrease in cash and cash equivalents	6,930,727	(3,221,031)	(833,682)
Cash and cash equivalents—beginning of year	482,259	3,703,290	4,536,972

Cash and cash equivalents—end of year	$7,412,986	$482,259	$3,703,290

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$18,384	$10,500	$6,092

Cash paid for interest	$632,614	$297,144	$122,624

Property and equipment acquired included in accounts payable	$34,089	$12,327	$63,763

Issuance of preferred stock warrants recorded as debt discount	$1,529,250	$15,904	$602,170

Deferred compensation related to stock options	$—	$831,062	$1,151,404

Other assets transferred from inventory	$335,076	$478,944	$471,813

Capital leases	$14,626	$—	$—

Other assets included in accounts payable and accrued expenses	$304,580	$—	$—

Deferred revenue transferred to notes payable	$953,015	$—	$—

See notes to financial statements.

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

1.    GENERAL AND SIGNIFICANT ACCOUNTING POLICIES

Business—SenoRx, Inc. (the “Company”) is a medical device company focused on developing, manufacturing and selling minimally-invasive medical devices for the diagnosis of breast cancer. The Company is also developing breast cancer products for use in the treatment of breast cancer. The Company was incorporated on January 21, 1998 as BiopSolation Medical, Inc. and subsequently changed its name to SenoRx, Inc.

Basis of Presentation—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents—All highly liquid investments purchased with a maturity, at date of purchase, of three months or less are considered to be cash equivalents. Cash equivalents, in the accompanying financial statements, include money market funds and commercial paper.

Concentration of Credit Risks—The Company’s cash and cash equivalents at December 31, 2006 are invested in money market accounts that can be withdrawn without penalty at any time. The Company maintains cash balances in excess of federally insured limits in a reputable financial institution. As such, there is credit risk with respect to cash and cash equivalents.

The Company has one product and several component parts for other products which are obtained from sole and single-source suppliers. The Company has managed the risk associated with single-source suppliers by closely monitoring existing supply levels as compared to customer purchase orders. The Company is exposed to loss of revenue from the sale of these products if the supplier cannot fulfill demand. To date, the Company has experienced some supplier shortages, resulting in a loss or delay of revenue.

The Company’s customer base is diverse and consists of hospitals and physicians. No single customer represents greater than 10% of net revenues during the years ended December 31, 2006, 2005 or 2004. The Company is exposed to risks associated with extending credit to its customers related to the sale of products. Management believes that credit risks on trade accounts receivable are mitigated by the diversity of its customers. The Company performs credit evaluations on its customers’ financial condition, and to date, credit losses have been within management’s expectations.

Following is a summary of activity in the allowance for doubtful accounts for the years ended December 31:

	2006	2005	2004
Allowance for doubtful accounts, beginning of year	$90,000	$69,000	$50,000
Provision for doubtful accounts	46,540	37,402	19,000
Write-offs, net of recoveries	(16,540)	(16,402)	—

Allowance for doubtful accounts, end of year	$120,000	$90,000	$69,000

Inventory—Inventory consists principally of raw materials, work-in-process and finished goods, and is carried at the lower of standard cost or market. Standard costs are determined using the first-in, first-out method and are updated at regular intervals such that standard costs approximate actual costs. Provisions for slow moving or obsolete inventory are charged to cost of sales and are permanent reductions to the carrying value of inventory.

Property and Equipment—Property and equipment are recorded at cost (less accumulated depreciation) and primarily consist of computers, software, furniture, molds and equipment that are depreciated on a straight-line

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

basis over the lesser of their estimated useful lives of three to five years. Leasehold improvements are recorded at cost and are amortized on a straight-line basis over the lesser of the useful life or the lease term.

Long-Lived Assets—The Company’s long-lived assets include property and equipment. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company estimates the future undiscounted cash flows derived from an asset to assess whether or not a potential impairment exists when events or circumstances indicate the carrying value of a long-lived asset may be impaired. An impairment loss is recognized when the undiscounted future cash flows are less than its carrying amount and is equal to the amount the carrying value exceeds the fair value of the asset or asset group. The Company periodically reviews the carrying value of long-lived assets to determine whether or not an impairment to such value has occurred and, based on its most recent assessment at December 31, 2006, has determined that there was no impairment at December 31, 2006.

Other Assets—Included in other assets at December 31, 2006 are $1,605,000 in deferred offering costs related to the Company’s proposed initial public offering (“IPO”).

Fair Value of Financial Instruments—SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. Financial instruments are generally defined as cash, evidence of ownership interest in an entity, or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. At December 31, 2005, management believes that the carrying value of cash and cash equivalents, receivables and payables approximate fair value because of the short maturity of these financial instruments. At December 31, 2006, management believes that the fair value of the Company’s debt approximated its carrying value based on interest rates available to the Company at the time. See Note 5 for terms of additional funds raised in May and December 2006.

Stock Split—On June 21, 2006, subject to the filing of an amendment to the current certificate of incorporation, the Company’s Board of Directors and stockholders approved a 1-for-3.5 reverse stock split of common stock. On March 8, 2007, the reverse stock split was effected with the filing of an amendment to the current certificate of incorporation. All share and per share amounts relating to common stock, stock options and the conversion ratios of preferred stock included in the accompanying financial statements and footnotes have been restated to reflect the reverse stock split.

Certain Hybrid Financial Instruments—SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB No. 133 and FASB No. 140, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. The Company has made an irrevocable election to initially and subsequently measure the May 2006 convertible promissory notes and the embedded derivatives, in their entirety, at fair value with subsequent changes in fair value recognized in the statement of operations (see Note 6).

Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock—The Company accounts for free-standing warrants issued in conjunction with certain derivative instruments in accordance with EITF Issue No. 00-19, Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (EITF 00-19). EITF 00-19 requires that all contracts be initially measured at fair value and subsequently accounted for based on the current classification and the assumed or required settlement method. All contracts that are classified as assets or liabilities are measured at fair value with changes in fair

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

value reported in earnings. The Company will reassess the classification at each balance sheet date to determine if the warrants issued in connection with the debt instruments will continue to be recorded as a liability or as equity (see Note 5).

Net Loss Per Share—Basic loss per share is based on the weighted-average number of shares of common stock outstanding during the period. Diluted loss per share also includes the effect of stock options, warrants and other common stock equivalents outstanding during the period. In periods of a net loss position, basic and diluted weighted average shares are the same.

The following table sets forth the computation of denominator used in the computation of net loss per share for the years ended December 31:

	2006	2005	2004
Weighted-average common stock outstanding	2,357,622	2,199,400	1,637,210
Less: Unvested common shares subject to repurchase	(25,318)	(139,613)	(132,787)

Total weighted-average number of shares used in computing net loss per share-basic and diluted	2,332,304	2,059,787	1,504,423

The following outstanding options to purchase common stock, convertible preferred stock, and preferred stock warrants were excluded from the computation of diluted net loss per share, as they had an antidilutive effect. The common stock equivalents for options and warrants are computed using the treasury stock method.

	2006	2005	2004
Common stock options	146,056	122,284	169,776
Convertible preferred stock	7,109,570	6,479,077	5,945,781
Preferred stock warrants	43,570	—	219

Pro Forma Net Loss per Share (unaudited)—Upon the closing of an initial public offering, the outstanding shares of convertible preferred stock will convert into 7,109,570 shares of common stock. Pro forma net loss per share-basic and diluted reflects the conversion of all of the outstanding shares of convertible preferred stock into shares of common stock.

The following table sets forth the computation of the denominator used in the computation of pro forma net loss per share for the year ended December 31, 2006.

Weighted-average common stock outstanding	2,357,622
Less: Unvested common shares subject to repurchase	(25,318)
Plus: Conversion of convertible preferred stock	7,109,570

Total weighted-average number of shares used in computing pro forma net loss per share-basic and diluted	9,441,874

Pro Forma Balance Sheet Information (unaudited)—The Company is preparing for an initial public offering of its common stock which, upon completion, will result in the conversion of all its outstanding preferred stock into 7,109,570 shares of common stock. The accompanying pro forma information gives effect to the conversion of all outstanding shares of preferred stock into common stock immediately prior to the closing of this offering. The pro forma balance sheet information does not give effect to the offering proceeds or the shares

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

of common stock issuable upon conversion of convertible promissory notes (see Note 6) as such number of shares is not presently determinable.

Revenue Recognition and Deferred Revenue—The Company recognizes revenues in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition. SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) title has transferred; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. The Company’s terms of sales specify that title transfers at the time of shipment by the Company. The Company generally uses contracts and purchase orders to determine the existence of an arrangement. The Company assesses whether the fee is fixed or determinable based upon the terms of the agreement associated with the transaction. To determine whether collection is reasonably assured, the Company assesses a number of factors, including past transaction history with the customer and creditworthiness of the customer. The Company generally does not provide any rights of return by the customer other than returns for product warranty-related issues. In addition to these product warranty-related returns, the Company occasionally accepts other returns at its discretion. Such returns have historically been insignificant, and reserves for these returns are established at the time of sale.

In 2002, the Company entered into an arrangement with a distributor whereby the distributor advanced a total of $1,000,000 cash to the Company for the future purchase of product. The Company has classified these advances as deferred revenue on the accompanying 2005 balance sheet. As product was purchased, the applicable sales value was recognized as revenue. The Company believes it was not obligated to refund any of these advances. However, effective December 31, 2006, the Company agreed to terminate the distribution agreement and repay the outstanding prepayment of $953,015 before February 20, 2008. Therefore, such amount has been reclassified as a note payable in 2006 (see Note 5). Also included in deferred revenue are prepaid customer maintenance agreements that are amortized over the service period, generally twelve months.

The Company also places certain equipment with customers in return for the customer purchasing a minimum number of disposable procedure devices during a specified contract period. Title to the equipment passes to the customer at the end of the contract period, provided the minimum purchase requirement is met. The cost of the equipment, which is included in other long-term assets in the accompanying balance sheets is amortized to cost of goods sold based on the monthly disposable unit shipments compared to the total purchase commitment of disposables. In the event the customer does not fulfill the minimum purchase requirements, collection efforts may be undertaken and the Company will attempt to recover the equipment. If the collection efforts or recovery of the equipment is not successful, the unamortized equipment cost would be expensed to cost of goods sold.

Income Taxes—Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. This statement requires the recognition of deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of the Company’s assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such assets. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Research and Development—Research and development costs are charged to operations in the year incurred. Research and development expense consists principally of expenditures for salaries, equipment, parts, tooling costs and outside third-party consultants, which are used in testing and the development of the

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

Company’s devices under development, and compensation to specific Company personnel. The Company also expenses the costs of internally developed patents since recoverability is uncertain. The cost of equipment used in research and development activities which has alternative uses is capitalized as equipment. Such equipment is depreciated over estimated useful lives of three to five years.

Software Development Costs—Certain of the Company’s products incorporate software which is incidental to the product as a whole. Software development costs incurred prior to the establishment of technological feasibility are expensed as research and development costs. The Company defines the establishment of technological feasibility as the completion of a final working model that has been incorporated into a product that has been cleared by the U.S. Food and Drug Administration, at which time the product can be sold to third parties. As a result, all software development costs incurred by the Company to date have been expensed as incurred.

Shipping and Handling—In accordance with Emerging Issues Task Force (“EITF”) No. 00-10, Accounting for Shipping and Handling Fees and Costs, the Company includes shipping and handling fees billed to customers in net revenues. Amounts incurred by the Company for freight are included in cost of goods sold.

Advertising—Advertising costs are expensed as incurred and are included in selling and marketing expense. Advertising costs have not been material for any period presented.

Stock-Based Compensation—The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. Under the intrinsic value method, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company’s stock at the measurement date over the exercise price. The Company accounts for stock-based awards to non-employees using the fair value method in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The Company applies the Black-Scholes option pricing model to determine the estimated fair value of such awards, which are periodically remeasured as they vest. The fair value of these awards is recognized as an expense over the period the services are received. See Note 7.

SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, requires the disclosure of pro forma net loss had the Company adopted the fair value method of accounting for all stock-based awards. Under SFAS No. 123, the fair value of stock based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require subjective assumptions, including future stock price and volatility and expected time to exercise, which greatly affect the calculated values. The Company’s calculations were made using the Black-Scholes option-pricing model with the following weighted- average assumptions: expected life of 84 months; stock volatility of zero; risk-free interest rates ranging from 3.86% to 4.41% (2005) and 3.59% to 4.11% (2004); no dividends during the expected term; and forfeitures are recognized as they occur.

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

Had compensation cost been determined using the provisions of SFAS No. 123, the difference between the Company’s net loss as reported and pro forma net loss for the fiscal years ended December 31 would have been:

	2005	2004
Net loss as reported	$(8,623,167)	$(6,823,890)
Plus: Total employee stock-based compensation expense deducted for financial statement purposes	993,547	434,073
Less: Total employee stock-based compensation expense determined under the fair value method for all awards	(1,172,685)	(526,751)

Pro forma net loss	$(8,802,305)	$(6,916,568)

Net loss per share-basic and diluted-as reported	$(4.19)	$(4.54)

Net loss per share-basic and diluted-pro forma	$(4.27)	$(4.60)

Effective January 1, 2006, the Company adopted SFAS No. 123R, Share-Based Payment, using the prospective method of transition. Under that transition method, compensation cost recognized in the year ended December 31, 2006 includes: (a) compensation costs for all share-based payments granted prior to January 1, 2006, based on the intrinsic value method prescribed by APB Opinion No. 25, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R.

The Company selected the Black-Scholes option pricing model as the most appropriate valuation method for option grants with service conditions. The fair value of these option grants is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: expected life of 75 months; expected volatility ranging from 48% to 56%, risk-free interest rates ranging from 4.56% to 5.05%, and no dividends during the expected term.

The Black-Scholes model requires inputs for risk-free interest rates, dividend yields, volatility and expected lives of the options. Since the Company has a limited history of stock activity, expected volatility is based on historical data from several public companies similar in size and value to the Company. The Company will continue to use a weighted-average approach using other similar public entity volatility information until historical volatility of the Company is sufficient to measure expected volatility for future option grants. The Company estimates the forfeiture rate based on historical data. Based on an analysis of historical forfeitures, the Company has applied an annual forfeiture rate of 5.0% to all options granted in the year ended December 31, 2006. This analysis will be re-evaluated quarterly and the forfeiture rate will be adjusted as necessary. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected lives for options granted represents the period of time that options granted are expected to be outstanding and are derived using the simplified method defined in Staff Accounting Bulletin No. 107, Share-Based Payment.

The Company had a choice of two attribution methods for allocating compensation costs under SFAS No. 123R: the “straight-line” method, which allocates expense on a straight-line basis over the requisite service period of the last separately vesting portion of an award, or the “graded vesting attribution method,” which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The Company chose the latter method (i.e., graded

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

vesting). The Company amortizes the fair value of each option over each option’s vesting period (requisite service period).

As a result of adopting SFAS No. 123R on January 1, 2006, the Company’s net loss for the year ended December 31, 2006 was $590,837, or $0.25 per share-basic and diluted, higher than if it had continued to account for stock-based compensation under APB Opinion No. 25. The adoption of SFAS No. 123R did not impact the Company’s cash flows.

The Company has not recognized any income tax benefit for the stock-based compensation arrangements due to the fact that the Company does not believe it is more likely than not it will recognize any deferred tax assets from such compensation cost recognized in the current period.

Stock-based compensation included in the Company’s statement of operations under SFAS No. 123R for the year ended December 31, 2006 was:

Cost of goods sold	$42,962
Research and development expense	251,532
Selling and marketing expense	181,274
General and administrative expense	115,069

$590,837

SFAS No. 123R applies only to awards granted after the required effective date of January 1, 2006. Awards granted prior to the Company’s implementation of SFAS No. 123R will continue to be accounted for under the intrinsic method.

Comprehensive Loss—For the years ended December 31, 2006, 2005 and 2004, there was no difference between the Company’s net loss and comprehensive loss.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses and revenues during reporting periods. Actual results could differ from these estimates.

Segment Reporting—SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief decision maker is the chief executive officer. The Company’s chief decision maker reviews the results of operations based on one industry segment: the production and sale of breast care products.

Recent Accounting Pronouncements—In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. Among other matters, SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

embedded derivative that otherwise would require bifurcation. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006, except earlier adoption is allowed in certain circumstances. The Company early adopted SFAS No. 155 in May 2006 in conjunction with the issuance of convertible promissory notes and the Company expects to record fair value adjustments aggregating $3.8 million to the convertible promissory notes through the date the Company successfully completes an initial public offering (see Note 6).

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109. FIN 48 prescribes a comprehensive model of how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 states that a tax benefit from an uncertain position may be recognized if it is “more likely than not” that the position is sustainable, based upon its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. The Company currently recognizes a tax position if it is probable of being sustained. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company believes the adoption of FIN 48 will not have a material effect on its operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements that are already required or permitted by other accounting standards. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect that the impact that adopting SFAS No. 157 will have a material effect on its operations and financial condition.

In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin 108 (SAB 108). SAB 108 provides interpretative guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 was effective for fiscal years ending after November 15, 2006. The impact of adopting SAB 108 did not have a material effect on its operations and financial condition.

2.    PROPERTY AND EQUIPMENT

Property and equipment, net, consist of the following as of December 31:

	2006	2005
Computers and software	$528,271	$527,802
Manufacturing molds	1,471,412	1,150,458
Machinery and equipment	524,064	463,753
Demonstration equipment	533,611	380,687
Office furniture and equipment	52,345	52,345
Leasehold improvements	150,655	121,289
Trade show booth and equipment	96,417	—

	3,356,775	2,696,334
Less accumulated depreciation	(2,256,176)	(1,839,533)

	$1,100,599	$856,801

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

3.    INVENTORY

Inventory consists of the following as of December 31:

	2006	2005
Raw materials	$2,855,169	$2,157,272
Work-in-process	178,284	423,015
Finished goods	1,955,242	888,360

	$4,988,695	$3,468,647

4.    INCOME TAXES

The components of the federal and state income tax expense for the years ended December 31 are as follows:

	2006	2005	2004
Current:
Federal	$—	$—	$—
State	—	10,500	6,092

	—	10,500	6,092

Deferred:
Federal	(3,409,010)	(2,424,288)	(1,731,777)
State	(672,364)	(761,043)	(670,145)

	(4,081,374)	(3,185,331)	(2,401,922)
Valuation allowance	4,081,374	3,185,331	2,401,922

Total	$—	$10,500	$6,092

Taxes on income vary from the statutory federal income tax rate applied to earnings before taxes on income for the years ended December 31 as follows:

	2006	2005	2004
Statutory federal income tax rate applied to earnings before income taxes	$(5,396,596)	$(3,016,236)	$(2,386,229)
State income taxes—net of federal benefit	(443,760)	(495,359)	(438,275)
Meals and entertainment	71,293	46,198	33,912
Research and development credit	(139,462)	(160,826)	(154,644)
Equity based compensation	326,368	365,213	171,289
Change in fair value of convertible promissory note	1,346,400	—	—
Other	154,383	86,179	378,117
Change in valuation allowance	4,081,374	3,185,331	2,401,922

	$—	$10,500	$6,092

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

Deferred income tax assets and liabilities arising from differences between accounting for financial statement purposes and tax purposes, less valuation allowances at December 31, are as follows:

	2006	2005
Deferred tax assets:
Net operating loss	$21,782,245	$17,858,208
Property and equipment	93,415	36,478
Capitalized assets	1,305,763	1,310,236
Tax credits	2,530,720	2,192,529
Accrued expenses	829,306	668,112

Total deferred tax assets	26,541,449	22,065,563
Deferred tax liabilities—state taxes	(1,859,437)	(1,595,230)

Net deferred tax assets	24,682,012	20,470,333
Valuation allowance	(24,682,012)	(20,470,333)

Net	$—	$—

At December 31, 2006, the Company has federal and state net operating loss (“NOL”) carryforwards available to offset future taxable income of approximately $53,605,000 and $47,086,000, respectively. These carryforwards will begin to expire in 2018 and 2008, respectively. The net deferred tax assets have been fully offset with a valuation allowance due to the uncertainty of future utilization.

As of December 31, 2006, the Company’s NOL carryforwards include approximately $485,000 of potential tax deductions related to stock option transactions that will be credited directly to additional paid-in capital, if realized.

At December 31, 2006, the Company has federal and state research credit carryforwards of approximately $1,214,988 and $1,315,732, respectively. The federal research credit carryforwards will begin to expire in 2018 and the state research credit will carry forwarded until exhausted.

Pursuant to Section 382 of the Internal Revenue Code, use of the Company’s NOLs and credit carryforwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three-year period. Ownership changes could impact the Company’s ability to utilize NOLs and credit carryforwards remaining at the ownership change date.

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

5.    LONG-TERM DEBT

Long-term debt consisted of the following at December 31:

	2006	2005
Equipment facility (net of debt discount)	$436,591	$752,714
2004 subordinated note payable (net of debt discount)	—	1,627,346
Working capital facility	2,914,133	—
Convertible subordinated note	1,000,000	1,000,000
2006 subordinated note payable (net of debt discount)	8,487,403	—
Note payable	953,015	—
Capital leases	14,626	—

	13,805,768	3,380,060
Current portion of long-term debt	(3,209,621)	(1,509,380)

Long-term debt	$10,596,147	$1,870,680

Equipment and Working Capital Facilities—The Company has an agreement with a bank providing access to an equipment facility and a working capital facility. Borrowings under both facilities are collateralized by substantially all the assets of the Company, except for intellectual property.

Borrowings under the equipment facility bear interest at the bank’s prime rate plus 1.75% (10.0% at December 31, 2006). At December 31, 2006, there were no amounts available under the equipment facility. Borrowings are repayable in monthly installments over 30 to 36 months from the date of the original draw, with the final installment payable in 2009.

The working capital facility has an aggregate limit of $3,500,000 and a renewal date of September 30, 2007 (see Note 14). Borrowings under the working capital facility requires monthly interest payments at the bank’s prime rate plus 1.25% (9.5% at December 31, 2006). The agreement is subject to borrowing base calculations and the amount available for borrowing at December 31, 2006 and 2005 was $474,427 and $2,461,439, respectively. In 2005 and 2004, in conjunction with the initial agreement and an amended agreement, the Company issued warrants to purchase 6,123 and 17,347 shares of Series C preferred stock, respectively, to the lender. The fair value of the warrants have been recorded as debt discounts and are amortized over the term of the agreements to interest expense. See Note 9 for further information on the warrants and related debt discounts.

The agreement contains certain financial and non-financial covenants, such as being required to maintain minimum levels of revenues, and a quick ratio. At December 31, 2006, the Company was in compliance with all covenants. In addition, the credit agreement was amended in February 2007 to revise the financial covenants on a prospective basis (see Note 14).

2004 Subordinated Note—On December 30, 2004, the Company issued a subordinated note payable in the amount of $2,500,000. The note provided for an interest only period through June 30, 2005, at 7.5% per annum, with monthly principal and interest payments beginning July 2005 through September 2007 in equal amounts of $97,525, with an interest rate of 7.5%. At maturity, in October 2007, a terminal payment representing the final principal amount of $96,925 and a back-end interest payment of $230,475 was payable. The Company accrued interest at the effective rate of 11.8%. The back-end interest was recorded as other long-term liabilities on the

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

accompanying balance sheets. In the event of early repayment of the principal of this note, the full amount of interest to maturity and the full amount of back-end interest was payable. Borrowings under the subordinated note were collateralized by substantially all the assets of the Company, except for intellectual property, but subordinated to the bank debt.

Pursuant to the subordinated note agreement, the Company issued a warrant to purchase 255,102 shares of Series C preferred stock to the lender. The fair value of the warrant has been recorded as a debt discount and is being amortized over the term of the agreement to interest expense (see Note 6).

In December 2006, all principal and interest due on this note was repaid with the proceeds of the 2006 subordinated note and the unamortized debt issuance costs and debt discounts aggregating $197,339 were recorded as loss on debt extinguishment.

2006 Subordinated Note—On December 8, 2006, the Company entered into a subordinated loan and security agreement with Escalate Capital, LLC for advances of up to $10,000,000, which was fully advanced to the Company as of December 31, 2006. This obligation bears interest at the rate of 11.5% per annum and is repayable in monthly interest-only installments beginning November 30, 2006. However, at the option of the Company, 300 basis points of the accrued interest due through April 30, 2008 may be deferred until the maturity date of October 31, 2010. The Company has made this election and such amount will be added to the principal amount due and will accrue interest at 11.5%. The aggregate advances outstanding on the expiration of the drawdown period of June 30, 2007 shall be repaid in thirty (30) equal principal installments with the first installment due on May 30, 2008. The loan includes affirmative, as well as negative, covenants and is secured by substantially all of the Company’s assets. At December 31, 2006, the Company was in compliance with these covenants.

The Company has the option to prepay the loan prior to maturity with no premium or penalty. In connection with the committed line, the Company paid a non-refundable facility fee of $100,000, and issued warrants to purchase up to 723,597 shares of the Company’s Series C preferred stock, vesting over one year at an exercise price of $1.96 per share. The warrant expires on the earlier of (i) the seventh anniversary of the issue date and (ii) the third anniversary of the closing of the initial public offering of the Company’s common stock. The warrant may be exercised after the one-year anniversary of the issuance date of the warrant and requires the Company to register the underlying shares. The Company, at its sole discretion, has the right to purchase, in connection with an acquisition prior to the initial public offering, all of this warrant and all shares, if any, acquired by the holder upon exercise of this warrant for a purchase price equal to the product obtained by multiplying a pre-determined value by the aggregate principal amount of the loans made through such date divided by $10,000,000.

Pursuant to EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, the estimated fair value of the warrant on its issuance date of $1,529,250 was estimated using the Black-Scholes option pricing method with the following assumptions: expected volatility rate of 48%; risk-free interest rate of 4.5% and a term of 7 years. The warrant is carried as a liability on the Company’s balance sheet at its fair value with increases or decreases in the fair value at each reporting date recorded as other income (expense). In addition, this amount has been capitalized as part of debt discount costs as of the date of issuance and is being recognized as additional interest expense over the life of the loan. See Note 9 for further information on the warrant and debt discount.

Proceeds from the 2006 subordinated note were used to repay all amounts due under the 2004 subordinated note in the aggregate principal and accrued interest amount of $1,205,725.

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

Convertible Subordinated Note—In February 2003, the Company exercised its option to draw upon a convertible subordinated note provided to the Company in conjunction with a distribution agreement. The note is uncollateralized and provides for a five-year term (maturing in February 2008) requiring the payment of interest only on a quarterly basis with an annual interest rate of 4%. The note further provides a conversion feature during its term, exercisable at the Company’s sole discretion, in conjunction with or within 180 days following a qualified public offering. The conversion price will be the offering price if converted in conjunction with a qualified public offering or thereafter, at the average closing price over the preceding 20 trading days. At December 31, 2006 and 2005, the outstanding balance on the note was $1,000,000.

Note Payable—In 2002, the Company entered into an arrangement with a distributor whereby the distributor advanced a total of $1,000,000 cash to the Company for the future purchase of product. The Company classified these advances as deferred revenue in the accompanying 2005 balance sheet. As product was purchased, the applicable sales value was recognized as revenue. Although the Company believes it was not obligated to refund any of these advances, effective December 31, 2006, the Company agreed to terminate the distribution agreement and repay the outstanding prepayment of $953,015 before February 20, 2008. The obligation bears simple interest at 2% per annum applied on a semi-annual basis, not to exceed $19,060 per year.

Aggregate annual maturities of long-term debt, on a cash repayment basis, at December 31, 2006 are as follows:

Year Ending December 31
2007	$3,209,621
2008	4,759,688
2009	4,015,723
2010	3,333,333

$15,318,365

6.    CONVERTIBLE PROMISSORY NOTES

May 2006 Notes—On May 4, 2006, the Company sold convertible promissory notes with an aggregate principal amount of $8,000,000 to one affiliated institutional investor and two unrelated institutional investors (the “May 2006 Notes”). De Novo Ventures, a holder of in excess of 5% of the Company’s capital stock, purchased $1.0 million of the May 2006 Notes. Additionally, Frederick Dotzler, one of the Company’s directors, is a managing director of De Novo Management, L.L.C., the general partner of De Novo Ventures. Funds affiliated with AIG SunAmerica purchased $4.0 million of the May 2006 Notes. MPM BioEquities Master Fund L.P., purchased $3.0 million of the May 2006 Notes. AIG SunAmerica and MPM BioEquities are unaffiliated with the Company. Upon the closing of an IPO, the May 2006 Notes will automatically convert into shares of common stock at a 20% discount to the public offering price of the common stock (the “IPO conversion feature”). The Company is also obligated to pay interest to the holders of the May 2006 Notes, within 60 days of an IPO, of $1,800,000 in cash, which is equal to 22.5% of the principal amount of the notes. The entire amount of interest is due and payable irrespective of the timing of the IPO. That is, the Company will be obligated to pay interest through the maturity date even though the notes may be converted prior to maturity (the “make-whole provision”). To the extent the Company does not complete an IPO within eighteen months from the date of issuance, the principal amount of and interest on the May 2006 Notes, aggregating $9,800,000, will automatically convert into 5,000,000 shares of Series C preferred stock based upon a conversion price of $1.96 per share (the “Series C conversion feature”).

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

The Company determined that the May 2006 Notes contain certain features that require bifurcation as embedded derivatives under SFAS No. 133, including the IPO conversion feature, the make-whole provision and the Series C conversion feature. Therefore, in accordance with SFAS No. 155, the Company has made an irrevocable election to initially and subsequently measure the convertible promissory notes and the embedded derivatives, in their entirety, at fair value with subsequent changes in fair value recognized in the statement of operations.

At the date of issuance, the Company concluded that the fair value of the May 2006 Notes was equal to the $8,000,000 in cash proceeds from their issuance. At December 31, 2006, the Company estimated the fair value of the convertible promissory notes in their entirety to be $11,960,000 and recorded an expense related to the change in fair value of $3,960,000 in the statement of operations for the year ended December 31, 2006. The Company’s estimate of fair value was based upon a valuation which encompassed probability-weighted scenarios including the following: (1) conversion upon an IPO (and the timing thereof); (2) conversion into Series C preferred stock; and (3) the timing and method of payment of the $1,800,000 of interest associated with the convertible promissory notes.

At the date of a successful completion of an IPO, which would negate the Series C conversion feature, the fair value of the May 2006 Notes would be $11,800,000, comprised of the $8,000,000 face value of the notes, $1,800,000 million in interest and $2,000,000 associated with the stock discount. Consequently, at the date of a successful completion of an IPO, the Company would adjust the fair value of the May 2006 Notes to $11,800,000. Until the successful completion of an IPO, fair value adjustments will be determined by the Company based upon probability-weighted scenarios of the aforementioned conversion features and the timing and method of payment of interest. Future changes in the underlying assumptions of these valuations, including assumptions relating to probability and timing of a successful IPO, could cause significant changes in the Company’s estimate of the fair value of the May 2006 Notes.

7.    STOCKHOLDERS’ EQUITY

Capital Stock—At December 31, 2005, the authorized capital stock of the Company consists of 40,000,000 shares of common stock, and 26,032,040 shares of preferred stock, of which 3,000,000 shares have been designated as Series A convertible preferred stock (“Series A”); 3,532,040 shares have been designated as Series B convertible preferred stock (“Series B”); and 19,500,000 shares have been designated as Series C convertible preferred stock (“Series C”). The Company has also reserved 1,778,571 shares of common stock for issuance under the Company’s 1998 incentive stock-option plan and 10,285 shares under stand-alone option agreements. On May 3, 2006, the Company’s Board of Directors approved an increase in the authorized shares of common stock to 45,000,000 and the authorized shares of Series C preferred stock to 24,500,000.

On June 21, 2006, the Company’s Board of Directors and stockholders approved the following:

Subject to the filing of an amendment to the current certificate of incorporation, a 1-for-3.5 reverse stock split of common stock. On March 8, 2007, the reverse stock split was effected with the filing of an amendment to the current certificate of incorporation. All share and per share amounts relating to common stock, stock options and the conversion ratios of preferred stock included in the accompanying financial statements and footnotes have been restated to reflect the reverse stock split.

Upon the closing of the IPO contemplated by this prospectus and the filing of an amended and restated certificate of incorporation, an increase in the authorized shares of common stock to 100,000,000 and the creation of 10,000,000 shares of undesignated preferred stock will occur.

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

Upon the closing of the IPO contemplated by this prospectus, the creation of the 2006 Equity Incentive Plan with a reserve of 2,414,285 shares of common stock, and the creation of the 2006 Employee Stock Purchase Plan with a reserve of 550,000 shares of common stock will occur.

Preferred Stock—Proceeds from preferred stock issuances through December 31, 2005 are as follows:

Series and Date	Shares Issued and Outstanding	Per Share Price	Proceeds	Carrying Amount	Liquidation Value
Series A - 1998 to 1999	3,000,000	$1.00	$3,000,000	$3,000,000	$3,000,000
Series B - 1999 to 2001	3,523,040	2.50	8,807,600	8,807,600	8,807,600
Series C - 2001	9,709,692	1.96	19,030,997	19,030,997	19,030,997
Series C - 2002	57,520	1.96	112,739	112,739	112,739
Series C - 2003	3,266,300	1.96	6,401,948	6,401,948	6,401,948
Series C - 2004	1,885,917	1.96	3,696,397	3,696,397	3,696,397
Series C - 2005	2,942,470	1.96	5,767,242	5,767,242	5,767,242

	24,384,939		$46,816,923	$46,816,923	$46,816,923

Preference—In the event of any liquidation, dissolution or winding up of the affairs of the Company, holders of Series C would be entitled to receive, prior to and in preference to any distribution of any of the assets or surplus funds of the corporation to Series A, Series B or common stock, an amount equal to $1.96 per share of each share of Series C so held, plus a further amount equal to any dividends declared but unpaid on such shares. If upon such liquidation, dissolution or winding up of affairs of the Company, the assets of the Company are insufficient to provide for the full preferential amount to the holders of Series C, the available assets will be distributed ratably among the holders of Series C in proportion to the full preferential amount each holder of Series C is entitled to receive.

After distributions to Series C, the holders of Series A and Series B would be entitled to $1.00 per share and $2.50 per share, respectively, plus all declared and unpaid dividends, before any payment is made to the holders of common stock. If upon such liquidation, dissolution or winding up of affairs of the Company, the assets of the Company are insufficient to provide for the full preferential amount to the holders of Series A and Series B, the available assets will be distributed ratably among the holders of Series A and Series B in proportion to the full preferential amount each holder is entitled to receive. After payment to holders of Series A and Series B of the preferential amount, the holders of common stock will be entitled to receive all remaining assets of the Company.

Dividends—Holders of Series A, Series B and Series C are entitled to receive noncumulative dividends at an annual rate of $0.08, $0.20 and $0.16 per share, respectively. The dividends on preferred stock are payable in preference and priority to any dividend on common stock, when and as declared by the Board of Directors. Thereafter, the holders of preferred and common stock are entitled, when and if declared by the Board of Directors, to noncumulative dividends at an equal rate. Through December 31, 2006, no dividends were declared.

Conversion Rights—Preferred Stock—Each share of Series A, Series B and Series C is convertible at the option of the holder, at any time after the date of issuance, into common stock based upon a conversion rate at December 31, 2006 of approximately 1 to 0.29, 1 to 0.33, and 1 to 0.29, respectively. The conversion rates are subject to adjustment upon the occurrence of certain events. As of December 31, 2006, each share of Series A, Series B and Series C is automatically convertible into common stock at the above-stated conversion rates immediately upon the closing of an initial public offering of common stock, with a per share price of at least

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

$21.00 and aggregate gross proceeds of at least $20,000,000. On May 3, 2006, the Company amended its certificate of incorporation to remove the requirement to have a per share price of at least $21.00 in an initial public offering.

Voting Rights—Series A, Series B and Series C stockholders have voting rights determined by the number of common shares into which the preferred stock may be converted. Holders of common stock have one vote per share. The holders of the Series A, Series B and Series C, each voting as a separate class, are entitled to elect one director. The holders of the common stock, voting as a separate class, are entitled to elect two directors. All remaining directors will be elected by the holders of the common stock and preferred stock voting as a single class.

Restricted Common Stock—In each reporting period, options to purchase common stock were exercised, subject to restricted stock purchase agreements. The restricted shares are subject to the risk of forfeiture, certain restrictions on transferability and to the Company’s repurchase rights. The restrictions and repurchase options generally lapse at a rate of 25% per year over a four-year vesting period. The Company has a repurchase option, exercisable upon discontinuance of the purchaser’s service with the Company, to repurchase the unvested shares at the original price paid by the purchaser. Vested shares are not subject to the Company’s repurchase rights. However, before any vested shares may be sold or otherwise transferred, the Company has a right of first refusal to purchase the shares at the price offered by the proposed transferee or fair value. Holders of restricted stock have the voting rights of a common stockholder.

The following summarizes information about aggregate restricted common stock issued pursuant to restricted stock purchase agreements during the years ended December 31:

	Number of Shares
	2006	2005	2004
Unvested shares outstanding—beginning of year	139,613	132,787	6,688
Restricted shares issued upon exercise of stock options	22,097	98,638	138,890
Shares vested	(136,392)	(91,812)	(12,791)

Unvested common shares—end of year	25,318	139,613	132,787

Transferability—The Company, its founders and certain preferred stockholders have entered into a right of first refusal and co-sale agreement. This agreement provides for certain restrictions on the transfer of common stock held by the founders, as well as certain repurchase rights and rights to participate in the sale of common stock held by founders. The agreement provides that if any founder proposes to sell founder shares, certain preferred stockholders, meeting specified conditions, have the right to purchase founders’ shares on a pro rata basis, as defined. This agreement terminates upon the completion of a qualified initial public offering.

Certain preferred stockholders, meeting specified conditions, pursuant to an agreement, also have rights of first offer to purchase a pro rata share, as defined, of new securities in the event the Company offers new securities for sale at future dates. This agreement also terminates upon the completion of a qualified public offering.

Preferred Stock and Warrants Issued to Related Parties—During 2005 and 2004, the Company sold 127,550 and 302,040 shares of Series C preferred stock, respectively, at $1.96 per to certain officers and

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

directors. Management determined that fair market value at the date of sale was greater than the issue price. As a result, the Company recorded as additional paid-in capital and charged to operating expense (primarily to general and administrative expense) $80,612 and $287,950, respectively, related to the sale of these shares. Additionally, in 2004, the Company issued warrants to purchase 510,000 shares of Series C preferred stock to an officer and a consultant. See Note 9 for further information on the warrants.

8.    STOCK OPTION PLANS

Stock Option Plan and Restricted Stock Awards—In 1998, the Company adopted its 1998 Stock Option Plan (the “1998 Plan”) under which nonstatutory or incentive stock options to acquire shares of the Company’s common stock may be granted to employees and non-employees of the Company. The 1998 Plan, which has a term of 10 years, is administered by the Board of Directors (the “Administrator”). In December 2004, the 1998 Plan was amended to increase the number of shares permitted under the 1998 Plan to 1,778,571 shares of the Company’s common stock (see Note 14). The exercise price, term and other conditions applicable to each option granted under the 1998 Plan are generally determined by the Administrator at the time of grant of each option and may vary with each option granted.

The stock options granted generally vest 25% per year over a four-year period and expire after 10 years. The options are exercisable according to the vesting schedule. Alternatively, the options may be exercised in whole or in part at any time into restricted, unvested common shares which are subject to the risk of forfeiture, and to the Company’s repurchase rights (see Note 6). The restrictions and repurchase options on currently outstanding restricted stock grants issued pursuant to the 1998 Plan generally lapse 25% per year over a four-year period (consistent with the vesting period for the original stock option grants).

The 1998 Plan also permits for the issuance of restricted stock pursuant to grants of stock purchase rights. As of December 31, 2006, there were no outstanding stock purchase rights.

During the years ended December 31, 2005 and 2004, in connection with the grant of stock options to employees with exercise prices that were below estimated market value of the common stock on the grant date, in accordance with APB Opinion No. 25, the Company recorded deferred compensation of $784,802 and $891,048, respectively. Deferred compensation is included as a component of stockholders’ equity and is being amortized to expense over the vesting period of the options in accordance with FIN 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plan-an Interpretation of APB Opinions No. 15 and 25. Additionally, in connection with stock options granted to non-employees subject to remeasurement, the Company recorded an additional $46,260 and $260,356, respectively, in the years ended December 31, 2005 and 2004 of deferred compensation. Options granted to non-employees are accounted for under variable-plan accounting in accordance with SFAS No. 123 and EITF No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. Under variable plan accounting, the market value of the underlying common stock is remeasured during each reporting period and the excess of the fair value over the option exercise price is charged to expense ratably over the remaining period in which the awards vest. Using the Black-Scholes option pricing model, fair value for non-employee option grants was determined using the following assumptions: expected life of 120 months; volatility of 56% (2005) and 67% (2004); risk free interest rates ranging from 3.88% to 3.93% (2004) and 3.97% to 4.16% (2005); and no dividends. During the years ended December 31, 2006, 2005 and 2004 the Company recorded stock-based compensation expense of $484,749, $1,080,390 and $326,189, respectively, associated with employee performance-based and non-employee stock option awards.

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

The fair value of the Company’s common stock options granted through December 31, 2005 was initially determined by the Company’s Board of Directors, with input from management. Subsequently, the Company reassessed the valuations of common stock option grants. During the year ended December 31, 2005, at five different grant dates, the Company granted stock options with per share exercise prices ranging from $1.75 to $4.03, and the per share fair values were subsequently determined to be in the range of $3.71 to $7.07. During the year ended December 31, 2004, at five different grant dates, the Company granted stock options with per share exercise prices of $0.88, and the per share fair values were subsequently determined to be in the range of $4.17 to $7.07.

During the years ended December 31, 2005 and 2004, deferred compensation of $831,062 and $1,151,404, respectively, related to the issuance of stock options and restricted stock was recorded as a reduction of stockholders’ equity in the accompanying financial statements. Unamortized deferred compensation at December 31, 2006 and 2005 was $126,658 and $611,407, respectively. At December 31, 2006, the expected future annual amortization expense of deferred compensation is as follows:

Year Ending December 31
2007	$96,260
2008	29,131
2009	1,267

$126,658

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

A summary of stock option activity is as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding—December 31, 2003	914,853	0.84
Granted (weighted-average fair value of $4.83 per share)	247,097	0.88
Exercised	(564,987)	0.84
Forfeited	(48,714)	0.88

Outstanding—December 31, 2004	548,249	0.84
Granted (weighted-average fair value of $4.24 per share)	221,251	2.33
Exercised	(274,770)	0.97
Forfeited	(30,574)	1.26

Outstanding—December 31, 2005	464,156	1.44
Granted (weighted-average fair value of $6.52 per share)	200,599	6.59
Exercised	(42,819)	2.43
Forfeited	(21,768)	2.09

Outstanding—December 31, 2006	600,168	$3.05	7.0	$4,791,867

Vested (exercisable)—December 31, 2006	326,872	$1.41	5.4	$3,145,746

Unvested (unexercisable)—December 31, 2006	273,296	$5.01	9.0	$1,646,122

The stock option grants made during the year ended December 31, 2006 and 2005 were made as follows:

Grant Date	Number of Options	Exercise Price
February 2005	127,918	$1.75
April 2005	14,853	$2.63
June 2005	19,991	$2.63
September 2005	25,493	$2.63
December 2005	32,996	$4.03
February 2006	96,709	$3.71
May 2006	59,485	$7.95
July 2006	11,204	$11.03
September 2006	12,777	$11.03
December 2006	20,424	$11.03

	421,850

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

The Company determined the exercise price and subsequent fair value of the options after considering many factors, including a retrospective valuation performed by an unrelated party.

The following table summarizes information about stock options outstanding at December 31, 2006:

Exercise Prices	Number Outstanding	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.60	40,568	1.8	$0.60	40,568	$0.60
$0.88	212,225	5.0	$0.88	196,061	$0.88
$1.75	91,923	8.1	$1.75	45,544	$1.75
$2.63	43,353	8.5	$2.63	16,630	$2.63
$3.71	82,424	9.2	$3.71	11,401	$3.71
$4.03	32,996	8.9	$4.03	8,912	$4.03
$7.95	52,274	9.4	$7.95	7,491	$7.95
$11.03	44,405	9.7	$11.03	265	$11.03

	600,168			326,872

9.    PREFERRED STOCK WARRANTS

The Company has issued warrants to purchase shares of its Series C preferred stock in connection with debt financings and employment arrangements. Following is a summary of the preferred stock warrants outstanding at December 31, 2006. No warrants were exercised in the years ended December 31, 2006, 2005 or 2004.

Issue Date	Associated With	Number of Warrants	Expiration Date	Exercise Price per Share
March 2002	Debt financing	55,000	Feb. 1, 2009	$1.96
April 2003	Debt financing	50,000	Apr. 29, 2010	$1.96
April 2004	Debt financing	17,347	Apr. 29, 2011	$1.96
October 2004	Employment arrangements	475,000	Oct. 31, 2011	$1.96
December 2004	Employment arrangements	35,000	Dec. 31, 2011	$1.96
December 2004	Debt financing	255,102	Jan. 31, 2012	$1.96
June 2005	Debt financing	6,123	June 20, 2012	$1.96
December 2006	Debt financing	723,597	Dec. 8, 2012	$1.96

		1,617,169

The preferred stock warrants issued in connection with debt financings have been recorded as debt discounts. Using the Black-Scholes option pricing model, fair value was determined using the following assumptions: expected life of 84 months; volatility of 48% (2006), 56% (2005) and 67% (2004); risk-free interest rates ranging from 4.5% (2006), 4.16% (2005), and 3.88% to 3.93% (2004); and no dividends. Total debt discounts recorded in 2006, 2005 and 2004 were $1,529,250, $15,904 and $602,170, respectively. For the years ended December 31, 2006, 2005 and 2004, $208,303, $222,630 and $17,450, were amortized to interest expense related to the debt discounts.

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

The intrinsic value of the preferred stock warrant issued in lieu of stock options as an employment retention incentive to the Company’s President and Chief Executive Officer in October 2004 has been recorded as deferred compensation and additional paid-in capital in the amount of $294,500, and was amortized to general and administrative expense over two years as the warrant vests. The two-year vesting period is subject to the individual’s continued service as an officer, director, consultant or employee of the Company. The grant date intrinsic value of the warrants was determined to be the fair market value of a share of Series C preferred stock of $2.58 per share as compared to the exercise price of $1.96 per share. The Company determined the fair market value per share after considering many factors, including a retrospective valuation performed by an unrelated third party.

The fair value of the warrant issued to a consultant (non-employee) in December 2004 was determined to be $79,027 and was charged to sales and marketing and research and development expenses upon issuance as the warrant was fully vested. The Black-Scholes option pricing model was utilized with the following assumptions: expected life of 84 months; volatility of 67%; risk free-interest rate of 3.93% and no dividends. Total expense recognized for the preferred stock warrants issued in connection with employment arrangements was $26,187 in 2006, $159,988 in 2005 and $187,352 in 2004.

Upon the closing of an initial public offering whereby the Company’s preferred stock converts to common stock (see Note 1), the outstanding preferred stock warrants will convert into warrants to purchase 462,046 shares of common stock at $6.86 per share.

10.    COMMITMENTS AND CONTINGENCIES

Leases—The Company leases its corporate facility under a noncancelable operating lease expiring in October 2008. The lease agreement contains certain scheduled rent increases which are accounted for on a straight-line basis.

The Company has acquired computer equipment under capital leases that are payable in various scheduled monthly installments through December 2009.

Future minimum lease payments are as follows:

Years Ending December 31	Operating Leases	Capital Leases
2007	$376,338	$6,104
2008	315,082	6,104
2009	—	6,104

	$691,420	$18,312

Amount representing interest ranging from 14.4% to 21.4%		(3,686)

Present value of future minimum capital lease obligations		14,626
Current portion		(4,098)

		$10,528

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

Rent expense was $395,560, $379,774 and $228,816, for the years ended December 31, 2006, 2005 and 2004, respectively.

Purchase Obligations—Under a distribution agreement, the Company is obligated to purchase minimum quantities of a product from the manufacturer through September 30, 2008. After that date, the Company has the option to extend the distribution agreement for an additional five years, with additional minimum quantities. At December 31, 2006, the unfulfilled minimum purchase obligations on the initial term of the agreement are as follows:

Years Ending December 31
2007	$1,494,160
2008	1,626,720

$3,120,880

The Company expects to satisfy its minimum purchase obligations.

Employee Incentive and Retention Plan—The Company had a plan with a group of key employees to pay $1,750,000 in bonuses upon a change of control event. A change in control event was defined as an acquisition of the Company, and if that event had not been consummated by August 2006 or if the net proceeds of the event were in excess of $120,000,000, then the agreement would automatically terminate. The Company’s Board of Directors could terminate this employee incentive and retention plan at any time. On May 9, 2006, the Board of Directors terminated this plan.

Indemnities and Guarantees—During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include those given to various lessors in connection with facility leases for certain claims arising from such facility or lease and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. The duration of these indemnities, commitments and guarantees varies. Some of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying balance sheets.

The Company provides a limited warranty against manufacturer’s defects on its products. Product warranty costs have not been significant.

Litigation—The Company is currently involved in litigation incidental to its business. In the opinion of management, the ultimate resolution of such litigation will not have a significant effect on the Company’s financial position, results of operations or cash flows.

On February 22, 2005, Suros Surgical Systems filed a lawsuit against the Company in the U.S. District Court for the Southern District of Indiana, claiming patent infringement. Effective May 22, 2006, the Company entered into a settlement agreement with Suros Surgical Systems pursuant to which it agreed that no later than October 31, 2006, the product would no longer incorporate certain features. The litigation was resolved without admission of liability by either party and without any payments by either party. The stipulations of the settlement agreement have all been met, and the case has been dismissed.

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

11.    RELATED PARTY TRANSACTIONS

Consulting services are provided to the Company by certain stockholders. Total consulting expense to stockholders for the years ended December 31, 2006, 2005 and 2004 was $21,352, $38,896 and $139,983, respectively, included in research and development, of which $0 remained in accounts payable and accrued expenses at December 31, 2006 and 2005. Sales to stockholders for the years ended December 31, 2006, 2005 and 2004 were $416,164, $70,852 and $35,146, respectively, of which $62,590 and $12,088 remained in accounts receivable at December 31, 2006 and 2005, respectively.

During 2005 and 2004, the Company sold shares of Series C preferred stock to certain officers and directors of the Company (see Note 6).

12.    SEGMENT INFORMATION

Net revenues by geographic area are presented based upon the country of destination. No other foreign country represented 10% or more of net revenues for any period presented. Net revenues by geographic area for the years ended December 31 were as follows:

	2006	2005	2004
United States	$24,320,069	$18,416,659	$13,355,556
Rest of world	1,188,689	836,654	395,689

Total	$25,508,758	$19,253,313	$13,751,245

No customer accounted for 10% or more of net revenues for any period presented.

At December 31, 2006, the Company had five product classes. Net revenues by product class for the years ended December 31 were as follows. Biopsy disposable products include the Company’s EnCor and SenoCor products. Biopsy capital equipment products include the consoles and other pieces (non-disposable) of the EnCor and SenoCor products. Excision products include primarily the Anchor Guide product and adjunct products include primarily the Gamma Finder product.

	2006	2005	2004
Biopsy disposable products	$10,993,644	$6,165,234	$1,726,942
Biopsy capital equipment products	1,386,396	1,438,663	593,273
Marker products	11,635,418	10,405,857	9,889,379
Excision products	138,142	235,593	197,453
Adjunct and other products	1,355,158	1,007,966	1,344,198

Total	$25,508,758	$19,253,313	$13,751,245

Reclassifications have been made to the 2005 and 2004 product revenue amounts to conform to the 2006 presentation.

Substantially all of the Company’s assets are in the United States.

SENORX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

13.    EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) retirement and savings plan which provides for voluntary employee participation subject to a waiting period. The plan provides for discretionary matching subject to the approval by the Company’s Board of Directors. The Company did not make contributions to this plan in 2006, 2005 or 2004.

14.    SUBSEQUENT EVENTS

On February 20, 2007, the Company amended the terms of its working capital facility extending the expiration date to February 2009. The amendment provides for increasing the aggregate limit on the working capital line from $3,500,000 to $4,000,000 and increases the advance rates on qualified accounts receivables from 75% to 80%. The working capital agreement, as amended, requires monthly interest payments at the bank’s prime rate plus 1.25% (9.5% at December 31, 2006) subject to a minimum interest rate of 9.0%. In addition, the existing quick ratio and net revenue covenants have been replaced with a minimum tangible net worth requirement.

On February 16, 2007, the Company’s Board of Directors approved increasing the number of shares of Common Stock authorized under the 1998 Stock Option Plan by 214,285 shares to a new total of 1,992,856. Additionally, the Board of Directors approved the granting of stock options for employees to purchase a total of 212,981 shares. The Board of Directors further determined that the exercise price of such option grants would be $12.00 per share, which represents the estimated fair value of the Company’s common stock as of that date.

SenoRx's Breast Care Management Product Continuum

Breast Biopsy Systems
– EnCor®
– SenoCor 360®

Sentinel Node Mapping
– Gamma Finder®

Bioresorbable Markers
– Gel Mark® Family
– SenoMark™

Diagnosis
Marking
Excision
Treatment / Reconstruction
Interventional Diagnostics
Therapeutics

Radiation Therapy
– Radiation Balloon(*)
– GED Device(*)

Excision Tools
– Anchor Guide®
– Single Step™
– Shape Select®(*)

SenoRx

*Note: Under development. Commercial sale will require submission for and receipt of regulatory clearance from the Food and Drug Administration.

5,500,000 Shares

SenoRx, Inc.

Common Stock

PROSPECTUS

                     , 2007

Banc of America Securities LLC

Citigroup

Cowen and Company

Canaccord Adams

Until                 , 2007, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold overallotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC Registration Fee and the NASD filing fee.

Amount to be Paid
SEC registration fee	$9,229
NASD filing fee	9,125
NASDAQ Global Market listing fee	100,000
Printing expenses	250,000
Legal fees and expenses	850,000
Accounting fees and expenses	650,000
Blue Sky fees and expenses	10,000
Transfer Agent and Registrar fees	5,000
Miscellaneous	116,646

Total	$2,000,000

ITEM 14.	Indemnification of Directors and Officers

On completion of this offering, our amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the Delaware General Corporation Law, the personal liability of directors and executive officers for monetary damages for breach of their fiduciary duties as a director or executive officer. Our amended and restated certificate of incorporation and bylaws will provide that we shall indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by the Delaware General Corporation Law.

Sections 145 and 102(b)(7) of the Delaware General Corporation Law provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation. As permitted by our bylaws, we plan to enter into indemnification agreements with our officers and directors prior to the completion of this offering.

On completion of this offering, we intend to have in place directors and officers insurance policies, providing coverage for our indemnification obligations to the directors and officers against certain liabilities, including certain liabilities arising under the Securities Act which might be incurred by them in such capacities and against which they cannot be indemnified by us.

Reference is made to the indemnification and contribution provisions of the Underwriting Agreement to be filed by amendment as Exhibit 1.1 to this Registration Statement.

ITEM 15.	Recent Sales of Unregistered Securities

(a) Within the last three years, we have issued and sold the following unregistered securities:

1. From February 3, 2004 to October 20, 2006, we issued and sold to our employees, directors and consultants an aggregate of 853,702 shares of our common stock at prices ranging from $0.60 to $7.95 per share pursuant to option exercises for an aggregate purchase price of $831,189.

2. From February 6, 2004 to August 25, 2005, we issued and sold to 20 accredited investors, as part of our Series C preferred stock financing, an aggregate of 4,813,387 shares of our Series C preferred stock at a purchase price of $1.96 per share for an aggregate purchase price of $9,434,239, which sales took place on seven separate closing dates.

3. On April 30, 2004 and June 20, 2005, we issued to one accredited investor, warrants to purchase 17,347 and 6,123 shares, respectively, of our Series C preferred stock at an exercise price of $1.96 per share for an aggregate purchase price of $34,000 and $12,001, respectively.

4. On December 1, 2004, we issued to one accredited investor, a warrant to purchase 475,000 shares of our Series C preferred stock at an exercise price of $1.96 per share for an aggregate purchase price of $931,000.

5. On December 14, 2004, we issued to one accredited investor, a warrant to purchase 35,000 shares of our Series C preferred stock at an exercise price of $1.96 per share for an aggregate purchase price of $68,600.

6. On December 27, 2004, we issued to one accredited investor, a warrant to purchase 255,102 shares of our Series C preferred stock at an exercise price of $1.96 per share for an aggregate purchase price of $500,000.

7. On May 4, 2006 we issued and sold to three qualified institutional buyers and two large institutional investors convertible promissory notes in the aggregate principal amount of $8.0 million.

8. On December 8, 2006, we issued to one accredited investor, a warrant to purchase 723,597 shares of our Series C preferred stock at an exercise price of $1.96 per share for an aggregate purchase price of $1,418,250.

The sales and issuances of restricted securities in the transactions described in paragraphs 1 through 8 above were deemed to be exempt from registration under the Securities Act in reliance upon the following exemptions:

•

with respect to the transactions described in paragraph 1, Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions pursuant to a written compensation benefit plan and contracts relating to compensation as provided under Rule 701; and

•

with respect to the transactions described in paragraphs 2 through 8, Section 4(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. The sale of these securities were made without general solicitation or advertising. All recipients were accredited investors and had adequate access, through their relationship with us, to information about us.

(b) From February 13, 2004 to February 16, 2007, we granted options to purchase an aggregate of 881,928 shares of our common stock to employees, directors and consultants under our 1998 Stock Plan at exercise prices ranging from $0.88 to $12.00 per share for an aggregate exercise price of $4,609,797.

The sales and issuances of securities in the transactions described in the above paragraph were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions pursuant to a written compensation benefit plan and contracts relating to compensation as provided under Rule 701.

(c) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

ITEM 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Certificate of Incorporation of the Registrant as currently in effect.
3.1.1*	Amendment to the Registrant’s Current Amended and Restated Certificate of Incorporation.
3.2*	Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering.
3.3*	Bylaws of the Registrant as currently in effect.
3.4*	Bylaws of the Registrant to be effective upon closing of the offering.
4.1*	Specimen Common Stock certificate of the Registrant.
4.2*	Warrant to Purchase Preferred Stock issued by the Registrant to Escalate Capital I, L.P. on December 8, 2006.
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1*	Form of Indemnification Agreement for directors and executive officers.
10.2*	1998 Stock Plan.
10.3*	2006 Equity Incentive Plan.
10.4*	Employee Stock Purchase Plan.
10.5*	Fourth Amended and Restated Investors’ Rights Agreement, dated May 3, 2006, by and among the Registrant and certain stockholders.
10.6*	Standard Industrial/Commercial Multi-Tenant Lease, dated September 15, 1999, as amended on March 28, 2003 and November 1, 2003, by and between the Registrant and Columbia Investors, LLC.
10.7*	Loan and Security Agreement, dated March 15, 2002, and various amendments thereto, by and between the Registrant and Silicon Valley Bank.
10.7.1*	Amended and Restated Loan and Security Agreement, dated February 20, 2007, by and between the Registrant and Silicon Valley Bank.
10.8*	Convertible Subordinated Note Agreement, dated May 9, 2002, by and between the Registrant and Century Medical, Inc.
10.9*	$2,500,000 Loan and Security Agreement, dated December 27, 2004, by and between the Registrant and Venture Lending & Leasing IV, Inc.
10.10*	Note Purchase Agreement and Form of Subordinated Convertible Promissory Note, each dated May 4, 2006, by and between the Registrant and certain stockholders.
10.11*†	Agreement for Vacuum Assisted Breast Biopsy Needle, System, and Accessory Products, effective April 1, 2005 by and between the Registrant and KP Select.
10.12*	Executive Employment Agreement, dated May 1, 1999, by and between the Registrant and Lloyd Malchow.
10.13*†	Distribution Agreement, dated June 11, 2003, and various amendments thereto, by and among the Registrant, W.O.M. World of Medicine USA, Inc. and W.O.M. World of Medicine AG.
10.14*	Settlement Agreement, effective as of May 22, 2006, by and between the Registrant and Suros Surgical Systems, Inc.
10.15*	Loan and Security Agreement, dated December 8, 2006, by and between the Registrant and Escalate Capital I, L.P.
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).
24.1*	Power of Attorney.

*	Previously filed.
†	Pursuant to a request for confidential treatment, portions of this Exhibit have been redacted from the publicly filed document and have been furnished separately to the SEC as required by Rule 406 under the Securities Act.

(b) Schedules have been omitted because they are inapplicable or the requested information is shown in the financial statements of the registrant or notes thereto.

ITEM 17.	Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(2) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser to the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchasers and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aliso Viejo, State of California, on March 28, 2007.

SENORX INC.

By:	/s/ LLOYD H. MALCHOW
Lloyd H. Malchow
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ LLOYD H. MALCHOW Lloyd H. Malchow	President, Chief Executive Officer and Director (Principal Executive Officer)	March 28, 2007

/s/ KEVIN J. COUSINS Kevin J. Cousins	Chief Financial Officer and Vice President, Finance (Principal Accounting Officer)	March 28, 2007

/s/ FRED H. BURBANK, M.D.* Fred H. Burbank, M.D.	Chairman of the Board of Directors	March 28, 2007

/s/ KIM D. BLICKENSTAFF* Kim D. Blickenstaff	Director	March 28, 2007

/s/ FREDERICK J. DOTZLER* Frederick J. Dotzler	Director	March 28, 2007

/s/ JOHN L. ERB* John L. Erb	Director	March 28, 2007

/s/ WENDE S. HUTTON* Wende S. Hutton	Director	March 28, 2007

/s/ JESSE I. TREU, PH.D.* Jesse I. Treu, Ph.D.	Director	March 28, 2007

/s/ GREGORY D. WALLER* Gregory D. Waller	Director	March 28, 2007

/s/ KURT C. WHEELER* Kurt C. Wheeler	Director	March 28, 2007

*/s/ LLOYD H. MALCHOW Lloyd H. Malchow Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Certificate of Incorporation of the Registrant as currently in effect.
3.1.1*	Amendment to the Registrant’s Current Amended and Restated Certificate of Incorporation.
3.2*	Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering.
3.3*	Bylaws of the Registrant as currently in effect.
3.4*	Bylaws of the Registrant to be effective upon closing of the offering.
4.1*	Specimen Common Stock certificate of the Registrant.
4.2*	Warrant to Purchase Preferred Stock issued by the Registrant to Escalate Capital I, L.P. on December 8, 2006.
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1*	Form of Indemnification Agreement for directors and executive officers.
10.2*	1998 Stock Plan.
10.3*	2006 Equity Incentive Plan.
10.4*	Employee Stock Purchase Plan.
10.5*	Fourth Amended and Restated Investors’ Rights Agreement, dated May 3, 2006, by and among the Registrant and certain stockholders.
10.6*	Standard Industrial/Commercial Multi-Tenant Lease, dated September 15, 1999, as amended on March 28, 2003 and November 1, 2003, by and between the Registrant and Columbia Investors, LLC.
10.7*	Loan and Security Agreement, dated March 15, 2002, and various amendments thereto, by and between the Registrant and Silicon Valley Bank.
10.7.1*	Amended and Restated Loan and Security Agreement, dated February 20, 2007, by and between the Registrant and Silicon Valley Bank.
10.8*	Convertible Subordinated Note Agreement, dated May 9, 2002, by and between the Registrant and Century Medical, Inc.
10.9*	$2,500,000 Loan and Security Agreement, dated December 27, 2004, by and between the Registrant and Venture Lending & Leasing IV, Inc.
10.10*	Note Purchase Agreement and Form of Subordinated Convertible Promissory Note, each dated May 4, 2006, by and between the Registrant and certain stockholders.
10.11*†	Agreement for Vacuum Assisted Breast Biopsy Needle, System, and Accessory Products, effective April 1, 2005 by and between the Registrant and KP Select.
10.12*	Executive Employment Agreement, dated May 1, 1999, by and between the Registrant and Lloyd Malchow.
10.13*†	Distribution Agreement, dated June 11, 2003, and various amendments thereto, by and among the Registrant, W.O.M. World of Medicine USA, Inc. and W.O.M. World of Medicine AG.
10.14*	Settlement Agreement, effective as of May 22, 2006, by and between the Registrant and Suros Surgical Systems, Inc.
10.15*	Loan and Security Agreement, dated December 8, 2006, by and between the Registrant and Escalate Capital I, L.P.
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).
24.1*	Power of Attorney.

*	Previously filed.
†	Pursuant to a request for confidential treatment, portions of this Exhibit have been redacted from the publicly filed document and have been furnished separately to the SEC as required by Rule 406 under the Securities Act.